As filed with the Securities and Exchange Commission on July 3, 2002.
Registration No. 333-88246

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

Form F-1

REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

Sparkling Spring Water Holdings Limited

(Exact name of registrant as specified in its charter)

Province of Nova Scotia, Canada	5149	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)

19 Fielding Avenue

Dartmouth, Nova Scotia, Canada
B3B 1C9
(902) 481-6955
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Lawco of Oregon, Inc.

1211 S.W. Fifth Avenue, Suite 1500
Portland, OR 97204
Attn: Susan Kipper
(503) 727-2000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Roy W. Tucker, Esq. David Matheson, Esq. Perkins Coie LLP 1211 SW Fifth Avenue, 15th Floor Portland, Oregon 97204 (503) 727-2000	John L. Savva, Esq. Sullivan & Cromwell 1870 Embarcadero Road Palo Alto, California 94303 (650) 461-5600

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Aggregate	Registration
Securities to Be Registered	Registered(1)	Per Unit(2)	Offering Price	Fee(3)

Common Shares, without par value	6,210,000	$20.00	$124,200,000	$11,427

(1)	Includes 810,000 shares which the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a).
(3)	The registrant previously paid a fee of $10,580.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS SUMMARY
Summary Consolidated Financial and Other Data
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Option Grants to Executive Officers in 2001
PRINCIPAL AND SELLING SHAREHOLDERS
RELATED PARTY TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
AUDITOR, TRANSFER AGENT AND REGISTRAR
WHERE YOU CAN FIND MORE INFORMATION
MATERIAL CONTRACTS
EXPENSES OF ISSUANCE AND DISTRIBUTION
INDEX TO FINANCIAL STATEMENTS
SIGNATURES
Amendment One to Form F-1
Underwriting Agreement
Amended and Restated Articles of Association
Opinion of Stewart McKelvey Stirling Scales
Opinion of Perkins Coie LLP
1998 Stock Options Plan As Amended
Management Agreement
Riverpointe Lease Agreement
Registration Rights Agreement
Software License and Maintenance Agreement
Consent of Ernst & Young LLP

Subject to Completion. Dated                     , 2002.

5,400,000 Shares

Common Shares

        This is an initial public offering of common shares of Sparkling Spring Water Holdings Limited. All of the common shares are being sold by Sparkling Spring.

      Prior to this offering, there has been no public market for the common shares. It is currently estimated that the initial public offering price per share will be between $17.00 and $20.00.

      See “Risk Factors” beginning on page 7 to read about factors you should consider before buying common shares.

      Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting commission	$	$
Proceeds, before expenses, to Sparkling Spring	$	$

      To the extent that the underwriters sell more than 5,400,000 common shares, the underwriters have the option to purchase up to an additional 810,000 shares from Sparkling Spring and the selling shareholders identified in this prospectus at the initial public offering price less the underwriting commission. Sparkling Spring will not receive any of the proceeds from the sale of the shares sold by the selling shareholders.

      The underwriters expect to deliver the shares against payment in New York, New York on                     , 2002.

Goldman, Sachs & Co.	UBS Warburg
                              JPMorgan
                                           TD Securities Inc.

Prospectus dated                     , 2002.

Description of Graphics for Inside Front Cover

[Logos of Sparkling Spring water brands]

[Map of Western Canada showing bottling plant locations]

         “Western Canada bottling plants”

[Map of United Kingdom bottling plant locations]

         “United Kingdom bottling plants”

[Photo of executive officers]

         “Sparkling Spring’s Chairman, Vice-Chairman and President”

[Map of Pacific Northwest USA bottling plant locations]

         “Pacific Northwest USA bottling plants”

[Map of Eastern Canada bottling plant locations]

         “Eastern Canada bottling plants”

PROSPECTUS SUMMARY

      The following summary highlights, and should be read in conjunction with, the more detailed information contained elsewhere in this prospectus. You should read carefully the entire document, including our financial statements and related notes, to understand our business, our common shares and the other considerations that are important to your decision to invest in our common shares. You should pay special attention to the “Risk Factors” section.

      The phrase “fiscal year” refers to the twelve months ended December 31 of the relevant year. All references to “$” or “dollars” mean U.S. dollars, unless otherwise indicated. All references to “gallons” mean U.S. gallons. All financial information with respect to us has been prepared in accordance with generally accepted accounting principles in the United States, unless otherwise indicated.

Sparkling Spring Water Holdings Limited

      We believe we are a leading provider of bottled water delivered directly to residential and commercial customers in the United States, Canada and the United Kingdom based on our estimates of water cooler rental and customer locations. Our primary focus is on the bottling and delivery of high-quality drinking water in three- and five-gallon bottles to homes and offices, and the rental of water coolers. We also engage in other bottled water-related activities, including the sale of water in small-sized (i.e., 2.5 gallon or smaller) containers, cups, coffee, water filtration devices, water through vending machines and cooler sanitization and maintenance services. We provide bottled water or other related products or services to a base of approximately 248,000 water cooler rental and customer locations, consisting of approximately 198,000 water coolers rented from us and approximately 50,000 customers who do not rent our water coolers but purchase our bottled water or other products or services.

      We believe we are the bottled water home and office delivery market share leader in each of Western Canada, the Maritime Provinces of Canada, the states of Oregon and Washington in the United States, and Scotland, based on our estimates of water cooler rental and customer locations. We believe we have the third-largest market share in England, which is the only other market in which we currently operate.

      We have grown significantly in recent years through both organic growth and acquisitions. To expand our geographic presence and enhance profitability in our existing markets, we have acquired 25 businesses since April 1993. Our revenue and adjusted EBITDA before one-time acquisition and integration charges for the year ended December 31, 2001, were $92.5 million and $23.4 million, which represented compound annual growth rates of 27.6% and 27.7%, compared to our results for the year ended December 31, 1996. We calculate “adjusted EBITDA” as our operating profit before depreciation, amortization and integration and related expenses. We include EBITDA because some investors use it to measure a company’s financial performance. Our calculation of EBITDA is not necessarily comparable to similarly-titled measures for other companies.

      We believe that growth in the consumption of bottled water has been and will continue to be driven by:

•	Taste preference for bottled water;

•	Concerns related to the quality of tap water; and

•	Consumer preference for healthy products.

In addition to the factors driving growth in the bottled water industry, we believe the home and office delivery market has been and will continue to be driven by:

•	The convenience and reliability of direct, regularly-scheduled delivery of bottled water and pick-up of empty bottles;

•	Ease of use and functionality of water coolers; and

•	The ability to provide high-quality drinking water to locations with limited alternative access.

      We believe our key competitive strengths are our:

•	Concentration in our markets;

•	Proven ability to successfully integrate acquisitions;

•	Modern, high-quality bottling facilities and extensive operational infrastructure;

•	Extensive direct delivery experience;

•	Focus on outstanding quality of service and reliability of delivery; and

•	Strong management team.

      We intend to capitalize upon the growing demand for quality drinking water by leveraging our existing competitive strengths to drive strong organic growth, as well as pursuing strategic acquisitions to be a leader in the consolidation of the highly-fragmented bottled water home and office delivery market.

      We intend to grow organically by leveraging our existing distribution system to:

•	Capitalize on consumer demand for an alternative to tap water;

•	Increase delivery route density through increased market penetration to achieve additional operating efficiencies utilizing our existing infrastructure;

•	Expand our distribution into geographic markets adjacent to our existing distribution areas; and

•	Augment our growth by leveraging our customer base to offer additional products that are complementary to bottled water.

      In addition to organic growth, we intend to continue to pursue an acquisition strategy that takes advantage of attractive consolidation opportunities in the highly-fragmented bottled water home and office delivery market. We believe we are well positioned to benefit from the consolidation trend in the home and office delivery market.

Corporate Information

      We are a company organized under the laws of the Province of Nova Scotia, Canada and governed by the Companies Act (Nova Scotia). Our registered and principal executive offices are located at 19 Fielding Avenue, Dartmouth, Nova Scotia, Canada B3B 1C9, and our telephone number at that address is (902) 481-6955. Our agent in the United States is Lawco of Oregon, Inc., located at 1211 S.W. Fifth Avenue, Suite 1500, Portland, Oregon 97204.

Trademarks and Trade Names

      The names and logos of Sparkling Springs, Canadian Springs, Polaris, Misty Mountain, Whistler Water, Sparta, Nature Springs, and Water at Work are among our trademarks registered in the United States, Canada or the United Kingdom. All other trademarks and trade names referred to in this prospectus are the property of their respective owners.

The Offering

Common shares offered	5,400,000 shares

Common shares to be outstanding after the offering	14,044,028 shares

Underwriters’ option to purchase additional shares	We and the selling shareholders have granted the underwriters an option, exercisable by Goldman, Sachs & Co. within 30 days from the date of this prospectus, to purchase up to an additional 810,000 shares.

Estimated initial public offering price	$17.00 to 20.00 per share.

Use of proceeds	The net proceeds to us from the offering, after deducting an assumed underwriting commission and estimated expenses, are expected to be $91.8 million and will be used:

• to fully repay our $74.6 million of outstanding 11.5% senior subordinated notes due 2007; and

• to the extent of any remaining net proceeds, to repay a portion of outstanding indebtedness under our senior credit facility.

Pending application of amounts allocated to the repayment of our senior subordinated notes, the net proceeds from this offering will be used to fully reduce outstanding amounts under the revolving portion of our senior credit facility. See “Use of Proceeds”.

Proposed symbol	“ ”.

Risk factors	For a discussion of risks relating to this offering, see “Risk Factors”.

      Except as otherwise indicated, all information in this prospectus gives effect to the amendment and restatement of our Articles of Association, including to reclassify our Class A common shares and Class B common shares as common shares and to establish the aggregate number of our authorized common shares at 100,000,000, and assumes:

•	no exercise of outstanding options or warrants after April 30, 2002; and

•	no exercise of the underwriters’ option to purchase additional shares from us or the selling shareholders in this offering.

      The number of common shares outstanding after this offering is based on the number of shares outstanding as of May 31, 2002, and excludes:

•	an aggregate of 1,837,464 common shares reserved for issuance under our 1998 Stock Option Plan, of which 1,032,464 shares were subject to outstanding options as of May 31, 2002 with a weighted average exercise price of $7.42 per share, calculated based on an exchange rate of Cdn$1.5275 per U.S. dollar with respect to Canadian dollar options; and

•	an aggregate of 88,000 common shares issuable as of May 31, 2002 upon the exercise of outstanding warrants at an exercise price equal to $7.73 per share.

      Our common shares have not been qualified for sale in the Province of Quebec. Purchasers of our common shares in this offering will be deemed to be representing to us, the selling shareholders and the underwriters that they are not resident in the Province of Quebec, or buying shares directly or indirectly for the account or benefit of any person resident in that province.

Summary Consolidated Financial and Other Data

      We derived the following summary consolidated financial and other data from more detailed information and financial statements and related notes appearing elsewhere in this prospectus. You should read the following information in conjunction with “Selected Consolidated Financial and Other Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the consolidated financial statements and related notes and the unaudited pro forma consolidated financial statements and related notes which are included elsewhere in this prospectus. Our financial statements are prepared in accordance with generally accepted accounting principles in the United States.

						Three Months Ended
	Year Ended December 31,					March 31,

	1997	1998	1999	2000	2001	2001	2002

						(unaudited)	(unaudited)

	(U.S. dollars in thousands, except per share amounts and location data)
Consolidated Statements of Operations Data:
Revenue(1)	$42,074	$56,410	$63,918	$69,296	$92,530	$17,328	$23,153
Cost of sales	7,992	10,658	11,585	12,819	19,604	2,914	4,603
Selling, delivery and administrative expenses(2)	22,869	34,040	35,258	38,878	49,542	10,027	12,713
Integration and related expenses(3)	—	1,829	93	464	2,242	115	—
Depreciation and amortization(4)	5,692	8,880	10,319	11,168	15,243	2,886	3,145

Operating profit	5,521	1,003	6,663	5,967	5,899	1,386	2,692
Interest and related expenses(5)	5,018	9,770	11,838	7,984	12,271	3,007	2,589
Net income (loss) before extraordinary items and cumulative effect of changes in accounting principles(1)(4)	(4,524)	(9,983)	(4,712)	(2,515)	(7,044)	(1,801)	(222)
Net income (loss)(1)(4)	(5,358)	(9,983)	(2,008)	(1,455)	(9,421)	(1,801)	478
Net income (loss) per share before extraordinary items and cumulative effect of changes in accounting principles	(0.67)	(1.79)	(0.84)	(0.42)	(0.92)	(0.27)	(0.03)
Basic and diluted net income (loss) per share	(0.80)	(1.79)	(0.36)	(0.24)	(1.23)	(0.27)	0.06

Other Data:
Adjusted EBITDA(6)	$11,213	$11,712	$17,075	$17,599	$23,384	$4,387	$5,837
Cash provided by (used in) operating activities	(495)	(2,658)	4,653	1,904	10,501	3,362	4,125
Net capital expenditures(7)	6,038	8,094	9,372	10,911	9,797	2,960	2,727
Acquisition costs(8)	27,860	16,524	2,434	5,247	27,357	—	—
Number of water cooler rental locations(9)	86,340	121,042	125,493	146,154	197,758	145,594	196,145
Number of other customer locations(9)	20,549	27,757	34,828	36,405	48,553	35,976	48,571
Total number of water cooler rental and customer locations(9)	106,889	148,799	160,321	182,559	246,311	181,570	244,716

						Three Months Ended
	Year Ended December 31,					March 31,

	1997	1998	1999	2000	2001	2001	2002

						(unaudited)	(unaudited)

	(U.S. dollars in thousands, except per share amounts and location data)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$27,507	$9,774	$710	$9,882	$9,416	$7,475	$4,032
Total assets	106,999	106,571	102,600	115,427	138,756	110,392	133,189
Total debt(10)	104,799	112,316	107,426	115,191	116,259	112,851	108,461
Common shareholder’s equity (deficiency)	(8,960)	(20,907)	(20,473)	(15,215)	(1,696)	(19,276)	(1,566)
Number of common shares outstanding	5,533,312	5,576,752	5,684,208	6,663,416	8,644,028	6,663,416	8,644,028

(1)	In 2001, we began deferring amounts we received in advance for water cooler rental leases and recognizing those amounts as revenue over the period of the lease. In prior years, we recorded revenue from water cooler rentals when we delivered and installed the water cooler. The new method of accounting for water cooler leases was adopted in 2001 to more conservatively match revenue earned from water cooler leases to the period to which the lease relates. The effect of the change on our operating results in 2001 was to increase the net loss before extraordinary items by approximately $109,000. The cumulative effect of the change in our method of accounting for water cooler rental leases in prior years increased our net loss in 2001 by $3.2 million.

(2)	Selling, delivery and administrative expenses include, for 1998, a one-time charge of $1.8 million resulting from the effect of a change in the way we account for our reserve for doubtful accounts.

(3)	Integration and related expenses represent non-recurring costs incurred in integrating acquired businesses into our existing business or consolidating existing operations and include severance, relocation and related personnel costs, the cost of converting computer systems, facility closure costs, and the cost of blending new customers into our existing routes.

(4)	In 1999, we began computing depreciation of fixed assets using the straight-line method. In prior years, we computed depreciation of fixed assets using the declining balance method. We adopted the new method of depreciation to more appropriately amortize the cost of fixed assets over their estimated useful lives. The effect of the change in 1999 was to decrease net loss before extraordinary items by approximately $141,000. The cumulative effect of the change in our depreciation method from the declining balance method to the straight-line method (after reduction for income taxes of $0.9 million) decreased our net loss in 1999 by $1.7 million.

(5)	Related expenses refer to amortization of deferred financing costs and gains or losses on foreign currency swaps.

(6)	“Adjusted EBITDA” means operating profit plus depreciation, amortization and integration and related expenses. Our adjustments to more typical measures of EBITDA are intended to facilitate a better understanding of our operating results net of the effect of non-recurring or non-operating items, such as extraordinary gains or losses, changes in accounting principles and integration expenses. EBITDA is presented because it is considered by many financial analysts to be a meaningful indicator of a company’s ability to meet its future financial obligations. However, EBITDA is not required by generally accepted accounting principles in the United States or Canada and should not be considered as an alternative to net income (loss) as a measure of operating results or to cash flow from operations as a measure of liquidity in accordance with generally accepted accounting principles. Because EBITDA is not calculated in the same manner by all companies, our presentation may not be comparable to other similarly-titled measures reported by other companies.

(7)	Net capital expenditures represent (a) our maintenance capital expenditures to replace assets that support our current customer base plus (b) capital expenditures to support growth in our customer base, consisting of the purchase of additional water bottles, water coolers and delivery trucks, the addition of bottling lines at existing facilities and the construction of new bottling facilities, less (c) amounts we receive when disposing of assets.

(8)	Acquisition costs represent the cash purchase price and transaction costs of business acquisitions, excluding integration and related expenses.

(9)	Each individual water cooler owned by us at a customer location counts as a separate water cooler rental location. A customer who has purchased a product or service in the 84 days prior to the measurement date and does not have a water cooler owned by us is counted as another customer location. Number of locations is presented at the end of period.

(10)	Includes total long-term liabilities, including current portion of long-term debt, less other liabilities.

RISK FACTORS

      Any investment in our common shares involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide to purchase our common shares. If any of the following risks occurs, our business, results of operations and financial condition would likely suffer. In these circumstances, the market price of our common shares could decline, and you may lose all or part of the money you paid to purchase our common shares.

Risks Related to Our Business

We have incurred losses in recent years and may continue to incur losses.

      We have incurred net losses in each of our last five fiscal years. We incurred a net loss of $9.4 million in 2001 and had an accumulated net deficit of $37.1 million at December 31, 2001. We expect our expenses to increase in future periods as we seek to expand our business, including through acquisitions. We may continue to incur losses in the future, which could harm our business and impair our ability to implement our strategy.

We may not be able to successfully implement our strategy of acquiring other bottled water businesses, and any failure to do so would limit our ability to grow.

      One of our strategies is to increase our revenue and the number of markets we serve through the acquisition of additional bottled water home and office delivery businesses. We may not be able to identify suitable candidates for acquisition and, if suitable candidates are identified, we may not be able to complete acquisitions on acceptable terms. Competition for attractive acquisition candidates in the bottled water home and office delivery market industry is increasing, which could limit our ability to complete acquisitions and increase the purchase price or make other acquisition terms less favorable to us. Some of the companies we compete with for acquisitions may be in a better financial position to bid for and complete acquisitions. Our ability to expand through acquisitions is also dependent upon the availability of debt or equity financing on acceptable terms. If we are unable to identify suitable acquisition candidates and complete acquisitions on acceptable terms, we may be unable to expand our operations into new markets and achieve the size in new and existing markets necessary to achieve desired growth and operating efficiencies.

We may not be able to successfully integrate any future acquisitions and may encounter disruptions in our business associated with acquiring companies.

      We intend to continue to acquire businesses in the bottled water home and office delivery market. We may not be able to successfully integrate any future acquisitions into our operations. Our strategy of growth through acquisitions involves business risks commonly encountered in acquisitions of companies, including the following:

•	the time we spend and resources we utilize to integrate the operations of acquired companies may result in a reduction in our efficiency and level of customer service;

•	the customers we obtain from our acquisitions may be opposed to any changes we make in their service and, consequently, we may have difficulty retaining those customers;

•	the identification, negotiation and integration of our acquisitions could divert our management’s attention;

•	we may be unable to establish uniform standards, controls, procedures and policies throughout the companies we may acquire;

•	we may experience difficulty entering geographic markets in which we have no or limited experience since these markets may have different competitive conditions, consumer tastes and discretionary spending patterns than our existing markets; and

•	we may not be able to retain the management, key personnel and other employees of acquired companies, which could limit our understanding of the operations of the acquired companies and increase our recruiting and training expenses.

      Our failure to effectively integrate any businesses we may acquire in the future will harm our business and results of operations.

Implementing our strategy of growth through acquisitions may reduce our profitability and cash flows and harm our financial condition.

      Future acquisitions may not be profitable to us at the time of their acquisition and may not generate revenues sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may reduce our cash flows and harm our financial condition and results of operations, including risks that we may:

•	fail to realize anticipated benefits, such as cost-savings and revenue enhancements;

•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

•	incur additional indebtedness, which may result in significantly increased interest expense or financial leverage, or issue additional equity securities to finance acquisitions, which may result in significant shareholder dilution;

•	incur or assume unanticipated liabilities, losses or costs associated with the business acquired; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

The strain that growth places upon our resources may reduce our ability to effectively manage our business.

      Our growth has placed and will continue to place significant demands on our existing systems and procedures, management systems, financial controls, information systems, management resources and human resources. We have grown from approximately 480 employees at December 31, 1997 to over 1,000 employees at May 31, 2002. We may not be able to respond in a timely basis to all of the changing demands that our planned expansion will impose on our infrastructure and other resources. If we fail to continue to improve our infrastructure or to manage other factors necessary for us to achieve our expansion objectives, our efficiency and profitability could be reduced. Factors that could potentially limit our ability to effectively manage growth include:

•	the inability of our current water sources to supply an adequate volume of water to an expanded customer base and the unavailability of strategically located and favorably priced alternative sources;

•	the inability to secure required governmental approvals and permits in a timely manner, or at all;

•	the inability to obtain additional strategically-located facilities at favorable prices in which to expand our operations in a timely manner;

•	the inability to maintain consistent and effective quality and inventory control for expanded operations and in geographically-dispersed facilities;

•	the unavailability of timely information our management requires to make informed strategic decisions due to the inability of our existing information systems, such as our management computer system and software, to accommodate our business on an expanded scale; and

•	the diversion of our executive management’s attention over expanded and geographically-dispersed operations and the inability to locate, hire and retain other qualified management personnel.

If we do not provide a high level of customer service as we expand our business, our ability to attract and retain customers will suffer.

      We believe that quality of service and reliability of delivery are key competitive factors in the bottled water home and office delivery business. Factors that could cause our customer service to suffer as we grow our business include:

•	unreliable delivery of bottled water as we reconfigure our delivery routes to incorporate new customers;

•	shortages of water due to unanticipated demands of new customers;

•	the inability to accurately and timely incorporate information about new customers into our existing management systems, which could lead to billing errors, missed deliveries and unreliable or inconsistent maintenance or sanitization of water coolers;

•	the inability to hire or adequately train additional personnel for our customer call center to provide quality responses to increased customer inquiries from a growing customer base; and

•	the inability to consistently implement product quality control as we attempt to apply our systems over expanded and geographically-diverse operations.

Intense competition could lead to product price decreases and loss of business.

      The home and office delivery bottled water industry is highly competitive and rapidly consolidating. We compete directly with other multi-national, regional and local bottled water home and office delivery companies. We compete indirectly with companies that distribute water through retail sales and vending machines and with providers of on-premises filtration systems. We also compete with warehouses and retail stores for the sale of water coolers, particularly in Canada. Some of our competitors possess substantially greater financial, personnel, marketing and other resources than us and may possess greater name recognition and be better able to compete than us in our markets or markets we may enter. We may encounter increased competition in the future from existing competitors or new competitors that enter our markets. Increased competition could result in decreased revenue or downward price pressure on our products, either of which would reduce our profitability.

A significant portion of our costs are relatively fixed in nature, and a decline in our revenue could have a disproportionate adverse effect on our profitability.

      A significant portion of our costs, including costs relating to our water bottling and distribution facilities, are relatively fixed in the short term. As a result, if revenue in one or more of our markets falls below the level we anticipate, we may be unable to reduce our costs rapidly enough to compensate for this shortfall. Accordingly, a decline in our revenue, or the inability to achieve anticipated revenue, could have a disproportionate adverse effect on our profitability.

Our operating results are subject to seasonal and weather fluctuations, and could decline as a result of unseasonably cool weather.

      Customer demand for bottled water may fluctuate with outdoor air temperature. Seasonal weather variations may result in quarter-to-quarter volatility in our results of operations. Demand for our bottled water is typically weaker in the winter months as a result of lower temperatures and water consumption in the Northern Hemisphere during such months. As a result, additions of new customers and our revenue from the sale of bottled water have historically been weaker and our customer cancellations have increased, during our fiscal quarters ended March 31 and December 31. In addition, unseasonably cool weather during any particular period could result in less consumption of water than anticipated and reduce our revenue from the sale of bottled water below expectations.

Contamination of our water sources or bottling processes could result in product liability claims or recalls and seriously harm our business.

      Our ability to retain customers and maintain our reputation are dependent upon our ability to maintain the integrity of our water resources and to guard against defects in, or tampering with, our purification and bottling processes. Our water supplies or products could potentially become contaminated by a variety of occurrences, including naturally occurring phenomena, a failure in our efforts to remove impurities from our water, pollution, environmental accidents or terrorist activity. The loss of integrity in our water resources, or defects in or tampering with our processes or products, could harm our reputation and lead to product liability claims, product recalls or customer illnesses that could reduce our customer base and sales and results of operations. Product liability litigation, even if it were unsuccessful, would be time consuming and costly to defend. Although we currently have product liability insurance, not all potential liability claims may be covered by our insurance and we may not be able to obtain such insurance in the future at acceptable premiums, if at all. A former customer has claimed that we are responsible for losses that it and its customer suffered as a result of a voluntary recall by its customer of a product that we bottled for them. See “Business — Legal Proceedings”.

Contamination discovered in a competitor’s product could result in consumer concerns about bottled water quality and safety generally and reduce demand and sales of bottled water, including our bottled water.

      The bottled water industry has grown in large part due to public concerns relating to the quality of tap water and consumer preferences for healthy products. If a competitor’s bottled water were discovered to be contaminated, consumer concern may arise regarding the quality, safety and health benefit of bottled water generally, including our bottled water. This could lead to reduced demand for and sales of our bottled water.

Higher petroleum prices would increase the expense of operating our fleet of water delivery trucks and could increase the cost of our water bottles and cooler components, which would reduce our profitability.

      We operate a sizeable fleet of trucks that deliver water to our customers in each of the markets in which we operate. The cost of fuel used to operate these trucks in our business is a significant expense. These trucks consume fuel at a high rate since they are loaded heavily, make many stops and, in some cases, are driven in congested metropolitan areas. In addition, petroleum-based resins are used in the manufacture of the water bottles and some of the components of the water coolers we purchase for use in our business. In the event of an increase in the cost of petroleum, our expenses to operate these trucks and transport water to some of our bottling facilities would, and our expenses to purchase water bottles and coolers could, increase and our operating results would suffer. In the past, we have experienced significant increases in the cost of fuel in the markets in which we operate and have not always been able to pass that cost on to our customers. The cost of petroleum may increase as a result of fluctuations in its production or supply as a result of natural disasters, political issues or otherwise. Our business could also be harmed if we were unable to obtain sufficient fuel to deliver our products.

Interruptions in the supply of water coolers or bottles to us could impair our ability to provide water coolers or bottled water to existing or potential customers, which would harm our business.

      We currently purchase our water coolers and bottles from a limited number of suppliers. We do not have long-term supply contracts with these suppliers. If our supply of these products is interrupted, we may be unable to locate alternative sources able to supply an adequate quantity of water coolers or bottles to us in a timely manner or at favorable prices. Any replacement suppliers may charge more than existing suppliers for water coolers or bottles, which would increase our expenses and reduce our margins. If we were unable to obtain sufficient water coolers or bottles, we might be unable to sell or rent water coolers to potential customers and existing customers may cancel our services. This would result in the loss of sales and harm our business and results of operations.

Because we rely on limited sources of water in each of the markets in which we operate, interruptions in the ability of our water sources to supply an adequate amount of water could harm our business.

      We obtain our water from a limited number of sources in the markets in which we operate, primarily from public and natural water sources. Geologic or other natural events, such as earthquakes or drought, could constrict or eliminate our water supply from these sources. Pollution, environmental accidents, terrorist activity or other events could contaminate or effectively eliminate our water supply from our water sources. We may not be able to locate and secure adequate or comparable replacement sources if the availability of water to us is interrupted or we may incur significant costs in transporting water from more distant sources. Any interruption in the availability of water to us could lead to lost sales and customers or increase the cost of obtaining water, either of which could harm our operating results.

Changing consumer tastes or preferences could result in decreased demand for and sales of our products.

      Our future success is highly dependent on consumer tastes and preferences. The bottled water industry has grown in large part due to consumer preferences for healthy products and consumer taste preferences for bottled water over tap water and other beverages. These factors may not continue to benefit our business to the same extent in the future or in new markets in which we may seek to establish operations. Any change in consumer preferences away from bottled water could result in decreased demand for and sales of our products.

The loss of key personnel or our potential inability to hire additional persons could reduce our ability to manage or expand our business.

      Our future performance and growth will depend to a significant extent on the efforts and abilities of G. John Krediet, our Chairman and Chief Executive Officer, Stewart E. Allen, our Vice Chairman, K. Dillon Schickli, our President, Chief Operating Officer, Chief Financial Officer and a member of our Board of Directors, and our other officers. The loss of the services of one or more of these individuals or other senior managers could harm our ability to effectively operate. We do not maintain key man insurance for any of our officers or employees.

      In addition, we expect to continue to hire additional management and other personnel to support the planned expansion of our business. These include delivery truck drivers, who interact directly with our customers and play a key role in the efficiency of our operations and the quality of our customer service. Our ability to expand our business operations will suffer if we are unable to attract and retain additional qualified personnel as needed.

Compliance with various regulatory and environmental laws could increase the cost of operating our business.

      Our operations and properties are subject to regulation by various governmental entities and agencies. Compliance with, or any violation of, current and future laws or regulations could require material expenditures by us and may prohibit us from selling our product in certain jurisdictions. As a producer of beverages, we are subject to production, packaging, quality, and labeling and distribution standards in each of the countries where we have operations. The operations of our production and distribution facilities are subject to various environmental laws and workplace regulations. We are subject to environmental laws in the jurisdictions in which we operate due to our ownership and use of real property, the use of ozone in our bottling processes, and the storage of fuel and other regulated substances at our facilities. These environmental laws may impose liability on us for conditions at properties formerly owned or operated by another entity as well as to conditions of properties at which wastes or other contamination attributable to another entity have been sent or otherwise come to be located on our property. Additional consumer health protection and environmental or other laws and regulations may be adopted that could limit our ability to do business or further increase the cost of our doing business.

Exposure to currency exchange rate fluctuations and our hedging transactions could result in fluctuations in our revenue and expenses.

      We generate a majority of our revenue and incur a substantial portion of our expenses in currencies other than the U.S. dollar. For the twelve months ended December 31, 2001, 44.5% of our revenue was generated in Canadian dollars, 26.8% of our revenue was generated in British pounds sterling, and 28.7% of our revenue was generated in U.S. dollars. Changes in the U.S. dollar relative to these or other foreign currencies that may be relevant to our business could result in fluctuations in our revenue and expenses, which we report in U.S. dollars. Additionally, we occasionally enter into foreign currency forward transactions and swaps to hedge anticipated expenses or income denominated in currencies other than U.S. dollars. Our exposure to foreign currency exchange rate fluctuations and transactions that we may enter into in an attempt to reduce that exposure may result in losses that could harm our results of operations and financial condition.

Adverse changes in economic conditions generally or in our markets could result in increased cancellations by our customers or decreased business formation, which would reduce our customer base and harm our operating results.

      In periods of economic slowdown, either generally or in the markets in which we operate, we historically have experienced an increase in cancellations of water cooler rentals and a decrease in product purchases by our customers as some of our customers consider the delivery of bottled water to be a discretionary purchase. Economic slowdowns may also result in decreased business formation. Because a significant portion of our revenue is derived from sales and rentals to businesses, decreased business formation would reduce expansion opportunities for us in the affected markets. Increases in cancellations or a decrease in the expansion of office demand for our products would reduce our customer base and harm our operating results.

Work stoppages, strikes or labor unrest could hinder our supply of water from some sources or our ability to operate our business and deliver our products to customers.

      We depend upon third parties to transport to some of our facilities the spring water we use in our products. We also depend upon our delivery truck drivers to distribute our products to customers and on other employees to process and bottle our water. Work stoppages, strikes or labor unrest could prevent us from producing or distributing our products in affected areas, which would reduce our revenues and harm our operating results, and potentially result in the loss of customers in affected areas. As of May 31, 2002, approximately 180 of our employees, including our drivers and production employees, in our British Columbia operations were represented by unions. Our collective bargaining agreement for our home and office delivery employees in Vancouver, British Columbia is subject to renegotiation in October 2002. From time to time, our employees engage in unionizing activities that may or may not result in a collective bargaining agreement.

Increased absenteeism by office workers could result in decreased consumption of our bottled water.

      A significant amount of the water we sell is consumed by office workers. Any widespread or prolonged absenteeism by office workers in the markets in which we operate could result in decreased consumption of our water. Some factors that could cause absenteeism include labor strikes, fuel embargoes or severe weather. For example, the United Kingdom experienced a fuel embargo in 2000, which caused many businesses to temporarily close and employees not to go to work where they otherwise would consume bottled water. This resulted in a reduction in our revenue and increased our net loss.

Because we rely on a single vendor to supply and modify software we use to operate our management systems, any interruption in our access to software updates or relevant new programs may limit our ability to improve our management systems and to accommodate changes in our business.

      We obtain from a single vendor the operating software for our management systems, which we often update as we expand and our business changes. We rely on this vendor to modify the software to accommodate changes to our management systems and business. Our access to modifications and updates to the existing software we have purchased from this vendor or to potential new software programs from this vendor is dependent upon the vendor’s ongoing operations and ability to program and develop such modifications, updates or new programs. Due to our reliance on this vendor, if we were unable to obtain software modifications, updates or relevant new software programs from this vendor, our ability to effectively manage our business may suffer.

Our high level of debt could limit our operational flexibility and reduce our cash flows and profitability.

      We are a highly-leveraged company. At March 31, 2002, we had an aggregate of approximately $106.9 million of outstanding indebtedness on a consolidated basis, consisting of $27.6 million in borrowings under a secured senior credit facility of our subsidiary Sparkling Spring Water Group Limited, excluding $2.4 million of letters of credit, $74.6 million in aggregate principal amount of outstanding senior subordinated notes of Sparkling Spring Water Group Limited, and $4.6 million of capital leases or other indebtedness. Although we anticipate using the proceeds of this offering to repay our outstanding senior subordinated notes and outstanding indebtedness under our senior credit facility, we have commitments from lenders to provide up to

$75 million in revolving senior debt following this offering. Because of existing debt and the potential for a higher level of debt in the future:

•	a significant portion of our cash flow will or could be used to make interest and principal payments on our debt, reducing the funds that would otherwise be available to us for capital expenditures, acquisitions, working capital and other purposes;

•	our flexibility in planning for, and reacting to, changes in our business and the bottled water industry may be limited;

•	we may be at a competitive disadvantage relative to any less highly-leveraged competitors;

•	we may not be able to borrow additional funds on terms acceptable to us, even when necessary to maintain adequate liquidity;

•	we may be more vulnerable to general economic downturns and adverse developments in our business and the bottled water industry; and

•	our cash flows and operating results may be harmed by an increase in interest rates since a portion of our debt is, and any future debt may be, subject to variable interest rates.

We may require additional capital and failure to obtain additional capital could curtail our growth.

      We may require additional capital for, among other purposes, acquiring other businesses, integrating acquired companies, acquiring new equipment and maintaining the condition of existing equipment. If cash generated from operations is insufficient to fund capital requirements, we will require additional debt or equity financing. Covenants in our existing financing arrangements, our existing leverage and our future financial performance may limit our ability to obtain additional financing. Additional financing may not be available or, if available, may not be available on terms satisfactory to us. Additional financing may result in significantly increased financial leverage or shareholder dilution. If we fail to obtain sufficient additional capital in the future, we could be forced to curtail our growth strategy by reducing or delaying capital expenditures and acquisitions, selling assets, restructuring our operations, reducing our workforce or refinancing indebtedness.

Risks Related to this Offering, Our Common Shares and the Securities Markets

After this offering, our existing shareholders may be able to control matters submitted for shareholder approval, in which case you would be subject to their decisions.

      Some of our shareholders have large enough ownership positions in us to have a significant influence on the matters presented to shareholders. Immediately following completion of this offering, G. John Krediet, our Chairman and Chief Executive Officer, will beneficially own 18.21% of our common shares, Egeria B.V. will beneficially own 20.84% of our common shares, and Clairvest Group Inc. will beneficially own 9.98% of our common shares, in each case including options to purchase our common shares exercisable within 60 days of this offering. In addition, our directors and executive officers as a group will own 21.65% of our common shares following completion of this offering. As a result, these shareholders may be able to control and will have significant influence over matters requiring shareholder approval, including the election and removal of directors, the approval of significant corporate transactions, such as any amalgamation (or merger), consolidation or sale of all or substantially all of our assets, and the control of our management and affairs. This concentration of ownership may delay, defer or prevent a change in control of us, impede an amalgamation, takeover or other business combination involving us or discourage a potential acquirer from making an offer to acquire our outstanding shares or otherwise attempting to obtain control of the company, any of which could cause the market price of our common shares to decline. See “Principal and Selling Shareholders”.

Future sales of our common shares could cause the price of our common shares to decline.

      Our current shareholders will be able to sell a substantial number of shares in the public market in the near future. If our shareholders sell substantial amounts of our common shares in the public market following this offering, or if investors believe our existing shareholders are likely to sell substantial amounts of our common shares in the future, the market price of our common shares could decrease. Upon completion of this offering, 14,044,028 common shares will be outstanding, and the 5,400,000 shares sold in this offering will be freely tradable. The remaining common shares outstanding after this offering or issuable upon exercise of options or warrants to purchase common shares will be restricted as a result of securities laws or lock-up agreements with the underwriters that restrict the holders’ ability to transfer their stock for 180 days after the date of this prospectus. Goldman, Sachs & Co. may waive the 180 day lock-up period at any time. When these “lockup” agreements expire, a substantial number of the common shares held by these individuals will become eligible for sale, in some cases subject to the volume, manner of sale and notice requirements of Rule 144 of the Securities Act of 1933. Both the anticipation of the expiration of the lockup period and the actual expiration of the lockup period may cause a decline in the market price of our common shares.

There has been no prior public market for our common shares and the market price of our common shares may be volatile, which may cause you to experience investment losses.

      Our common shares have never been sold in a public market. An active trading market for our common shares may not develop or be sustained following the completion of this offering. Also, many factors could cause the market price of our common shares to rise and fall. Some of these factors are:

•	variations in our operating results;

•	change in estimates of our performance or recommendations by financial analysts;

•	deviations in our operating results from results expected by financial analysts or investors;

•	acquisitions by us or others in our industry;

•	entry into or expansion in our markets by competitors; and

•	market conditions and regulatory trends in our industry.

      In addition, the stock market experiences significant price and volume fluctuations. These broad market fluctuations could reduce the market price of our common shares. When the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a securities class action lawsuit against us, we could incur substantial costs defending the lawsuit. The lawsuit could also divert the time and attention of our management and seriously harm our business.

Provisions in our corporate documents and Nova Scotia law could delay or prevent a change in control of Sparkling Spring Water.

      Provisions in our Memorandum and Articles of Association may discourage, delay or prevent a change of control, amalgamation or other acquisition or business combination involving us that our shareholders may consider favorable by:

•	authorizing the issuance of special preferred shares, the terms of which may be determined at the sole discretion of our board of directors;

•	providing for a classified board of directors, with staggered three-year terms and related protective provisions; and

•	establishing advance notice requirements for nominations for election to the board of directors and for proposing matters that can be acted on by shareholders at meetings.

In addition, Nova Scotia law, which applies to us, requires approval of any amalgamation by at least 75% of the votes cast at a shareholder meeting called for that purpose. This requirement could likewise discourage, delay or prevent any such transaction.

It may be difficult for investors to effect service of process against us within the United States or to enforce judgments against us obtained in U.S. courts.

      Investors within or outside the United States should be aware that we are incorporated in Nova Scotia, Canada and most of our subsidiaries are incorporated outside of the United States. Most of our directors and executive officers and those of our subsidiaries are residents of countries other than the United States. Substantially all of our assets, and many of our subsidiaries’ assets, and all or a substantial portion of the assets of some of our directors and officers are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us, many of our subsidiaries or these directors and officers or to realize against them judgments obtained in United States courts. In addition, investors may be unable to (a) enforce within or outside the United States judgments of U.S. courts obtained in actions against us, our subsidiaries or our directors and officers based upon civil liabilities provisions of applicable U.S. federal and state securities laws or (b) enforce, in original actions in courts outside of the United States, liabilities against us, our subsidiaries or our directors and officers based upon these laws.

It may be difficult for Canadian investors to effect service of process against the selling shareholders within Canada or to enforce against the selling shareholders judgments obtained in Canadian courts.

      The selling shareholders reside outside of Canada. Although the selling shareholders will appoint an agent for service of process in Canada, it may not be possible for investors to collect from the selling shareholders judgments obtained in courts in Canada predicated on the civil liability provisions of Canadian securities legislation.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements, including statements regarding, among other items:

•	our future earnings and other operating results;

•	prospects and trends of the bottled water industry, including industry consolidation;

•	growth in the demand for and consumption of bottled water;

•	our growth strategy and measures to implement our growth strategy;

•	our ability to effectively and profitably integrate acquired business;

•	our ability to effectively satisfy our customers’ drinking water needs;

•	competition in the bottled water industry and in our markets;

•	expectations as to funding our future capital requirements; and

•	other discussions of future plans, strategies, objectives, expectations, intentions and other matters that involve predictions of future events.

Other statements contained in this prospectus are forward-looking statements and may not be based on historical fact, such as statements containing the words “believes”, “may”, “will”, “estimates”, “continue”, “anticipates”, “intends”, “plans”, “expects” and words of similar import.

      These forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed in “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Business” and elsewhere in this prospectus. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

      Actual results may differ materially from those projected in forward-looking statements. You should not unduly rely on these forward-looking statements, which are based on our current expectations. Factors that could cause actual results to differ materially include the factors described in “Risk Factors”.

      We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

USE OF PROCEEDS

      We estimate that our net proceeds from the sale of the common shares offered in this offering will be $91.8 million, based on an assumed initial public offering price of $18.50 per common share and after deducting an assumed underwriting commission and estimated offering expenses payable by us.

      We currently expect to use the net proceeds:

•	to fully repay our 11.5% senior subordinated notes due 2007, either by redemption in November 2002, or, if advantageous, by open market repurchases; and

•	to use any remaining net proceeds to repay a portion of outstanding indebtedness under our senior credit facility.

      On May 31, 2002, we had $74.6 million of outstanding senior subordinated notes, excluding $6.5 million of notes held by us. If we redeem the notes the first time the notes become redeemable in November 2002, we will repay the $74.6 million principal amount of notes in addition to the payment of accrued interest and a redemption premium of $4.3 million. If advantageous, we will purchase all or a portion of the notes in the open market prior to November 2002.

      On May 31, 2002, we had $31.5 million outstanding under our senior credit facility, excluding $2.5 million of letters of credit. This multi-currency facility consists of a $15.0 million operating line that is renewable annually by April 30, an $8.5 million acquisition facility that matures April 30, 2006, and a $12.0 million term loan that matures October 31, 2005. Borrowings under the senior credit facility bear interest at specified rates based on the Canadian prime rate, United States prime rate, United States base rate, Sterling LIBOR and United States LIBOR. As of May 31, 2002, the weighted average interest rate on outstanding indebtedness under the credit facility was 5.98%. To the extent sufficient net proceeds of this offering are not available to repay the entire senior credit facility, we will repay the acquisition facility and operating line facility prior to repayment of the term loan.

      Pending application of amounts allocated to the repayment of our senior subordinated notes, the net proceeds from this offering will be invested in short-term interest bearing investments and used to reduce outstanding amounts under the revolving portion of our credit facilities that will be used to repay the notes.

      For a discussion of a proposed new revolving senior credit facility following this offering, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources”.

DIVIDEND POLICY

      We have never declared or paid any dividends on our capital stock. We intend to retain earnings, if any, to fund the operation and growth of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, our ability to pay dividends is effectively limited by the terms of some of the debt instruments of our subsidiaries, which significantly restrict their ability to pay dividends directly or indirectly to us.

CAPITALIZATION

      The following table sets forth:

•	our actual capitalization as of March 31, 2002; and

•	our capitalization as adjusted to reflect (1) this offering at an assumed initial public offering price of $18.50 per share, after deducting an assumed underwriting commission and estimated offering expenses payable by us, (2) the redemption of our outstanding 11.5% senior subordinated notes due 2007 at their stated principal amount for $74.6 million plus a redemption premium of $4.3 million, (3) the repayment of $12.9 million of indebtedness outstanding under our senior credit facility and (4) the reclassification of our Class A common shares and Class B common shares into common shares, as if each had occurred on March 31, 2002.

      You should read the following table in conjunction with our consolidated financial statements and related notes and the unaudited pro forma consolidated financial statements and related notes included elsewhere in this prospectus. See “Selected Consolidated Financial and Other Data”, “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

	March 31, 2002

	Actual	As Adjusted

	(unaudited;
	U.S. dollars in millions)
Long-term debt (excluding current portions):
Unsecured senior subordinated notes	$74.6	—
Secured senior credit facility	26.3	$13.4
Other unsecured long-term obligations(1)	0.5	0.5
Other secured long-term obligations(2)	3.6	3.6

Total long-term debt	$105.0	$17.5
Shareholder’s equity:
Common shares, without par value, no shares authorized, issued or outstanding — actual; and 100,000,000 shares authorized, and shares issued and outstanding — as adjusted	—	134.3
Class A voting common shares, without par value; 10,000,000 shares authorized and 8,434,656 shares issued and outstanding — actual; and no shares authorized, issued or outstanding — as adjusted	41.2	—
Class B non-voting common shares, without par value; 10,000,000 shares authorized and 209,372 shares issued and outstanding — actual; and no shares authorized, issued or outstanding — as adjusted	1.3	—
Special preferred shares, Cdn$1.00 par value per share; 10,000,000 shares authorized and no shares issued and outstanding — actual; and 50,000,000 shares authorized and no shares issued and outstanding — as adjusted	—	—
Subscriptions receivable	(0.1)	(0.1)
Deferred stock-based compensation	(0.5)	(0.5)
Cumulative translation adjustment	(6.8)	(6.8)
Deficit	(36.6)	(40.9)

Total shareholders’ equity (deficit)	(1.5)	86.0

Total capitalization	$103.5	$103.5

(1)	Represents obligations under non-competition agreements.

(2)	Includes capital leases.

DILUTION

      The net tangible book value of our common shares as of March 31, 2002 was approximately $(60.0) million, or $(6.95) per common share. Net tangible book value per common share represents the amount of our total tangible assets less total liabilities, divided by the number of our common shares outstanding. Dilution in net tangible book value per share to new investors represents the difference between the amount per share paid by purchasers of common shares in this offering and the net tangible book value per common share immediately after completion of this offering.

      If you purchase common shares in this offering, you will experience immediate and substantial dilution. After giving effect to our sale of 5,400,000 common shares in this offering at an assumed initial public offering price of $18.50 per common share and after deducting an assumed underwriting commission and estimated offering expenses payable by us, our net tangible book value as of March 31, 2002 would have been approximately $31.8 million, or $2.26 per common share. This represents an immediate increase in net tangible book value of $9.21 per common share equivalent to existing shareholders and an immediate dilution in net tangible book value of $16.24 per common share to purchasers of common shares in this offering. The following table illustrates this dilution in net tangible book value per common share.

Assumed initial public offering price per share		$18.50

Net tangible book value per share as of March 31, 2002	$(6.95)
Increase per share attributable to new investors	9.21

Pro forma net tangible book value per share after this offering		2.26

Dilution per share to new investors		$16.24

      The following table illustrates, as of March 31, 2002, on the pro forma basis described above, the differences between the total consideration paid and the average price per common share paid or payable by our officers, directors and affiliates during the last five years (including common shares such persons have the right to acquire) and the purchasers of common shares in this offering.

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Officers, directors and affiliates	4,573,997	45.9%	$50,987,230	33.8%	$11.15
New investors	5,400,000	54.1	99,900,000	66.2

Total	9,973,997	100.0%	$150,887,230	100.0%

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

      The following table presents selected financial and other data for us as at and for the three-month periods ended March 31, 2001 and 2002, and each of the five fiscal years ended December 31, 2001. We derived the consolidated statements of operations data for the fiscal years ended December 31, 1999, 2000 and 2001 and the consolidated balance sheet data as of December 31, 2000 and 2001 from our consolidated financial statements that are included elsewhere in this prospectus and that have been audited by Ernst & Young LLP, independent chartered accountants, as indicated in their report thereon included elsewhere in this prospectus. We derived the consolidated statements of operations data for the fiscal year ended December 31, 1998 and the consolidated balance sheet data as of December 31, 1998 and 1999 from consolidated financial statements that are not included in this prospectus, but that have been audited by Ernst & Young LLP. We derived the selected financial data set forth below at and for the year ended December 31, 1997 from the consolidated financial statements of our predecessor, Sparking Spring Water Group Limited, that are not included in this prospectus, but that have been audited by Ernst & Young LLP. We derived the selected financial data set forth below at and for each of the three-month periods ended March 31, 2001 and 2002 from our unaudited consolidated financial statements included elsewhere in this prospectus. In our opinion, these unaudited consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such financial data. Our results for the three-month period ended March 31, 2002 are not necessarily indicative of the eventual results for the year. The financial statements from which the following selected financial and other data were derived were prepared in accordance with U.S. generally accepted accounting principles.

      You should read the data below in conjunction with the consolidated financial statements and related notes, unaudited pro forma consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

						Three Months Ended
	Year Ended December 31,					March 31,

	1997	1998	1999	2000	2001	2001	2002

						(unaudited)	(unaudited)

	(U.S. dollars in thousands, except per share amounts and location data)
Consolidated Statements of Operations Data:
Revenue(1)	$42,074	$56,410	$63,918	$69,296	$92,530	$17,328	$23,153
Cost of sales	7,992	10,658	11,585	12,819	19,604	2,914	4,603
Selling, delivery and administrative expenses(2)	22,869	34,040	35,258	38,878	49,542	10,027	12,713
Integration and related expenses(3)	—	1,829	93	464	2,242	115	—
Depreciation and amortization(4)	5,692	8,880	10,319	11,168	15,243	2,886	3,145

Operating profit	5,521	1,003	6,663	5,967	5,899	1,386	2,692
Interest and related expenses(5)	5,018	9,770	11,838	7,984	12,271	3,007	2,589
Net income (loss) before extraordinary items and cumulative effect of changes in accounting principles(1)(4)	(4,524)	(9,983)	(4,712)	(2,515)	(7,044)	(1,801)	(222)
Net income (loss)(1)(4)	(5,358)	(9,983)	(2,008)	(1,455)	(9,421)	(1,801)	478
Net income (loss) per share before extraordinary items and cumulative effect of changes in accounting principles	(0.67)	(1.79)	(0.84)	(0.42)	(0.92)	(0.27)	(0.03)
Basic and diluted net income (loss) per share	(0.80)	(1.79)	(0.36)	(0.24)	(1.23)	(0.27)	0.06

Other Data:
Adjusted EBITDA(6)	$11,213	$11,712	$17,075	$17,599	$23,384	$4,387	$5,837
Cash provided by (used in) operating activities	(495)	(2,658)	4,653	1,904	10,501	3,362	4,125
Net capital expenditures(7)	6,038	8,094	9,372	10,911	9,797	2,960	2,727
Acquisition costs(8)	27,860	16,524	2,434	5,247	27,357	—	—
Number of water cooler rental locations(9)	86,340	121,042	125,493	146,154	197,758	145,594	196,145
Number of other customer locations(9)	20,549	27,757	34,828	36,405	48,553	35,976	48,571
Total number of water cooler rental and customer locations(9)	106,889	148,799	160,321	182,559	246,311	181,570	244,716

Consolidated Balance Sheet Data:
Cash and cash equivalents	$27,507	$9,774	$710	$9,882	$9,416	$7,475	$4,032
Total assets	106,999	106,571	102,600	115,427	138,756	110,392	133,189
Total debt(10)	104,799	112,316	107,426	115,191	116,259	112,851	108,461
Common shareholder’s equity (deficiency)	(8,960)	(20,907)	(20,473)	(15,215)	(1,696)	(19,276)	(1,566)
Number of common shares outstanding	5,533,312	5,576,752	5,684,208	6,663,416	8,644,028	6,663,416	8,644,028

(footnotes on following page)

(1)	In 2001, we began deferring amounts we received in advance for water cooler rental leases and recognizing those amounts as revenue over the period of the lease. In prior years, we recorded revenue from water cooler rentals when we delivered and installed the water cooler. The new method of accounting for water cooler leases was adopted in 2001 to more conservatively match revenue earned from water cooler leases to the period to which the lease relates. The effect of the change on our operating results in 2001 was to increase the net loss before extraordinary items by approximately $109,000. The cumulative effect of the change in our method of accounting for water cooler rental leases in prior years increased our net loss in 2001 by $3.2 million.

(2)	Selling, delivery and administrative expenses include, for 1998, a one-time charge of $1.8 million resulting from the effect of a change in the way we account our reserve for doubtful accounts.

(3)	Integration and related expenses represent non-recurring costs incurred in integrating acquired businesses into our existing business or consolidating existing operations and include severance, relocation and related personnel costs, the cost of converting computer systems, facility closure costs, and the cost of blending new customers into our existing routes.

(4)	In 1999, we began computing depreciation of fixed assets using the straight-line method. In prior years, we computed depreciation of fixed assets using the declining balance method. We adopted the new method of depreciation to more appropriately amortize the cost of fixed assets over their estimated useful lives. The effect of the change in 1999 was to decrease net loss before extraordinary items by approximately $141,000. The cumulative effect of the change in our depreciation method from the declining balance method to the straight-line method (after reduction for income taxes of $0.9 million) decreased our net loss in 1999 by $1.7 million.

(5)	Related expenses refer to amortization of deferred financing costs and gains or losses on foreign currency swaps.

(6)	“Adjusted EBITDA” means operating profit plus depreciation, amortization and integration and related expenses. Our adjustments to more typical measures of EBITDA are intended to facilitate a better understanding of our operating results net of the effect of non-recurring or non-operating items, such as extraordinary gains or losses, changes in accounting principles and integration expenses. EBITDA is presented because it is considered by many financial analysts to be a meaningful indicator of a company’s ability to meet its future financial obligations. However, EBITDA is not required by generally accepted accounting principles in the United States or Canada and should not be considered as an alternative to net income (loss) as a measure of operating results or to cash flow from operations as a measure of liquidity in accordance with generally accepted accounting principles. Because EBITDA is not calculated in the same manner by all companies, our presentation may not be comparable to other similarly-titled measures reported by other companies.

(7)	Net capital expenditures represent (a) our maintenance capital expenditures to replace assets that support our current customer base plus (b) capital expenditures to support growth in our customer base, consisting of the purchase of additional water bottles, water coolers and delivery trucks, the addition of bottling lines at existing facilities and the construction of new bottling facilities, less (c) amounts we receive when disposing of assets.

(8)	Acquisition costs represent the cash purchase price and transaction costs of business acquisitions, excluding integration and related expenses.

(9)	Each individual water cooler owned by us at a customer location counts as a separate water cooler rental location. A customer who has purchased a product or service in the 84 days prior to the measurement date and does not have a water cooler owned by us is counted as another customer location. Number of locations is presented at the end of period.

(10)	Includes total long-term liabilities, including current portion of long-term debt, less other liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion together with the financial statements, including the related notes, and the other financial information appearing elsewhere in this prospectus.

Overview

      We believe we are a leading provider of bottled water delivered directly to residential and commercial customers in the United States, Canada and the United Kingdom based on our estimates of water cooler rental and customer locations. Our primary focus is on the bottling and delivery of high-quality drinking water in three- and five-gallon bottles to homes and offices, and the rental of water coolers. We also engage in other bottled water-related activities, including the sale of water in small-sized (i.e., 2.5 gallon or smaller) containers, cups, coffee, water filtration devices, water through vending machines and cooler sanitization and maintenance services. In 2001, we derived 57.3% of our revenue from the sale of bottled water used in water coolers, 19.8% from the rental of water coolers, 12.6% from the sale of bottled water in small-sized containers and 10.3% from related activities. In 2001, 28.7% of our revenue came from sales in the United States, 44.5% in Canada and 26.8% in the United Kingdom.

      We recognize revenue from the sale of bottled water and other products and services when we deliver the products or perform the services. Prior to 2001, we recognized revenue from water cooler rentals when we billed our customer. When we entered into a one-year water cooler rental lease with a customer, we billed the customer for the entire year and recognized the entire amount as revenue at that time. In 2001, we began recognizing those amounts as revenue over the period of the lease. We adopted the new method of accounting to more appropriately match revenues earned from water cooler leases to the period to which the lease relates. The effect of the change on operating results in 2001 was to increase the net loss before extraordinary items by approximately $109,000. The cumulative effect of the change in our method of accounting for water cooler rental leases in prior years increased our net loss in 2001 by $3.2 million.

      Our cost of sales primarily consists of the cost of materials, including:

•	water, labels and caps;

•	variable overhead, such as routine equipment maintenance, energy costs at the bottling facilities, pallets and laboratory testing;

•	direct production labor; and

•	production management.

      Our gross margins may vary depending upon the level of sales of bottled water to home and offices compared to the level of sales of smaller, retail-sized containers of bottled water to retail stores. In 2000 and 2001, the average product margin (excluding the allocation of production overhead) we realized on sales of bottled water in small-sized containers to retail stores was approximately 34% and 38%, compared to approximately 94% and 93% for bottled water delivered to home and offices. While we do not focus our sales effort on sales of small-sized containers of bottled water to retail stores, home and office delivery businesses that we acquire may have a larger percentage of this type of business than we do, thus impacting our gross margins when we combine our businesses.

      Our selling, delivery and administrative expenses, which typically equal over 50% of our revenues, primarily consist of

•	administrative overhead;

•	the cost to deliver bottled water to homes and offices, including the cost of delivery drivers, maintenance of delivery trucks and gasoline; and

•	selling expenses, which include the cost of our call centers and sales staff.

Of our total selling, delivery and administrative expenses in 2000 and 2001, administrative expenses were approximately 43% and 45% of the total, delivery expenses were approximately 40% and 39%, and selling expenses were approximately 17% and 16%. Selling, delivery and administrative expenses as a percentage of revenue are affected by, among other factors, the proportion of our revenue that represents sales of small-sized water bottles to retail stores, which sales have relatively lower associated delivery and administrative expenses than our home and office delivery sales.

      We define “adjusted EBITDA” to mean operating profit plus depreciation, amortization and integration and related expenses. Our adjustments to more typical measures of EBITDA are intended to facilitate a better understanding of our operating results net of the effect of nonrecurring or nonoperating items, such as extraordinary gains or losses, changes in accounting principles and integration expenses. Neither EBITDA nor adjusted EBITDA is required by generally accepted accounting principles in the United States and Canada. Because EBITDA is not calculated in the same manner by all companies, our presentation may not be comparable to other similarly-titled measures reported by other companies.

      Prior to 1999, we computed depreciation of fixed assets using the declining balance method. In 1999, we began computing depreciation of fixed assets using the straight-line method. We adopted the new method of depreciation to more appropriately amortize the cost of fixed assets over their estimated useful lives. The effect of the change in 1999 was to decrease net loss before extraordinary items by approximately $141,000. The cumulative effect of the change in our depreciation method from the declining balance method to the straight-line method (after reduction for income taxes of $0.9 million) decreased our net loss in 1999 by $1.7 million.

      Our interest and related expenses include interest we pay on our senior credit facility and senior subordinated notes, as well as payments we make under capital lease obligations and non-competition agreements and amortization of financial costs. We intend to redeem or repurchase our remaining outstanding 11.5% senior subordinated notes due 2007 with the net proceeds from this offering. Through June 30, 2002, we had repurchased an aggregate of $25.4 million principal amount of senior subordinated notes. Our extraordinary items in each of 1999, 2000 and 2001 and the first quarter of 2002 represent gains from these repurchases. In 2001, we paid $8.9 million in interest on our senior subordinated notes. As of June 30, 2002, we had $74.6 million of senior subordinated notes outstanding, which would require annual cash net interest payments of $8.6 million. If we redeem our senior subordinated notes the first time the notes become redeemable in November 2002, we will take a one-time charge in the fourth quarter of 2002 of an estimated $5.9 million, representing a $4.3 million redemption premium and a $1.6 million adjustment to write-off the balance of unamortized deferred finance costs associated with the senior subordinated notes. If we choose to repurchase senior subordinated notes prior to November 2002, we will take a charge or gain for the difference between the price at which we repurchase the notes and the principal amount of the notes we repurchase, plus the unamortized deferred finance costs associated with the notes repurchased in the quarter in which the repurchase took place. See “— Liquidity and Capital Resources” and “Use of Proceeds”.

      In addition to redeeming or repurchasing our senior subordinated notes, we intend to use the remaining net proceeds from this offering to repay a portion of the debt outstanding under our senior credit facility. We expect to reborrow the amount repaid and may borrow additional amounts under the senior credit facility or other credit facilities as needed to implement our acquisition strategy and expand our operations.

      In the first quarter of 2002, we recorded deferred stock-based compensation of approximately $549,000 in connection with stock options granted in December 2001 and March 2002. This amount represents the difference between the exercise price of the stock options granted to employees and the deemed fair market value of our common shares at the time of the grants. We will amortize the $549,000 over the four-year vesting period of the options. In the first quarter of 2002, we amortized approximately $34,000 and expect to amortize an additional $103,500 for the remainder of 2002, $137,000 in 2003 and 2004 and $136,000 in 2005. We did not record any deferred stock-based compensation in any period prior to fiscal 2002.

      We transact business in currencies other than the U.S. dollar, but report in U.S. dollars. In 2001, 44.5% of our revenue was generated in Canadian dollars, 26.8% in British pounds sterling, and 28.7% in U.S. dollars. Accordingly, movements in foreign currency exchange rates can affect our results.

      Bottled water sales are subject to seasonal variations, with decreased sales during cold weather months and increased sales during warm weather months. Water cooler rentals are typically paid monthly and partially mitigate the seasonal effect of water sales.

      We have grown significantly in recent years through both internal growth and acquisitions. To expand our geographic presence and enhance profitability in our existing markets, we have acquired 25 businesses since April 1993. We have accounted for our acquisitions using the purchase method of accounting, and included the results of the acquired companies in our results from the date of the acquisition. We incur integration and related expenses in connection with integrating acquired businesses into our existing business. These expenses are non-recurring costs incurred to reduce and relocate staff, convert the acquired businesses’ computer systems, close acquired facilities and blend new customers into our existing routes. Prior to 2002, we amortized the goodwill associated with our acquisitions in accordance with generally accepted accounting principles. Effective January 1, 2002, we ceased amortization of that goodwill in accordance with changes to those accounting principles and instead we will write-down goodwill if and when we determine that the goodwill has been impaired, as provided by recently established accounting guidelines. See “— Recently Issued Accounting Standards”. In addition, prior to 2001 we amortized the cost of non-competition agreements that we obtained in connection with our acquisitions. In 2001, we wrote-off all of the unamortized portion of our existing non-competition agreements after we determined that those agreements no longer had value.

      In May 2001, we acquired two related home and office delivery companies, Pure Water Corporation and Polaris Water Company, Inc., and a related company, Stellen Investments Limited, that conduct business in the greater Seattle, Washington and Vancouver, British Columbia areas. We purchased the companies, which had combined revenue of $21.7 million in 2000, for an aggregate purchase price of $22.8 million. These companies sold a significant amount of small-container bottled water to retail stores. See Note 4 to our financial statements included elsewhere in this prospectus for details concerning our acquisitions over the last three years.

      We typically have integrated acquired businesses, including the customers obtained from the acquisition, with our existing businesses in similar geographic markets within one year following the acquisition to realize the efficiencies created from the acquisitions. Since we fully integrate the acquired businesses, we do not separately track the revenues generated from, and costs associated with, customers of the acquired businesses.

Results Of Operations

      The following table sets forth, for the periods indicated, certain of our statements of operations and other data as a percentage of revenue.

				Three Months
	Year Ended December 31,			Ended March 31,

	1999	2000	2001	2001	2002

Revenue	100%	100%	100%	100%	100%
Cost of sales	18.1	18.5	21.2	16.8	19.9
Selling, delivery and administrative expenses	55.2	56.1	53.5	57.9	54.9
Adjusted EBITDA	26.7	25.4	25.3	25.3	25.2
Depreciation and amortization	16.1	16.1	16.5	16.7	13.6
Interest and related expenses	18.5	11.5	13.3	17.4	11.2
Net loss before extraordinary items and cumulative effect of changes in accounting principles	(7.4)	(3.6)	(7.6)	(10.4)	(0.9)
Net income (loss)	(3.1)	(2.1)	(10.2)	(10.4)	2.1

     Three Months Ended March 31, 2002 Compared to Three Months Ended March 31, 2001

      Revenue. Revenue increased $5.9 million, or 33.6%, to $23.2 million in the first quarter of 2002 compared to $17.3 million in the first quarter of 2001. The increase was due to the effects of our acquisitions of Pure Water Corporation, Polaris Water Company Inc. and the home and office business of CC Beverage (US) Corporation that occurred in May 2001, and from internal growth from increased volume in our existing home and office delivery business. The increase was partially offset by a decrease in reported revenue of $0.6 million as a result of unfavorable foreign currency translations to U.S. dollars due to declines in the exchange rates of the British pound sterling and Canadian dollar relative to the U.S. dollar.

      Cost of Sales. Cost of sales increased $1.7 million, or 58.0%, to $4.6 million in the first quarter of 2002 compared to $2.9 million in the first quarter of 2001. Cost of sales as a percentage of revenue increased to 19.9% in the first quarter of 2002 from 16.8% in the first quarter of 2001. This 3.1% increase primarily reflects the effect on 2002 results of the acquisitions in May 2001 of Pure Water, Polaris and an affiliated business, which sell a significant amount of small-sized containers of bottled water to retail stores that generate lower gross margins than sales of bottled water to homes and offices. Primarily due to these acquisitions, small-sized water bottle sales as a percentage of revenue increased to 9.3% in the first quarter of 2002 from 4.8% in the first quarter of 2001.

      Selling, Delivery and Administrative Expenses. Selling, delivery and administrative expenses increased $2.7 million, or 26.8%, to $12.7 million in the first quarter of 2002 compared to $10.0 million in the first quarter of 2001. Selling, delivery and administrative expenses as a percentage of revenue decreased to 54.9% in the first quarter of 2002 from 57.9% in the first quarter of 2001. The decrease is attributable to efficiencies achieved from our acquisitions of Pure Water and Polaris, both of which were integrated with our existing operations in those markets, the increase in sales of small-sized containers of water bottles to retail stores, and economies of scale arising from the overall growth of our home and office delivery business.

      Adjusted EBITDA. Adjusted EBITDA increased by $1.4 million, or 33.1%, to $5.8 million in the first quarter of 2002 from $4.4 million in the first quarter of 2001, as a result of increased revenues combined with decreases in selling, delivery and administrative expenses as a percentage of revenues, partially offset by an increase in cost of sales as a percentage of revenue. The increase in adjusted EBITDA in the first quarter of 2002 was reduced by $0.15 million due to significant decreases in the exchange rates of the British pound sterling and Canadian dollar relative to the U.S. dollar compared to the first quarter of 2001. As a percentage of revenue, adjusted EBITDA decreased to 25.2% in the first quarter of 2002 from 25.3% in the first quarter of 2001.

      Depreciation and Amortization. Depreciation and amortization expense increased $0.2 million, or 9.0%, to $3.1 million in the first quarter of 2002 from $2.9 million in the first quarter of 2001. This increase was due principally to the impact on depreciation of significant increases in fixed assets as a result of the acquisitions we consummated in 2000 and 2001 and our capital expenditure program. Due to the recent accounting standards affecting amortization of goodwill and our write-off in 2001 of the remaining value of non-competition agreements associated with certain of our acquisitions, amortization became an insignificant component of depreciation and amortization in the first quarter of 2002.

      Interest and Related Expenses. Interest and related expenses decreased $0.4 million, or 13.9%, to $2.6 million in the first quarter of 2002 from $3.0 million in the first quarter of 2001. This decrease was the result of lower average borrowing rates on our variable rate debt, repurchases of our senior subordinated notes in 2001, interest income earned on investments and cash balances and lower average levels of debt during the first quarter of 2002.

      Net Income. Net income was $0.5 million in the first quarter of 2002 compared to a net loss of $1.8 million in the first quarter of 2001. The increase in net income was due principally to the increased adjusted EBITDA, lower interest and related expenses and an extraordinary gain of $0.7 million on the repurchase of senior subordinated notes.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

      Revenue. Revenue increased $23.2 million, or 33.5%, to $92.5 million in 2001 compared to $69.3 million in 2000. The increase was primarily due to incremental revenue from acquisitions completed in 2001 and mid-year 2000, and to internal growth of our existing home and office delivery business. The increase was partially offset by a decrease in reported revenue of $3.1 million as a result of unfavorable foreign currency translations to U.S. dollars due to declines in the exchange rates of the British pound sterling and Canadian dollar relative to the U.S. dollar.

      Cost of Sales. Cost of sales increased $6.8 million, or 52.9%, to $19.6 million in 2001 compared to $12.8 million in 2000. Cost of sales as a percentage of revenue increased to 21.2% in 2001 from 18.5% in 2000. This 2.7% increase was primarily the result of the acquisitions in May 2001 of Pure Water, Polaris and an affiliated business that had significant sales of small-sized containers of bottled water to retail stores that generated lower gross margins than bottled water home and office delivery sales. Largely due to these acquisitions, small-sized water bottle sales as a percentage of revenue increased to 12.6% in 2001 from 6.1% in 2000. The impact of these lower margin sales was partially offset by an increase in the average price per bottle (before the effect of exchange rates), and a 12.9% reduction in costs on a per bottle basis, for our home and office delivery customers.

      Selling, Delivery and Administrative Expenses. Selling, delivery and administrative expenses increased $10.6 million, or 27.4%, to $49.5 million in 2001 compared to $38.9 million in 2000. Selling, delivery and administrative expenses as a percentage of revenue decreased to 53.5% in 2001 from 56.1% in 2000. Both delivery and sales expenses decreased as a percentage of revenues. Delivery and administrative expenses as a percentage of revenues were lower in 2001 than in 2000 primarily due to the increased sales in 2001 of small-sized water bottles to retail stores. Delivery expenses in 2001 were also favorably affected by lower fuel costs and improved operational efficiencies from enhanced route density and other benefits of a growing customer base. Sales expense decreased as a percentage of revenues as a result of the fixed costs of operating our call centers being spread across a larger customer base.

      Adjusted EBITDA. Adjusted EBITDA increased by $5.8 million, or 32.9%, to $23.4 million in 2001 from $17.6 million in 2000, as a result of increased revenues combined with decreases in selling, delivery and administrative expenses as a percentage of revenues. The increase in adjusted EBITDA in 2001 was partially offset by $0.8 million due to significant decreases in the exchange rates of the British pound sterling and Canadian dollar relative to the U.S. dollar during 2001 compared to 2000.

      Integration and Related Expenses. Integration and related expenses increased by $1.7 million, to $2.2 million in 2001 from $0.5 million in 2000. This increase was primarily the result of our acquisitions in 2001 of Pure Water and Polaris, which included the closure of our Seattle bottling and distribution plant and reduction in management personnel in both the Seattle and Vancouver operations.

      Depreciation and Amortization. Depreciation and amortization expense increased $4.1 million, or 36.5%, to $15.3 million in 2001 from $11.2 million in 2000. This increase was due principally to the impact on depreciation and amortization of significant increases in fixed assets and goodwill as a result of the acquisitions we consummated in 2000 and 2001 and our capital expenditure program, including a full year of depreciation from the purchase and outfitting of our Scotland production and distribution facility in 2000, and our decision to replace six gallon water bottles with five gallon water bottles in England. Amortization also increased in 2001 due to the $0.3 million write-off of the value of non-competition agreements associated with certain of our acquisitions.

      Interest and Related Expenses. Interest and related expenses increased $4.3 million, or 53.7%, to $12.3 million in 2001 from $8.0 million in 2000. We experienced a reduction in interest expense in 2000 due to a one-time gain of $4.4 million realized on our foreign currency swap prior to the swap being closed out in September 2000. See “— Exchange Rate Exposure and Risk Management”. Excluding the effect of the swap, interest expense in 2001 decreased $0.1 million from 2000, due to lower average borrowing rates and the repurchase of higher interest rate senior subordinated notes, partially offset by higher average levels of borrowing for acquisitions and capital expenditures completed in mid-year 2000 and 2001.

      Net Loss. Net loss increased $7.9 million to $9.4 million in 2001 from a net loss of $1.5 million in 2000. The increase in net loss was due principally to higher depreciation and interest and related expenses in 2001, and the $3.2 million cumulative effect of a change in our method of accounting for water cooler rental leases in 2001 which, in the aggregate, more than offset the $5.8 million increase in adjusted EBITDA. For a description of the accounting change, please see Note 3 to our financial statements included elsewhere in this prospectus and “— Overview”.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

      Revenue. Revenue increased $5.4 million, or 8.4%, to $69.3 million in 2000 compared to $63.9 million in 1999. The increase was due to $3.6 million of revenue that resulted from the acquisitions of Mr. Softwater Ltd. in May 2000 and Rocky Mountain Springs Water Inc. in July 2000, the purchase of the assets of Sparta Water Inc. in August 2000 and the inclusion of full year results for Misty Mountain, the assets of which were acquired in November 1999. The increase also reflected an increase of $3.5 million of revenue that resulted from internal growth of our existing home and office delivery business. These increases were partially offset by a decrease in reported revenue of $1.7 million as a result of unfavorable foreign currency translations due to a decline in the exchange rates for the British pound sterling and Canadian dollar relative to the U.S. dollar.

      Cost of Sales. Cost of sales increased $1.2 million, or 10.7%, to $12.8 million in 2000 compared to $11.6 million in 1999. Cost of sales as a percentage of revenue increased to 18.5% in 2000 from 18.1% in 1999, primarily due to an increase in sales of our lower-margin, small-sized containers as a percentage of total sales, resulting from acquisitions completed late in 1999 and in 2000.

      Selling, Delivery and Administrative Expenses. Selling, delivery and administrative expenses increased $3.6 million, or 10.3%, to $38.9 million in 2000 compared to $35.3 million in 1999. Selling, delivery and administrative expenses as a percentage of revenue increased 0.9% to 56.1% in 2000 from 55.2% in 1999. This increase as a percentage of revenue is primarily attributable to higher fuel costs and other delivery expenses.

      Adjusted EBITDA. Adjusted EBITDA increased modestly by $0.5 million, or 3.1%, to $17.6 million in 2000 from $17.1 million in 1999, as a result of increased revenue, offset by proportionate increases in cost of sales and selling, delivery and administrative expenses. The increase in adjusted EBITDA in 2000 was partially offset by $0.7 million due to a significant decrease in the exchange rate for the British pound sterling relative to the U.S. dollar during 2000 compared to 1999. As a percentage of revenue, adjusted EBITDA decreased to 25.4% in 2000 from 26.7% in 1999.

      Integration and Related Expenses. Integration and related expenses increased by $0.4 million to $0.5 million in 2000 from $0.1 million in 1999. This increase was primarily the result of completing three acquisitions in 2000 compared to only one acquisition in 1999.

      Depreciation and Amortization. Depreciation and amortization expense increased $0.9 million, or 8.2%, to $11.2 million in 2000 from $10.3 million in 1999. This increase was due to the effect on depreciation of significant increases in fixed assets and goodwill as a result of acquisitions we consummated in 1999 and 2000, and our capital expenditure program that included purchase and outfitting of our Scotland production and distribution facility in 2000. In both 1999 and 2000, we calculated depreciation using the straight-line method that we adopted commencing in 1999.

      Interest and Related Expenses. Interest and related expenses decreased $3.8 million, or 32.6%, to $8.0 million in 2000 from $11.8 million in 1999. Interest expense was reduced in 2000 by a one-time gain of $4.4 million realized on our foreign currency swap closed out in 2000, compared to a $1.1 million reduction in interest expense related to the mark-to-market adjustment on our swaps in 1999. See “— Exchange Rate Exposure and Risk Management”. Excluding the swaps, our interest expense in 2000 decreased $0.5 million from 1999, due to lower average interest rates resulting from the repurchase in 1999 and 2000 of higher interest rate senior subordinated notes, partially offset by increased interest on the higher levels of borrowings for acquisitions and capital expenditures in 2000.

      Net Loss. Net loss decreased $0.5 million, or 27.5%, from a net loss of $2.0 million in 1999 to net loss of $1.5 million in 2000. The decrease in net loss was due to an increase in adjusted EBITDA and a reduction in interest expense. These factors were partially offset by higher depreciation and amortization and the $1.7 million cumulative effect of a change in our depreciation method from the declining balance method to the straight-line method in 1999.

Quarterly Results of Operations

      The following table represents selected unaudited consolidated financial information for each of the nine quarters ending March 31, 2002. In our opinion, this unaudited information has been prepared on a basis consistent with our audited consolidated financial statements and includes all adjustments, consisting only of normal recurring accruals, necessary to present fairly our unaudited quarterly results when read in conjunction with our audited financial statements included elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of our future results of operations.

	Three Months Ended

	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,
	2001	2001	2001	2001	2002

	(U.S. dollars in thousands, except per share amounts)
Revenue	$17,328	$24,227	$27,651	$23,324	$23,153
Cost of sales	2,914	5,624	6,340	4,726	4,603
Selling, delivery and administrative expenses	10,027	12,610	14,161	12,744	12,713
Integration and related expenses	115	597	1,215	315	—
Depreciation and amortization	2,886	3,358	4,326	4,673	3,145
Operating profit	1,386	2,038	1,609	866	2,692
Interest and related expenses	3,007	3,135	3,131	2,998	2,589
Net income (loss) before extraordinary items and cumulative effect of changes in accounting principles	(1,801)	(1,392)	(1,522)	(2,329)	(222)
Net income (loss)	(1,801)	(912)	(1,177)	(5,531)	478
Net income (loss) per share before extraordinary items and cumulative effect of changes in accounting principles	$(0.27)	$(0.20)	$(0.18)	$(0.27)	$(0.03)
Basic and diluted net income (loss) per share	$(0.27)	$(0.13)	$(0.14)	$(0.64)	$0.06

	Three Months Ended

	March 31,	June 30,	Sept. 30,	Dec. 31,
	2000	2000	2000	2000

	(U.S. dollars in thousands, except per share
	amounts)
Revenue	15,595	17,553	19,670	16,478
Cost of sales	2,723	3,012	3,859	3,225
Selling, delivery and administrative expenses	8,922	9,114	10,990	9,852
Integration and related expenses	—	170	238	56
Depreciation and amortization	2,562	2,750	2,739	3,117
Operating profit	1,388	2,507	1,844	228
Interest and related expenses	3,098	1,733	688	2,465
Net income (loss) before extraordinary items and cumulative effect of changes in accounting principles	(2,119)	817	1,099	(2,312)
Net income (loss)	(2,119)	817	1,099	(1,252)
Net income (loss) per share before extraordinary items and cumulative effect of changes in accounting principles	$(0.37)	$0.14	$0.18	$(0.35)
Basic and diluted net income (loss) per share	$(0.37)	$0.14	$0.18	$(0.19)

Liquidity and Capital Resources

      Historically, we have funded our capital and operating requirements with a combination of cash flow from operations, borrowings under bank credit facilities, the issuance of senior subordinated notes and the sale of capital stock. We have utilized these sources of funds for operations, and to make acquisitions, fund capital expenditures and service debt.

      Net cash provided by operating activities was $10.5 million in 2001, $1.9 million in 2000 and $4.7 million in 1999. The change from 2000 to 2001 was primarily due to a $4.0 million increase in adjusted EBITDA (for this purpose, after integration and related expenses) in 2001 compared to 2000, and a reduction in our working capital requirements of $2.0 million from 2000. The change from 1999 to 2000 was primarily due to the modest growth in adjusted EBITDA (after integration and related expenses) from 1999 to 2000, which was more than offset by a $2.6 million increase in working capital requirements in 2000.

      Net cash used in investment activities was $37.2 million in 2001, $16.2 million in 2000 and $11.8 in 1999. Our investment activities involve the purchase of fixed assets, such as water bottles, water coolers, delivery trucks, bottling machines and the building of facilities, the acquisition of home and office delivery businesses, and the disposal of fixed assets. Our net capital expenditures are determined by adding our purchases of fixed assets and subtracting our disposals of fixed assets. Our net capital expenditures were $9.8 million in 2001, $10.9 million in 2000 and $9.4 million in 1999. Higher customer growth drives capital expenditures, as each net new customer requires water bottles, a cooler and, for approximately every 1,000 net new customers, a new delivery truck. We expect that our net capital expenditures will total approximately $10.0 million in 2002.

      Our $27.4 million of acquisitions in 2001 were primarily related to the purchases of Pure Water Corporation, Polaris Water Company Inc. and a related company, Stellen Investments Limited, and the home and office bottled water divisions of CC Beverage (US) Corporation in May 2001, and Canada’s Choice Spring Water in November 2001. Our $5.2 million of acquisitions in 2000 were primarily related to the purchases of Mr. Softwater Ltd., Rocky Mountain Springs Water Inc. and the assets of Sparta Water, Inc. In 1999, we spent $2.4 million, primarily on the acquisition of the assets of the Misty Mountain division of Baxter Foods Limited and the repurchase of warrants of our subsidiary, Sparkling Spring Water Group Limited.

      As of March 31, 2002, our total debt was $108.5 million, compared to $116.3 million as of December 31, 2001, and $115.2 million as at December 31, 2000. Our total debt primarily consists of our 11.5% senior subordinated notes due 2007 and our senior credit facility, both of which are the primary obligations of our wholly-owned subsidiary, Sparkling Spring Water Group Limited, or SSWGL, and are guaranteed by SSWGL’s subsidiaries. Our senior subordinated notes had $74.6 million principal amount outstanding as of March 31, 2002.

      Our senior credit facility consists of a $15 million operating line which is renewable annually by April 30th, an $8.5 million acquisition facility that matures on April 30, 2006 and a $12 million term loan that matures on October 31, 2005. The term loan facility was used by us to repurchase certain of our outstanding senior subordinated notes. Our operating line facility has been renewed to April 30, 2003. Our payment obligations under the senior credit facility are secured by a first priority security interest over substantially all of the assets of SSWGL and its subsidiaries. As of March 31, 2002, we had approximately $7.2 million in direct borrowings and $2.4 million in letters of credit outstanding under the operating line facility, $8.5 million outstanding under the acquisition facility and $11.9 million outstanding under the term loan. In addition, we had $1.6 million in borrowings outstanding under other local credit facilities secured by the letters of credit outstanding under our senior credit facility. The acquisition facility is required to be reduced by varying amounts annually through April 30, 2006. The term loan is required to be reduced by $3.0 million on October 31, 2002, and by varying amounts annually thereafter to October 31, 2005.

      At March 31, 2002, we had $5.4 million available to borrow under the operating line facility, $1.5 million available under the acquisition loan facility (no amount was available as at April 30, 2002 when the facility was reduced from $10 million to $8.5 million), and $0.8 million available in the aggregate under other local credit facilities secured by letters of credit under our senior credit facility. Amounts outstanding under the senior credit facility bear interest at specified rates based on the Canadian prime rate, U.S. prime rate, U.S. base rate, Sterling LIBOR and U.S. LIBOR.

      We intend to use the net proceeds from this offering to redeem in November 2002 or, if advantageous, repurchase in the open market all of the remaining outstanding senior subordinated notes and a portion of the debt outstanding under our senior credit facility. We expect to reborrow the amounts repaid under the senior credit facility, and, if appropriate, borrow additional amounts under that facility or other credit facilities as needed to implement our acquisition strategy and expand our operations. See “Use of Proceeds”.

      The agreements governing the senior credit facility require SSWGL and its subsidiaries to maintain certain financial ratios based on their consolidated EBITDA and the agreement governing the senior credit facility and the senior subordinated notes provide for restrictions on paying dividends and certain other payments, merging, selling assets, making investments and capital expenditures and incurring additional debt.

      We also have a $2.0 million overdraft facility provided by TD Bank and secured by the assets of two of our subsidiaries. There are no borrowings under this facility. The facility expires October 31, 2002.

      We have received a commitment from The Toronto-Dominion Bank, as lender and agent for several lenders, to provide a new revolving senior credit facility of up to $75.0 million. As of June 30, 2002, we had commitments from the several lenders for $60.0 million of that facility, with The Toronto-Dominion Bank seeking to arrange for the additional $15.0 million. The new revolving senior credit facility is being made available to refinance our existing senior debt not repaid from the proceeds of this offering and fund capital expenditures and acquisitions and for general corporate purposes. The commitment provides that the facility will have a five year term, one year of interest-only payments and a quarterly reduction of availability of $3.75 million beginning in mid-2003. The new facility will contain customary restrictive and maintenance covenants and will be secured by all of our assets and the assets and capital stock of our subsidiaries.

      The commitment provides that we will place with the agent for the lenders an amount of funds that, together with amounts available under the new facility, will be sufficient to redeem our senior subordinated notes in November 2002. We expect to close the new revolving senior credit facility in mid-August and intend to close the facility whether or not we receive the additional $15 million of commitments. The commitment contains customary closing conditions, including the absence of material adverse changes and completion of satisfactory due diligence by the lenders. We cannot be sure that the conditions will be satisfied and that the facility will be made available to us.

      In May 2002, one of our subsidiaries entered into a $7.0 million credit facility, which is covered by a separate $0.5 million overdraft facility, with U.S. Bank. The facility is secured by the assets of two of our subsidiaries and had $6.5 million drawn as of June 26, 2002.

      In addition to our facilities and senior subordinated notes, we had capital lease and other debt obligations of $4.5 million as of March 31, 2002 and $4.9 million as of December 31, 2001.

      We believe that the net proceeds from this offering, existing cash balances, cash generated from operations and available borrowings under our existing credit facility will be sufficient to finance our working capital and capital expenditure requirements for at least the next 12 months. However, if we elect to pursue acquisition opportunities or expand our existing operations more rapidly than we anticipate, our cash needs may significantly increase. In that case, we may require additional financing within that period. We cannot assure you that additional financing will be available on satisfactory terms or at all.

Exchange Rate Exposure and Risk Management

      We transact business in currencies other than the U.S. dollar. In 2001, 44.5% of our revenues were generated in Canadian dollars, 26.8% in British pounds sterling, and 28.7% in U.S. dollars.

      As a result of our foreign currency exposure, exchange rate fluctuations have a significant impact in the form of both translation risk and transaction risk on our income statement. Translation risk is the risk that our consolidated financial statements for a particular period or as of a certain date may be affected by changes in the prevailing rates of the various currencies of the jurisdictions in which we do business against the U.S. dollar. Transaction risk is the risk that currency fluctuations may impact the local currency value of transactions executed in currencies other than the local currency.

      We occasionally enter into swaps, short-term foreign currency forward transactions and other derivative transactions to hedge known payments denominated in currencies other than U.S. dollars or future cash flows from our operations outside of the United States. In December 1997, we entered into cross-currency swap transactions in Canadian dollars (notional amount of U.S.$28 million) and British pound sterling (notional amount of U.S.$30 million) for the purpose of managing risks associated with future foreign currency fluctuations. The Canadian dollar swap was terminated in October 1998, generating cash proceeds to us of $3.4 million and the British pound sterling swap was terminated in September 2000, realizing cash proceeds to us of $4.1 million. Concurrent with the termination of the British pound sterling swap, we entered into a new $30 million Canadian dollar swap. In December 2000, we received cash proceeds of $0.9 million for entering into a mirror swap to the new Canadian dollar swap. Subsequent to year-end 2000, we closed out the Canadian dollar swap and the mirror swap, for no net proceeds.

      As of March 31, 2002, our only outstanding derivative arrangement was a forward transaction for Euros in the notional amount of U.S. $0.9 million.

Recently Issued Accounting Standards

      In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. We adopted the new rules as of January 1, 2002. As a result, we no longer amortize goodwill. The impact on our net income from goodwill amortization was to increase net loss in 2001 by $1.4 million and to increase net loss in 2000 by $1.1 million. While we are currently evaluating the provisions of the new rules related to impairment testing, we have confirmed as of March 31, 2002, that such tests will not result in any material effect on our results of operations or financial position.

      In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. We are required to adopt SFAS No. 143 as of January 1, 2003. The adoption of this Statement is not expected to have a material impact on our financial position or results of operations.

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which supercedes FASB No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”. This new Statement also supercedes certain aspects of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and

Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, with regard to reporting the effects of a disposal of a segment of a business. The new rule requires operating losses from discontinued operations to be reported in future periods, as incurred. In addition, businesses below the operating segment level may qualify for discontinued operations treatment. We adopted the provisions of the Statement as of January 1, 2002. Adoption of the Statement will primarily affect us if and when qualifying future business dispositions occur.

Certain Critical Accounting Policies

      In December 2001, the SEC issued a financial reporting release, FR-60, “Cautionary Advice Regarding Disclosure About Critical Accounting Policies”. In this connection, the following information has been provided about certain critical accounting policies that are important to the consolidated financial statements and that entail, to a significant extent, the use of estimates, assumptions and the application of management’s judgment.

      Our allowance for doubtful accounts related to accounts receivables is primarily based upon historical experience, as well as management judgment as to the economic and business environment. In determining the allowance, management evaluates both internal credit metrics and historical write-off and recovery rates. To the extent historical experience is not indicative of future performance, or other assumptions used by management do not prevail, losses could differ significantly, resulting in either higher or lower allowances, as applicable.

BUSINESS

Company Overview

      We believe we are a leading provider of bottled water delivered directly to residential and commercial customers in the United States, Canada and the United Kingdom based on our estimates of water cooler rental and customer locations. Our primary focus is on the bottling and delivery of high-quality drinking water in three- and five-gallon bottles to homes and offices, and the rental of water coolers. We also engage in other bottled water-related activities, including the sale of water in small-sized (i.e., 2.5 gallon or smaller) containers, cups, coffee, water filtration devices, water through vending machines and cooler sanitization and maintenance services. We provide bottled water or other related products or services to a base of approximately 248,000 water cooler rental and customer locations, consisting of approximately 198,000 water coolers rented from us and approximately 50,000 customers who do not rent our water coolers but purchase our bottled water or other products or services.

      We believe we are the bottled water home and office delivery market share leader in each of Western Canada, the Maritime Provinces of Canada, the states of Oregon and Washington in the United States, and Scotland, based on our estimates of water cooler rental and customer locations. We believe we have the third-largest market share in England, which is the only other market in which we currently operate. We base our beliefs on industry sources, acquisition due diligence, discussions with former employees of competitors, counting bottled water delivery trucks and our experience and general knowledge of the industry and our competitors.

      We have grown significantly in recent years through both organic growth and acquisitions. To expand our geographic presence and enhance profitability in our existing markets, we have acquired 25 businesses since April 1993. Our revenue and adjusted EBITDA before one-time acquisition and integration charges for the year ended December 31, 2001 were $92.5 million and $23.4 million, which represented compound annual growth rates of 27.6% and 27.7%, compared to our results for the year ended December 31, 1996. We calculate “adjusted EBITDA” as our operating profit before depreciation, amortization and integration and related expenses. We include EBITDA because some investors use it to measure a company’s financial performance. Our calculation of EBITDA is not necessarily comparable to similarly-titled measures for other companies.

The Bottled Water Industry

      Overview. The bottled water industry may be divided into three principal markets: bottled water sold in retail locations; bottled water delivered directly to homes and offices; and bottled water sold through vending machines. We principally operate in the home and office delivery market.

      Total consumption of bottled water in the United States, Canadian and United Kingdom markets increased to a preliminary estimate of 23.0 billion liters in 2001 from 14.6 billion liters in 1996, representing a compound annual growth rate of 9.5%, based on data obtained from Beverage Marketing Corporation, Zenith International and Hidell-Eyster. We estimate that the average per capita consumption in all three markets was 62.3 liters in 2001, up from 41.3 liters in 1996.

      In 2001, the home and office delivery market represented 28.9% of the total bottled water market in the United States, Canada and the United Kingdom, based on data obtained from Beverage Marketing Corporation, Zenith International and Hidell-Eyster. Total home and office delivery volume in the three markets was 6.7 billion liters, up from 4.9 billion liters in 1996 at which time home and office delivery accounted for 33.6% of total bottled water consumption in the three markets. The increase in total home and office delivery volume represents a compound annual growth rate of 6.3%.

      Beverage Marketing Corporation reports that the United States home and office delivery market grew at a compound annual growth rate of 5.3%, from 4.5 billion liters in 1996 to 5.9 billion liters in 2001. Beverage Marketing Corporation reports a 9.2% compound annual growth rate for the United States bottled water market during that same period. We believe that the growth in home and office delivery in the United States lagged growth in the broader United States bottled water market due to significant capital constraints and the associated lack of marketing spent in the highly-fragmented home and office market, which generally consists of smaller companies. According to Hidell-Eyster, the Canadian home and office delivery market experienced a compound annual growth rate of 10.0%, from 280 million liters in 1996 to 450 million liters in 2001. Growth in this market exceeded the 9.0% compound annual growth rate experienced by the overall Canadian bottled water market during that period, as calculated by Hidell-Eyster. The United Kingdom home and office delivery market increased at an estimated compound annual growth rate of 27.5% from 1996 to 2001, with an estimated volume of 320 million liters in 2001 from 95 million liters in 1996, according to Zenith International. Growth in the United Kingdom home and office market exceeded the compound annual growth rate of 14.7% in the overall United Kingdom bottled water market for that period due, we believe, to the relatively small installed cooler base in the United Kingdom.

      Bottled Water Industry Growth. We believe that growth in the consumption of bottled water has been and will continue to be driven by the following factors:

•	Taste Preferences. Bottled water is generally produced using disinfection processes that provide consistent quality and no aftertaste. The taste and odor of tap water often is affected by substances used to disinfect tap water, such as chlorine. Because these substances can produce an undesirable aftertaste and odor, many people prefer to drink bottled water.

•	Concerns Related to the Quality of Tap Water. The aging of the tap water supply infrastructure and the high cost of adequately maintaining or replacing existing water delivery systems have contributed to a significant number of tap water contamination incidences in recent years. Consequently, consumers’ confidence in the quality of tap water has decreased, accompanied by an increase in the consumption of bottled water.

•	Consumer Preference for Healthy Products. Consumers in the United States, Canada and the United Kingdom are increasingly interested in a healthier lifestyle and the consumption of healthy products. Bottled water is perceived as a product with strong health and fitness benefits.

      Home and Office Delivery Market Growth. In addition to the bottled water industry growth factors listed above, we believe the home and office delivery market has been and will continue to be driven by the following factors:

•	Convenience of Home and Office Delivery Direct to Consumer. Direct, regularly-scheduled delivery of bottled water and pick-up of empty bottles provides consumers with a convenient and reliable method of obtaining high-quality water when and where they need it.

•	Ease of Use and Functionality of Water Coolers. Consumers require water at different temperatures for different uses. Water coolers are simple to use and can immediately provide water at hot, cold or room temperatures. In addition, the small size of a cooler, which generally occupies less than one square foot of floor space, makes it a space-saving alternative to other means of storing bottled water.

•	Ability to Provide High-Quality Water to Locations with Limited Alternative Access. Water coolers can be installed in almost any location. This flexibility provides consumers with access to high- quality water in places that otherwise have limited or no available supply, including locations that have experienced water supply contamination, are under construction, or otherwise are not serviced by the public water supply.

      Home and Office Delivery Market Characteristics. The bottled water home and office delivery market enjoys a number of attractive characteristics. We believe that:

•	home and office delivery customers are generally more concerned with service and convenience than the absolute lowest price;

•	sales tend to be recurring due to longer-term customer relationships and the inconvenience of switching bottled water providers or sources;

•	some home and office delivery market participants, including us, control the sale of bottled water from the source directly to the consumer;

•	the low levels of existing water cooler penetration allow market participants to focus on attracting new customers to the home and office delivery market rather than merely capturing market share from each other; and

•	the highly-fragmented nature of the market provides significant consolidation opportunities.

      Home and Office Delivery Market Consolidation. We estimate that during 2001 over 2,000 companies operated in the highly-fragmented bottled water home and office delivery markets in the United States, Canada and the United Kingdom. We believe that of these companies, the five largest, including us, accounted for approximately 60% of the total home and office delivery sales, with the remainder of the market allocated primarily to small regional or local companies. The home and office delivery market is consolidating. We believe this consolidation will continue as:

•	the operating leverage and generally superior operating systems of larger companies makes smaller companies less competitive;

•	the capital constraints and lack of financing of many smaller companies create significant obstacles to profitable growth;

•	succession issues at many smaller, family-owned companies lead a number of independent companies to exit the industry;

•	the cost or inability to comply with more stringent water quality standards eliminates low-quality producers; and

•	attractive potential operating efficiencies remain available to consolidators.

Competitive Strengths

      We focus our efforts on achieving superior customer service and operating efficiencies. We base our business strategy on the following key competitive strengths:

•	Market Concentration. We seek to achieve significant scale in each market in which we operate. This market concentration has provided a base for efficient distribution operations, purchasing economies and a high degree of capacity utilization. We believe we are the bottled water home and office delivery market share leader in each of our markets based on our estimates of water cooler rental and customer locations, except in England, where we believe we have the third-largest market share. We believe our market concentration creates a significant barrier to entry for prospective competitors.

•	Proven Ability to Successfully Integrate Acquisitions and Realize Synergies. We have acquired 25 businesses since April 1993. We believe we can rapidly improve the revenue and profitability of the businesses we acquire by:

—	increasing delivery route efficiencies and consolidating routes;

—	consolidating bottling and distribution facilities;

—	eliminating duplicative administration costs;

—	realizing incremental purchasing economies with suppliers; and

—	implementing our uniform financial, accounting and operational management systems.

For example, when we acquired Pure Water Corporation in May 2001, it had 26 and we had 19 delivery routes in the greater Seattle, Washington area. During the first year after the acquisition, we:

—	reduced the 45 total routes to 36 routes, eliminating the need for 9 trucks, 9 delivery personnel and 2 delivery supervisors;

—	closed our existing Seattle facility and combined the existing and new operations into Pure Water’s larger facility, using the best equipment from both facilities and our existing Portland area administrative personnel to oversee the Seattle operations; and

—	integrated our management systems.

•	High-Quality Infrastructure. The bottled water home and office delivery business requires a comprehensive and capital intensive infrastructure, including water purification and bottling facilities, a fleet of trucks and inventories of water coolers and bottles. Our modern, high-quality bottling facilities and extensive operational infrastructure permit us to produce and deliver bottled water efficiently and assist us in complying with increasingly stringent regulatory standards.

•	Extensive Direct Delivery Experience. We service virtually all of our direct delivery distribution needs in-house and have developed extensive distribution expertise. Direct delivery distribution of bottled water is complex and represents the largest operating cost of the business. Accordingly, successful management of distribution is crucial for success in the home and office delivery market. We believe our distribution expertise provides us a significant competitive advantage compared to smaller, less experienced operators.

•	Outstanding Customer Service. We believe quality of service and reliability of delivery are primary competitive factors in the bottled water home and office delivery market. To attract new customers and retain existing customers, we focus our customer service efforts on:

—	reliably delivering bottled water on a pre-arranged delivery schedule;

—	responding quickly to special or non-scheduled orders; and

—	providing regular sanitization and maintenance of our water coolers.

•	Strong Management Team. Our three senior executives, which began working together in 1988 and collectively have over 58 years of experience in the beverage industry, have successfully led us through substantial internal growth and numerous acquisitions.

Business Strategy

      We intend to capitalize upon the growing demand for quality drinking water by:

•	leveraging our existing competitive strengths to drive strong organic growth; and

•	pursuing strategic acquisitions to participate in the consolidation of the highly-fragmented bottled water home and office delivery market.

      Organic Growth. We believe that the substantial growth of the bottled water home and office delivery market and the relatively low level of water cooler penetration in the United States, Canada and the United Kingdom provide us with significant organic growth opportunities. By leveraging our existing distribution system, we intend to capitalize on consumer trends and focus on increasing our delivery route density, expanding into adjacent geographic markets, and offering products and services complementary to our bottled water.

•	Capitalize on Consumer Trends. We believe that health concerns and problems with the taste and odor of tap water have generated consumer demand for an alternative to tap water, driving consumers to increasingly rely on bottled water to satisfy their drinking water needs. We intend to take advantage of this increasing demand by primarily focussing on the home and office delivery market.

•	Increase Delivery Route Density. We believe our existing direct delivery distribution system provides an opportunity for increased delivery route efficiency. Due to the significantly fixed distribution system required for the direct delivery of bottled water in a geographic area, we seek to achieve additional operating efficiencies by increasing route density through incremental market penetration. We believe our existing infrastructure provides capacity to service additional customers at a relatively low marginal cost and can be efficiently expanded.

•	Expand Into Adjacent Geographic Markets. In addition to expanding into new markets through acquisitions, we intend to expand organically our distribution into geographic markets adjacent to our existing distribution areas. We believe this expansion presents a significant growth opportunity at a low incremental cost by enabling us to serve many of the new markets in large part through our existing infrastructure.

•	Exploit Cross-Selling and Marketing Opportunities. We seek to further augment our growth by leveraging our water delivery route systems to offer additional products that are complementary to bottled water. We currently offer cooler sanitization and maintenance services, cups, coffee, and other related products. In addition, our installed water cooler base, water bottles, and cups present opportunities for joint marketing or advertising. Our products serve approximately one million people every day and represent potential additional sources of revenue.

      Pursue Strategic Acquisitions. In addition to organic growth, we have grown by making acquisitions in our existing markets and in new geographic markets. Since April 1993, we have acquired 25 businesses and expanded as a result of some of these acquisitions into in Western Canada, the U.S. Pacific Northwest and the United Kingdom. In addition, these acquisitions have been instrumental in growing our water cooler rental and customer locations to approximately 248,000. We intend to continue to pursue an acquisition strategy that takes advantage of attractive consolidation opportunities in the highly-fragmented bottled water home and office delivery market. As a leader in most of our geographic markets, we believe we are well positioned to benefit from the consolidation trend in the home and office delivery market.

      We have developed and implemented a “hub and spoke” approach to acquiring companies in new geographic markets. Using this approach, we first identify larger home and office delivery companies in the markets as a platform acquisition, and then complement this platform with smaller fill-in acquisitions in adjacent or overlapping geographic areas. We believe we can complete these smaller fill-in acquisitions at attractive prices due to the limited strategic options available to the smaller operators and that we can realize significant synergies from consolidating these companies into the “platform” business. We generally have been unwilling to enter a market through an acquisition unless we believe we can ultimately achieve the largest or second-largest market share in that market.

      The following table lists our acquisitions since April 1993.

Acquisition Date	Company Acquired	Market Served

April 1993	Crystal Springs Limited	Cape Breton, Nova Scotia
June 1994	Water cooler division of Buxton Mineral Water Company Limited	England
April 1995	Aquaporte (UK) Limited	London, England
January 1996	Canadian Springs Water Company Ltd.	Vancouver, Victoria, Kelowna and Nanaimo, British Columbia
May 1996	Water Jug Enterprises Ltd.	Kamloops, British Columbia
January 1997	D&D and Company, Inc. (DBA Mountain Fresh Bottled Water Co.)	Portland, Oregon
January 1997	Withey’s Water Softening & Purification Ltd.	Prince George, British Columbia
January 1997	High Valley Water Limited	Kelowna, British Columbia
February 1997	Marlborough Employment Limited (DBA Water At Work)	Scotland
June 1997	Water cooler operations of Soja Enterprises, Inc.	Portland, Oregon
June 1997	Crystal Springs Bottled Water Co., Inc.	Portland, Oregon
October 1997	Cullyspring Water Co., Inc.	Seattle, Washington
December 1997	Crystal Springs Drinking Water, Inc.	Seattle, Washington
February 1998	Coastal Mountain Water Corp.	Vancouver, British Columbia
May 1998	Krystal Fountain Water Co. Limited	London, England
August 1998	Springfield Water division of Brio Beverages Inc.	Vancouver, British Columbia
November 1999	Assets of Misty Mountain division of Baxter Foods Limited	Maritime Provinces of Canada
May 2000	Mr. Softwater Ltd.	Calgary, Alberta
July 2000	Rocky Mountain Springs Water Inc.	Edmonton, Alberta
August 2000	Sparta Water, Inc.	Edmonton, Calgary and Grande Prairie, Alberta
May 2001	Home and office bottled water assets of CC Beverage (U.S.) Corporation	Everett, Washington and north to the Canadian border
May 2001	Pure Water Corporation	Seattle and Spokane, Washington
May 2001	Polaris Water Company Inc. and Stellen Investments Ltd.	Vancouver, British Columbia
November 2001	Home and Office bottled water division of Canada’s Choice Spring Water, Inc.	Calgary and Edmonton, Alberta
June 2002	Central Washington Water Works	Yakima, Washington

Business and Products

      We generated 77.1% of our 2001 revenue from the sale of bottled water used in water coolers and the rental of water coolers. We generated 12.6% of 2001 revenue from the sale of bottled water in smaller retail-sized containers, and 10.3% of 2001 revenue from related activities, including the sale of cups, coffee, water filtration devices, water through vending machines and cooler sanitization and maintenance services.

      Bottled Water. We generated 57.3% of our 2001 revenue from the sale of bottled water used in water coolers. We sell bottled water for water coolers primarily in five-gallon bottles. In each market, we also offer a smaller three-gallon bottle for customers who may not be capable of lifting the larger bottle or who may have storage constraints. Our bottles are made of durable polycarbonate to extend their useful lives and to facilitate storage. All bottles are fitted with non-spill caps.

      We also sell water in smaller-sized, plastic containers (such as 2.5 gallon, one gallon, 1.5 liter and 500 ml) to our existing home and office customers and to retail stores and distributors. In 2001, we generated 12.6% of our total revenue from these smaller-sized containers.

      We primarily offer three types of water: spring, premium drinking and steam-distilled. The sale of spring water accounted for approximately 41%, premium drinking water accounted for approximately 56%, and steam-distilled water accounted for approximately 3% of our revenue in 2001.

      Spring Water. Spring water, which has been naturally filtered by its passage through various geological layers, is drawn from an underground reservoir called an aquifer. Spring water is then either bottled at the source or transported in stainless steel tankers to a more strategically located bottling facility. Before bottling, spring water is passed through a micron filter, which removes sediment and microbial pathogens while retaining the natural mineral content of the water. The water is then disinfected through a government and industry standard process known as ozonation. The ozonation process is significantly more effective than chlorination and does not leave a residual taste or odor.

      Premium Drinking Water. We draw water to produce our premium drinking water from public sources or aquifers. The water is then passed through a series of carbon and sand filters, processed by reverse osmosis, ozonated and finally bottled. The reverse osmosis process forces water through a semi-permeable membrane at high pressure that separates water molecules from impurities. Premium drinking water has 99.9% of all impurities removed, including its natural mineral content. In the United Kingdom, we add back minerals to our premium drinking water to accommodate local taste preferences.

      Steam-Distilled Water. We obtain water to produce our steam-distilled water from public sources or aquifers. The water is first converted to steam. Once the steam condenses, it is ozonated and bottled. Steam-distilled water is similar to premium drinking water since it has 99.9% of all impurities removed.

      We offer all three types of water in each of our geographic markets, except in the United Kingdom, where we do not currently offer steam-distilled water. The following table summarizes the brand names of water sold in our existing markets:

Region	Brand Names

Western Canada	Canadian Springs Cool Spring Misty Mountain Polaris Sparta Whistler Water
Maritime Provinces	Misty Mountain Sparking Springs
United Kingdom	Nature Springs Water At Work
United States	Crystal Springs

      Water Coolers and Other Products and Services. We have a base of approximately 248,000 water cooler rental and customer locations in the markets we serve, consisting of the rental of approximately 198,000 company-owned water coolers and approximately 50,000 customers who do not rent our water coolers but purchase our bottled water or other products or services.

      Water Coolers. In 2001, we generated 19.8% of our revenue from the rental of water coolers. Customers who rent coolers typically sign a one-year contract, providing us with a stream of relatively stable revenue from a monthly, quarterly or annual water cooler rental charge. Our large, installed water cooler rental base creates operating efficiencies by allowing us to utilize more fully our infrastructure to service new customers at a relatively low marginal cost.

      The following table presents certain information relating to our water cooler rental and customer location base as of May 31, 2002:

		United	United
	Canada	Kingdom	States

Water Cooler Rental Locations	96,539	38,549	63,037
Other Customer Locations	35,663	2,389	11,543

Total	132,202	40,938	74,580

      We purchase water coolers and bottles from various suppliers. We attempt to maintain relationships with two or three main water cooler suppliers and five to ten water bottle suppliers in order to preserve quality and consistency. However, from time to time we will switch suppliers for price, quality or other reasons.

      There are numerous suppliers of water coolers and water bottles. We maintain a stock of spare parts and new and returned water coolers at delivery depots, and we have not experienced any shortage of water coolers. Although we believe that we have quality water bottle suppliers, we have experienced instances where shipments of water bottles were delayed because a supplier could not meet demand. Because we maintain a supply of bottles and our bottles are returned by customers seeking to receive their deposits back, we have been able to ensure an adequate number of bottles to meet our customers’ needs.

      We estimate that the average life of a water cooler is ten years. The typical payback period for our water cooler investment (assuming only rental revenue and standard maintenance and redeployment costs) has been approximately 20 months. In the event of termination of the rental agreement, we have been able to redeploy water coolers at a relatively low cost to us. Prior to installing a returned water cooler, we strip down the cooler and then clean it. In addition, in some markets we charge a water cooler collection fee when a customer cancels the rental agreement.

      Other Products and Services. The remaining 10.3% of our 2001 revenue was generated through the sale of cups, coffee, water filtration devices, water through vending machines and cooler sanitization and maintenance services. Sales of accessory water products, such as cups and sanitization and maintenance services, grow at approximately the same rate as sales of our bottled water. Growth in this area is largely dependent on our ability to cross-sell to our existing customers. Sales of other products and services, such as coffee and water through vending machines, occur in a highly competitive environment and have grown at rates significantly below those for our home and office delivery business.

Sales And Marketing

      Our sales by geographic market for each of the past three fiscal years are as follows:

Market	1999	2000	2001

	(U.S. dollars in thousands)
Canada	$25,199	$29,653	$41,181
United Kingdom	25,002	24,713	24,818
United States	13,717	14,930	26,531

Total	$63,918	$69,296	$92,530

Currency Conversion Rates:(1)
Canadian Dollar	0.6730	0.6732	0.6457
British Pounds Sterling	1.6172	1.5156	1.4396

(1)	For purposes of this chart, we based the currency conversion rates on the average exchange rates prevailing during the given year.

      We market our products principally through telephone directory yellow page advertisements, newspaper advertisements, mall shows, coupons, product sponsorship programs, direct mail, radio and television commercials, and various referral programs. Our marketing activities were supported by the efforts of approximately 180 sales and customer service personnel as of May 31, 2002. Almost half of our new customers are derived from incoming telephone calls resulting from yellow page advertisements, our key advertising vehicle. To supplement this effort, our marketing team solicits potential new customers in specific geographical areas in which we desire to increase the density of existing routes or in which we desire to establish new routes. A potential new customer may be offered various introductory promotions, including a free trial offer. Our marketing activity emphasizes the benefits of bottled water and the convenience of a water cooler, including the associated regular delivery of bottled water, and, to a lesser extent, the opportunity to receive ancillary products or services in the form of cups, coffee, water filtration devices and water cooler sanitization and maintenance services.

      We focus our marketing and customer service strategy on retaining customers. We calculate our retention rate by subtracting from 100% the quotient of our total losses of water cooler rental locations during the year divided by our average monthly cooler rental locations base for the year. We deem a loss of a water cooler rental location to occur when we pick up the water cooler. During our last five fiscal years, we have experienced an average annual retention rate of approximately 70% of our water cooler rental locations. To improve our customer retention rate, we have implemented customer care groups and loyalty programs and we are focusing on increasing customer awareness about the benefits of drinking bottled water. Our primary strategy for increasing our retention rate is to focus on outstanding customer service. We compensate customer service representatives for the customers they help retain.

Water Supply

      We own natural water sources that supply water for our Maritime Provinces, Scotland and British Columbia operations. We currently lease or have established similar rights to natural water sources in all of our other geographic markets. Our rights to these natural water supplies expire in 2004 for our Alberta source and 2011 for our England source. We do not have long-term agreements for our Oregon and Washington natural water supplies. For our British Columbia, Alberta and United States operations, we draw water for our premium and steam-distilled products from public sources pursuant to standard terms for the municipality or from local sources pursuant to non-exclusive, short-term contracts. These contracts generally provide us the right but not the obligation to draw water. We believe that there are alternative sources of water in each region in which we operate and we are not dependent on any one source of water.

The Bottling Process

      We draw water for our premium and steam-distilled drinking water products at our bottling facilities, saving the cost of transportation. In all of our markets where we offer spring water, we currently transport the spring water to one of our bottling facilities by dedicated stainless steel tankers, except in the Maritime Provinces of Canada, where we bottle spring water at the source. In most instances, we hire a third party to transport the spring water.

      We operate 12 bottling facilities located in British Columbia, Alberta and the Maritime Provinces of Canada, the states of Oregon and Washington in the United States, and England and Scotland in the United Kingdom. Each facility contains purification and related equipment to appropriately process the water and an automated bottling line with various bottling capacities that bottles and seals the water for delivery to one of our distribution centers. Our bottling plants operate at our high-quality standards through constant review and monitoring of Good Manufacturing Practices under relevant regulations governing such plants. See “— Facilities” for a more detailed description of our bottling facilities.

Distribution

      As of May 31, 2002, we owned or leased approximately 340 beverage trucks and employed 440 people in our distribution operations. We generally deliver our products to neighborhoods within a 90 minute drive from one of our 31 distribution centers. Each truck has a useful life of between 7 to 12 years and can hold 120 to 300 five-gallon bottles. Since our drivers are generally paid on a per delivered bottle basis, we promote higher utilization of our delivery trucks by encouraging our drivers to assist us in enhancing delivery efficiency. On average, a delivery driver services between 500 and 1,100 water cooler rental and other customer locations. The average customer typically receives delivery once every two weeks. In addition, our drivers actively generate sales and are compensated for each new customer contract they originate.

      We believe that one of the most important success factors in the delivered bottled water business is delivery route efficiency, as the average cost of local delivery per bottle is over five times the cost of preparing and filling one bottle for distribution. However, the marginal distribution cost of delivering an additional bottle on an existing route is relatively low.

Facilities

      Our various businesses operate through a total of 33 offices, 31 distribution facilities and 12 bottling sites, aggregating over 500,000 square feet.

      Generally, our policy is to maintain technologically-advanced and modern facilities. Our facilities are either leased or owned. We own all of our bottling lines and purification and related equipment. All our owned facilities are subject to a security interest granted to secure indebtedness under our senior credit facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Our Scotland facilities are subject to a separate mortgage. We believe that our production plants and distribution facilities are well maintained and generally adequate to meet our needs in our existing markets for the foreseeable future.

      The following table sets forth certain information relating to our principal offices, each of our active bottling facilities and each of our other active facilities over 20,000 square feet in size. We have no material inactive facilities.

	Size		Owned/ Leased/
Location	(Sq. Ft.)	Purpose	Lease Expiration

Western Canada:
Calgary, Alberta	27,600	Offices, Bottling, Distribution	Owned
Edmonton, Alberta	25,000	Offices, Bottling, Distribution	Leased; November 2012
Burnaby, British Columbia	50,000	Offices, Bottling	Leased; April 2005
Vancouver, British Columbia	45,000	Offices, Bottling, Distribution	Leased; April 2011
Kamloops, British Columbia	10,000	Offices, Bottling, Distribution	Leased; February 2003
Prince George, British Columbia	9,000	Offices, Bottling, Distribution	Leased; May 2005
Victoria, British Columbia(1)	7,250	Offices, Bottling, Distribution	Leased; February 2003

Maritime Provinces:
Dartmouth, Nova Scotia	14,000	Offices, Distribution	Leased; July 2004
Valley, Nova Scotia	4,000	Offices, Bottling, Distribution	Owned

England:
High Wycombe	18,000	Bottling	Leased; December 2006

Scotland:
Hamilton	33,000	Offices, Bottling, Distribution	Owned

United States:
Portland, Oregon	30,000	Offices, Bottling, Distribution	Leased; December 2007
Kent, Washington	75,000	Offices, Bottling, Distribution	Leased; December 2009
Burlington, Washington	24,000	Distribution, Offices	Leased; October 2016

(1)	Our Victoria plant is scheduled to be relocated to a larger, modern facility in January 2003. We are negotiating construction costs and lease terms.

Competition

      We compete in the bottled water market directly with other home and office delivery companies in our geographic markets. We compete with these companies in both the sale and delivery of bottled water and the rental of water coolers.

      The home and office delivery market is highly fragmented, with the vast majority of the companies being operated as small entrepreneurial and family-owned businesses. In 2001, we believe the five largest home and office delivery companies accounted for approximately 60% of the total market in terms of sales in the United States, Canada and the United Kingdom. We believe we are the fifth such largest company. The other four are Nestlé, Suntory, Danone/ McKesson and Culligan. Each of those companies possesses greater financial, personnel, marketing and other resources than us, and may possess greater name recognition.

      We believe we are the bottled water home and office delivery market share leader in Western Canada and the Maritime Provinces of Canada, in the states of Oregon and Washington in the United States and in Scotland based on our estimates of water cooler rental and customer locations. We also believe we have the third-largest market share in England (behind A.S. Watson and Nestlé).

      Quality of service and reliability of delivery are the primary competitive factors in the bottled water home and office delivery market and we believe we compete favorably in both of those areas.

      In addition to other bottled water home and office delivery companies, we also compete with warehouse and retail stores for the sale of water coolers, particularly in Canada.

      We compete indirectly for water sales with tap water producers and companies that distribute water through retail stores and vending machines and with other beverage companies. Some of the companies in the retail bottled water market are large and well-capitalized and have well-recognized brand names. These companies include PepsiCo., selling Aquafina, Coca-Cola, selling Dasani, Danone/ McKesson, selling Evian, and Nestlé, selling Perrier. We believe any of these or other companies could choose to enter our markets and compete with us or expand their presence in our markets.

      We also compete with providers of on-premises water filtration systems, including systems distributed through retail outlets. In certain markets, we market and provide on-premises water filtration systems.

Customers

      We have grown from a base of approximately 107,000 water cooler rental and customer locations at December 31, 1997 to a base of approximately 248,000 water cooler rental and customer locations as of May 31, 2002, consisting of approximately 198,000 water coolers rented from us and approximately 50,000 customers who do not rent our water coolers but purchase our bottled water or other products or services. We believe that the diversity of our customer base protects us from reliance on any one customer or customers in a particular industry.

Organizational Structure and Company History

      Sparkling Spring Water Limited, or SSWL, was founded in 1971 in Halifax, Nova Scotia to operate in the bottled water industry. In 1988, SSWL was acquired by Maritime Beverages Limited, a Pepsi-Cola bottler, which was managed by G. John Krediet, Stewart E. Allen and K. Dillon Schickli. When Maritime Beverages Limited sold its soft drink bottling holdings to Pepsi-Cola Canada Limited in 1992, Mr. Krediet retained his interest in SSWL and he and Mr. Allen focussed their efforts on growing and improving its bottled water business.

      Sparkling Spring Water Holdings Limited was formed under the laws of Nova Scotia, Canada on October 20, 1997. Sparkling Spring Water Group Limited, or SSWGL, was formed on October 22, 1997 and it acquired all of the shares of SSWL. In the fourth quarter of 1998, SSWGL was reorganized through (1) the exchange of certain shares, and options to acquire shares, of SSWGL on a one-for-one basis for shares, and options to acquire shares, of Sparkling Spring Water Holdings Limited and (2) the acquisition by Sparkling Spring Water Holdings Limited of all remaining shares and options of SSWGL. The reorganization resulted in Sparkling Spring Water Holdings Limited owning 100% of the issued and outstanding shares of SSWGL as of December 31, 1998. At the end of 2000, SSWL was amalgamated with SSWGL. The new amalgamated company continues under the name Sparkling Spring Water Group Limited and continues to operate and own a number of our subsidiaries.

      We own, directly or indirectly, 100% of all of our subsidiaries, including Sparkling Spring Water Group Limited and its subsidiaries. Our significant subsidiaries are as follows:

Subsidiary	Jurisdiction of Organization

Sparkling Spring Water Group Limited	Nova Scotia
Canadian Springs Water Company AB Limited	Nova Scotia
Polaris Water Company Inc.	Nova Scotia
PSW Acquisition, Inc.	Nova Scotia
639540 B.C. Ltd.	British Columbia
Whistler Water Inc.	Nova Scotia
Crystal Spring Acquisition, Inc.	Delaware
Cullyspring Water Co., Inc.	Washington
Pure Water Corporation	Washington
Spring Water Incorporated	Delaware
Nature Springs Water Company Limited	England
Water at Work Limited	Scotland

Legal Proceedings

      In 2000, a company we acquired in May 2001 entered into a packaging agreement with Life O2 International, a distributor, to manufacture and package spring water in small packaged bottles. From 2000 to early 2002, our predecessor and we sold over 12,000,000 bottles of spring water to Life O2 International and its successor, BEVSystems International, Ltd. A Japanese customer of Life O2 and BEVSystems in turn sold the water to consumers and retailers. In February 2002, the customer claimed to have found a non-toxic mold growth in some of the bottles produced in April 2001 and unilaterally and voluntarily recalled all of the bottles it distributed. On April 17, 2002, we received a letter from counsel to BEVSystems threatening to bring legal action to “pursue its legal remedies” based on our alleged breach of contract and negligence. The letter states that BEVSystems currently estimates its losses to be in excess of $3.0 million, and that its customer is seeking significant compensation for lost profits and damage to its reputation. The letter also states that the Japanese government has informed the Canadian government and Canadian Food Inspection agency of the matter and that they are currently conducting their own investigation.

      We believe we have meritorious defenses to BEVSystems’ claims. We believe that we manufactured and packaged the bottled water we sold to BEVSystems in compliance with the specifications in our agreement. We also believe that the mold growth, which does not pose a health hazard, was not related to our bottling procedures or distribution of the bottles. If BEVSystems or its customer brings legal action against us, we intend to defend vigorously against their claims and do not anticipate that any such action would have a material adverse effect upon us or our assets.

      We are not a party to any other litigation other than routine legal proceedings incidental to our business. We do not expect that these proceedings will individually, or in the aggregate, have a material adverse effect on us.

Regulations

      Our operations and properties are subject to regulation by various governmental entities and agencies.

      As a beverage producer, we are subject to production, packaging, quality, label and distribution standards in each of the countries where we operate. These standards are principally administered by the Food and Drug Administration in the United States, the Food Standards Agency in the United Kingdom and, currently, Health Canada in Canada. Each of these agencies:

•	sets and enforces the applicable standards by which we are permitted to label our water as spring water or purified water;

•	defines the standards related to the permitted contents and composition of our bottled water products;

•	sets the standards applicable to the operation and cleanliness of our bottling facilities; and

•	periodically inspects our facilities and examines our compliance with the foregoing standards.

      In addition, we are a member of the International Council of Bottled Water Associations and of Bottled Water Associations in the United States, Canada and the United Kingdom. These associations set higher water quality standards than those set by governmental agencies. The standards are enforced by the members and member associations and compliance with the standards is a requirement of membership.

      The International Council of Bottled Water Associations requires, as a condition of membership, that we submit to annual, unannounced plant inspections administered by the National Sanitation Foundation or another approved independent, internationally-recognized inspection agency. These inspections audit quality and testing records, review all areas of plant operations and the bottling process, and check compliance with relevant national standards, Good Manufacturing Practices, and any other local regulations set by the International Council of Bottled Water Associations. We have consistently met or exceeded inspection criteria. We provide a bonus to our Quality Control Managers and certified plant operators and production employees based on their operation receiving an excellent rating from the associations.

      Our properties and the operations of our production and distribution facilities are also subject to various environmental laws and workplace regulations. We are subject to environmental laws in the jurisdictions in which we operate due to our ownership and use of real property, the use of ozone in our bottling processes, and the storage of fuel and other regulated substances at our facilities. These environmental laws may impose joint and several liability and may apply to conditions at properties presently or formerly owned or operated by an entity or its predecessor as well as to conditions of properties at which wastes or other contamination attributable to an entity or its predecessor have been sent or otherwise come to be located. No environmental claims have been made known to us. However, future events, such as new information, changes in existing environmental laws or their interpretation, and more vigorous enforcement policies of regulatory agencies, may give rise to additional expenditures or liabilities.

Employees

      The table below sets forth the number of our full time equivalent employees by main category of activity and geographic area at the end of the past three fiscal years ended December 31.

				Finance,
			Sales & Customer	Administration &
2001	Production	Distribution	Service	Management	Total

United States	55	112	48	38	253
Canada	147	186	86	96	515
U.K.	26	149	37	52	264

Total	228	447	171	186	1,032

				Finance,
			Sales & Customer	Administration &
2000	Production	Distribution	Service	Management	Total

United States	27	60	22	20	129
Canada	80	157	73	85	395
U.K.	23	156	42	50	271

Total	130	373	137	155	795

				Finance,
			Sales & Customer	Administration &
1999	Production	Distribution	Service	Management	Total

United States	27	57	16	14	114
Canada	63	118	69	68	318
U.K.	23	144	45	44	256

Total	113	319	130	126	688

      We have approximately 180 unionized employees in British Columbia who work in the areas of production and distribution. Most of these employees are parties to a collective bargaining agreement that expires in October 2002. We have not experienced any material slow downs or work stoppages in recent years, and we consider our employee relations to be good. From time to time, our employees engage in unionizing activities that may or may not result in collective bargaining agreements.

MANAGEMENT

      Our directors and executive officers and their positions and ages as of June 30, 2002 are listed below:

Name	Age	Positions

G. John Krediet	51	Chairman of the Board of Directors and Chief Executive Officer
Stewart E. Allen	43	Vice Chairman and Director
K. Dillon Schickli	49	President, Chief Operating Officer, Chief Financial Officer and Director
C. Sean Day	53	Director
Joseph J. Heffernan	56	Director
Jan Niessen	38	Director
Kenneth B. Rotman	35	Director
Joost E. Tjaden	52	Director

      Certain biographical information about each of these individuals is set forth below:

      G. John Krediet has been our Chairman of the Board of Directors and Chief Executive Officer since 1993. From 1987 to 1993 he served as Chairman of the Board of Maritime Beverages Limited, a Pepsi-Cola franchisee and former parent company of Sparkling Spring Water Limited. From 1987 through 1993, Mr. Krediet also served as Chairman of the Board of Eastcan Beverages Ltd., the Pepsi-Cola franchise for the territory in and around Ottawa, Ontario, Canada. In 1987, Mr. Krediet founded C.F. Capital Corporation, a consulting and management company. Prior to 1987, Mr. Krediet worked for Citibank from 1976 to 1980, AMRO Bank from 1980 to 1983 and General Electric Credit Corporation from 1983 to 1986. Mr. Krediet received his graduate degree in economics from Erasmus University in Rotterdam.

      Stewart E. Allen has been our Vice Chairman of the Board of Directors since January 2002, and has served as a member of the Board of Directors since 1992. Mr. Allen was our President and Chief Operating Officer from 1992 through 2001. Mr. Allen was a director of the Canadian Bottled Water Association from 1993 to 1997 and was President of that association in 1997. He has been a member of the Board of Directors of the International Bottled Water Association since 1998 and a director of the International Council of Bottled Water Association since 1996 and was Chairman of the Council from 1999 to 2000. He served as Vice President of Sales and Marketing for Maritime Beverages Limited from 1988 to 1992.

      K. Dillon Schickli has been our President and Chief Operating Officer since January 2002 and our Chief Financial Officer since 1998. Mr. Schickli has been a member of the Board of Directors since March 2000. Since 1998, Mr. Schickli has been the President of C.F. Capital Corporation, a position he previously held from 1987 to 1992. Mr. Schickli has over 15 years of beverage industry experience, including service as a member of the Board of Directors and the Executive Committee of Maritime Beverages Limited from 1987 to 1992, and Chief Financial Officer from 1981 to 1986 of Mid-South Bottling Company, a Pepsi-Cola franchise bottler. From 1993 to 1995, Mr. Schickli was Chief Operating Officer and a member of the Board of Directors of Affinity Group, Inc., a database marketing and membership management company. In 1996, Mr. Schickli served as President and a member of the Board of Directors of Ivid Communications, Inc., a leading multimedia training company. From 1997 to 1998, Mr. Schickli was Chairman, Chief Executive Officer and a co-owner of Affinity Development Group, Inc., a consulting firm. Mr. Schickli earned an MBA in Accounting from the University of Chicago, a BA from Carleton College and has a Certificate of Public Accountancy from the University of Illinois.

      C. Sean Day has served as a member of our Board of Directors since 1997. Since 1999, Mr. Day has been Chairman of the Board of Directors of Teekay Shipping Corporation

(NYSE: TK), a world leader in the marine oil transportation industry, and has served on Teekay’s Board of Directors since 1998. Mr. Day has also been Chairman of the Board of Directors of Seagin International LLC since 1999. From 1989 until 1999, Mr. Day was President and Chief Executive Officer of Navios Corporation, a company engaged in the worldwide operation of ocean-going bulkships. Mr. Day is also a member of the Board of Directors of Kirby Corporation (NYSE: KEX), Genesee & Wyoming, Inc. (NASDAQ: GNWR), CBS Personnel, California Pellett Mills and Transmarine Navigation Corp. Mr. Day received a B.B.S. in finance from the University of Cape Town and an MA in jurisprudence from Oxford University.

      Joseph J. Heffernan has served on our Board of Directors since June 2001. Mr. Heffernan has been the Chairman of the Board of Directors of Rothmans Inc., Canada’s second-largest tobacco company, since 1999, and he served as Rothmans Inc.’s President and Chief Executive Officer from 1990 to 1999. Mr. Heffernan also held positions with Rothmans International B.V. as Deputy Chief Executive (Americas, Asia and Pacific regions) from 1998 to 1999, and as Chief Executive (Americas region) from 1995 to 1998. From 1990 to 1998, he was also the President and Chief Executive Officer for Rothmans, Benson & Hedges Inc. Mr. Heffernan is also currently a member of the Boards of Directors of Rothmans, Benson & Hedges Inc., Co-Steel Inc. and Clairvest Group Inc. Mr. Heffernan received a Master of Science in Management from MIT and his BSc in Chemical Engineering from the University of Alberta.

      Jan Niessen has served on our Board of Directors since 2000. Since 1999, Mr. Niessen has been the Managing Director of Egeria B.V., an Amsterdam (NL) based private equity fund. Before joining Egeria, Mr. Niessen was Director of CVC Capital Partners B.V. from 1996 to 1999. Mr. Niessen is Chairman of the Board of Directors of World View Investment Management and a Member of the Board of Directors of Koninklijke Ahrend. Mr. Niessen received his graduate degree in economics at the Erasmus University of Rotterdam. He also holds an MBA from New York University.

      Kenneth B. Rotman has served as a member of our Board of Directors since 1996. Since 1995, Mr. Rotman has been Managing Director of Clairvest, a Toronto-based merchant bank. Mr. Rotman also served as Clairvest’s Co-President from 1999 to 2000, and has served as Clairvest’s Co-Chief Executive Officer since 2000. Mr. Rotman also serves on the Board of Directors of Allied Global Holdings, Inc., NRI Industries, Voxcom Inc., Signature Security Group Inc. and Clairvest. Mr. Rotman received a BA in Economics from Tufts University, a M.Sc. from the London School of Economics, and an MBA from New York University.

      Joost E. Tjaden has served on our Board of Directors since March 2002. Mr. Tjaden has been the Managing Director of Janivo Holding B.V. since 1993. Mr. Tjaden serves on the boards of several companies in the Netherlands and the United States, including Tele Atlas N.V., Rhein Biotech NV (Neuer Markt Frankfurt), Atex Media Solutions, Inc. (Norway Stock Exchange), and Fidelio Properties. Mr. Tjaden received an MBA in Business Administration from the University of Delft.

      The business address of our directors and executive officers is care of 19 Fielding Avenue, Dartmouth, Nova Scotia, Canada B3B 1C9.

Board Composition

      Our Board of Directors consists of eight members. Immediately prior to the closing of this offering, our board will be divided into three classes that will be, as nearly as possible, of equal size. Each class of directors will be elected for a three-year term of office, and the terms will be staggered so that the term of only one class of directors will expire at each annual general meeting. Messrs. Krediet and Schickli will be our Class I directors, and their term will expire in 2003. Messrs. Day, Heffernan and Tjaden will be our Class II directors and their term will expire in 2004. Messrs. Allen, Niessen and Rotman will be our Class III directors and their term will expire in 2005. Prior to the expiration of a director’s term, a director may only be removed by the affirmative vote of 75% of the shares present in person or by proxy at a meeting called for that purpose. The foregoing classification and removal provisions of the Board of Directors may have the effect of delaying or preventing changes in our control or management. There is no requirement in our Memorandum and Articles of Association or Nova Scotia law that our directors must retire at a certain age.

      Pursuant to a Shareholder Agreement among us and our shareholders, specified shareholders have the right to appoint members to the Board of Directors. In accordance with the Shareholder Agreement, Clairvest Group Inc. has appointed Messrs. Heffernan and Rotman to our Board of Directors; Egeria B.V. has appointed Messrs. Niessen and Schickli; Janivo Holding B.V. has appointed Mr. Tjaden; and G. John Krediet has appointed himself and Messrs. Allen and Day. The Shareholder Agreement will terminate concurrently with this offering. See “Related Party Transactions — Shareholder Agreement”.

Board Committees

      The Board of Directors has standing Compensation and Finance and Audit Committees, but no standing nominating committee. Each Board committee has a written charter outlining its duties and responsibilities, and a chair for each committee is elected by the Board.

      The Compensation Committee is comprised of three to five directors, and reviews and approves our compensation policies and programs, including share option programs and other incentive-based compensation. It is responsible for reviewing and approving the compensation paid to selected key executives and reviewing the performance of the Chairman and Chief Executive Officer. The Compensation Committee from time to time seeks outside advice to support recommendations and decisions. Current members of the Compensation Committee are Messrs. Day, Niessen and Rotman, who are all outside directors.

      The Finance and Audit Committee is comprised of three to five directors who are required to have sufficient financial experience and ability to enable them to capably discharge their responsibilities. The Finance and Audit Committee oversees and monitors our audit procedures and results, accounting and internal audit procedures, and banking and treasury activities. Current members of the Finance and Audit Committee are Messrs. Niessen, Rotman and Tjaden, who are all outside directors.

Compensation of Directors

      Prior to January 1, 2002, members of our Board of Directors were not compensated for their services as directors other than for serving on Board committees. Committee members received $1,000 per committee meeting. Beginning on January 1, 2002, each year directors will receive options to purchase 1,000 of our common shares plus an additional 1,000 options to purchase our common shares for each Board committee on which they serve. The exercise price of the options will be equal to the fair market value of our common shares on the grant date. Directors are reimbursed for travel and other related expenses associated with the performance of their duties. There are no service contracts between us and any of our directors providing benefits to a director upon termination of service as a director.

Compensation of Executive Officers

      The following table indicates the compensation earned for services rendered to us in all capacities for 2001 by our three executive officers.

			Long Term
			Compensation
			Awards

			Number of
	Annual Compensation		Securities
			Underlying	All Other
Name and Principal Positions	Salary($)	Bonus($)	Options	Compensation

G. John Krediet(1)	$583,000	$130,000	—	—
Chairman of the Board of Directors and Chief Executive Officer
Stewart E. Allen	$285,000	$125,000	30,000	$9,000 (2)
Vice Chairman and Director
K. Dillon Schickli(1)	$400,000	$287,000	130,000	—
President, Chief Operating Officer, Chief Financial Officer and Director

(1)	Prior to 2002, Messrs. Krediet and Schickli were paid indirectly by us through C.F. Capital Corporation pursuant to the terms of a Management Agreement. According to the Management Agreement, C.F. Capital Corporation received a management fee from us in exchange for providing executive management and other services. The amount of the fee that we paid C.F. Capital Corporation in any year was based, in part, on our earnings performance. The Management Agreement also provided for us to pay up to $100,000 annually of the reasonable out-of-pocket disbursements and office expenses incurred by C.F. Capital Corporation in performing under the Management Agreement and to pay fees to C.F. Capital Corporation for investment banking services rendered by C.F. Capital Corporation. Pursuant to the Management Agreement, we paid C.F. Capital Corporation an aggregate of $1.3 million in 2001. Effective as of January 1, 2002, we terminated the Management Agreement that was in effect during 2001 and replaced it with a new one-year Management Agreement that provides for an aggregate payment of $1.0 million per year plus an annual bonus of up to $500,000 based on our financial performance. The new Management Agreement provides for Messrs. Krediet and Schickli to render management services to us. Our Compensation Committee intends to review the new Management Agreement annually. The new Management Agreement provides for expense reimbursement up to $100,000 annually but does not provide for C.F. Capital Corporation to receive consideration for investment banking advisory services. C.F. Capital Corporation is a consulting and management company owned by Mr. Krediet and its sole activity is to provide management services to us. See “Related Party Transactions — Management Agreement”.

(2)	Contribution to defined contribution plan.

      The following table provides information relating to options to purchase our common shares granted to each of our three executive officers during the fiscal year ended December 31, 2001. In 2001, no stock appreciation rights were granted to the executive officers and none of our executive officers exercised options to purchase our common shares.

      The potential realizable value of the options presented below is calculated by assuming that the price of our common shares increases from the initial public offering price of $18.50 per share at assumed rates of share appreciation of 5% and 10%, compounded annually over the remaining term of the option, and subtracting from that result the total option exercise price.

These assumed appreciation rates comply with the rules of the U.S. Securities and Exchange Commission, or SEC, and do not represent our prediction of the performance of our share price.

Option Grants to Executive Officers in 2001

					Potential Realizable Value
	Number of	Percent of			at Assumed Annual Rates
	Securities	Total Options			of Appreciation for
	Underlying	Granted to	Exercise		Option Term
	Options	Employees	Price Per	Expiration
Name	Granted	During Period	Share	Date	5%	10%

G. John Krediet	—	—	—	—
Stewart E. Allen	30,000	16.6%	$11.69	3/2/06	$315,875	$443,408
K. Dillon Schickli	130,000	71.8%	$11.69	12/14/11 (a)	$2,088,581	$3,854,721

(a)	Includes 30,000 options that expire March 2, 2006.

      In addition, in March 2002, Messrs. Krediet, Allen and Schickli received options to purchase 25,000, 25,000 and 50,000 common shares, which together represented 51% of the total options granted during the first four months of 2002. These options have an exercise price of $15.00 and expire in March 2012.

Stock Option Plan

      Our Board of Directors adopted the Stock Option Plan in 1998. The Stock Option Plan permits us to grant options to purchase our common shares to our directors, officers, employees and consultants. The Stock Option Plan allows for the issuance of up to 1,837,464 common shares. As of May 31, 2002, options to purchase 1,032,464 common shares are outstanding under the Stock Option Plan and options to purchase 805,000 common shares remain available for grant.

      The Stock Option Plan is interpreted and administered by the Board of Directors or the Compensation Committee. Subject to the provisions of the Plan, our Board of Directors or the Compensation Committee selects the individuals eligible to receive awards, determines the terms and conditions of the awards granted, including the number of common shares covered by each option and the time or times when options will be granted and exercisable. An optionee’s rights under the Stock Option Plan are not transferable or assignable.

      The exercise price of options granted under the Stock Option Plan is determined by the Board of Directors or the Compensation Committee. Options may not be granted with an exercise price less than the fair market value of the underlying common shares on the date of grant. Options typically are subject to vesting schedules and terminate 10 years from the date of grant unless otherwise stipulated by the Board of Directors or the Compensation Committee. Upon the exercise of options, the option exercise price must be paid in full in cash or in an alternative manner approved by our Board of Directors or Compensation Committee.

      The Stock Option Plan provides that in the event of any capital reorganization, amalgamation or transfer of all or substantially all of our assets, all outstanding options will accelerate and become fully vested. The Board of Directors may at any time amend or discontinue the Stock Option Plan and, in some circumstances, make adjustments to the number of shares subject to the Plan and to outstanding options.

      The following table sets forth information with respect to options outstanding at May 31, 2002. We believe that the option exercise price represents the fair value of the common shares at the date of issuance. Unless otherwise stated, dollar amounts are in U.S. dollars.

	Number of
	Shares	Exercise		Expiration		Current Market
Beneficial Holder	Under Option	Price		Date		Value Per Share(1)

Executive Officers and Directors
G. John. Krediet	33,000		$5.00	10/30/06		$13.50
	25,000		$15.00	3/01/12		$3.50
Stewart E. Allen	146,084	Cdn$	0.455	10/30/06		$18.2021
	158,380		$1.0815	10/30/06		$17.4185
	40,000		$5.00	10/30/06		$13.50
	6,000		$7.7325	5/31/04		$10.7675
	30,000		$11.69	3/02/06		$6.81
	25,000		$15.00	3/01/12		$3.50
C. Sean Day	4,000		$7.7325	5/31/04		$10.7675
	15,000		$11.69	12/31/05		$6.81
	2,000		$15.00	3/01/12		$3.50
Kenneth B. Rotman	3,000		$15.00	3/01/12		$3.50
K. Dillon Schickli	14,000		$7.7325	9/01/03		$10.7675
	64,000		$7.7325	2/28/04		$10.7675
	6,000		$7.7325	5/31/04		$10.7675
	100,000		$11.69	12/14/11		$6.81
	30,000		$11.69	3/02/06		$6.81
	50,000		$15.00	3/01/12		$3.50
Jan Niessen	3,000		$15.00	3/01/12		$3.50
Joe Heffernan	1,000		$15.00	3/01/12		$3.50
Joost Tjaden	2,000		$15.00	3/01/12		$3.50
All Employees Other than Executive Officers and Directors
1 person	20,000	Cdn$	1.375	10/30/06		$17.5998
1 person	20,000		$1.0815	10/30/06		$17.4185
1 person	20,000		$5.00	10/30/06		$13.50
8 persons	46,000		$7.7325	4/30/04	(2)	$10.7675
1 person	60,000		$10.00	3/31/05		$8.50
3 persons	18,000		$11.69	10/02/07	(3)	$6.81
2 persons	7,000		$11.69	12/14/11		$6.81
20 persons	84,000		$15.00	3/01/12		$3.50

(1)	Market value per share as of May 31, 2002 is based on the assumed initial public offering price of our common shares in this offering of $18.50 per share and, for Canadian dollar options, at an exchange rate of Cdn$1.5275 per U.S. dollar.

(2)	Includes 14,000 and 4,000 options expiring in September and November 2003.

(3)	Includes 4,000 and 10,000 options expiring in February and March 2006.

PRINCIPAL AND SELLING SHAREHOLDERS

      The following table contains information relating to the beneficial ownership of our common shares as of May 31, 2002 by:

•	each person who beneficially owns more than 5% of our common shares;

•	each of our directors;

•	each of our three executive officers; and

•	all of our directors and executive officers as a group.

      Beneficial ownership is determined based on the rules of the SEC. The column entitled “Number of Shares Beneficially Owned” excludes the number of common shares subject to options or warrants held by that person. The number of shares subject to options or warrants that each beneficial owner has the right to acquire within 60 days of June 30, 2002 are listed separately under the column entitled “Number of Shares Underlying Rights Exercisable Within 60 Days”. These shares are deemed beneficially owned for the purposes of computing the percentage ownership of that person, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated in the footnotes, these shareholders have sole voting or investment power with respect to all shares, subject to applicable community property laws. These shareholders do not have voting rights that are different from any other shareholders.

      The percentage of beneficial ownership before the offering is based on 8,644,028 common shares outstanding as of May 31, 2002. The percentage of beneficial ownership after this offering additionally reflects the 5,400,000 common shares offered in this offering.

      The table assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters exercise their option, we will sell up to 177,720 additional common shares and some of our shareholders will sell up to a total of 632,280 common shares. See “— Selling Shareholders” for information about the beneficial ownership of the common shares of the selling shareholders in the event the underwriters exercise in full their option to purchase additional shares. Unless otherwise noted, the address for each shareholder is care of 19 Fielding Avenue, Dartmouth, Nova Scotia, Canada B3B 1C9. The number of shares beneficially owned by each shareholder will be the same before and after the offering, except as described in “— Selling Shareholders”, below.

Principal Shareholders

		Number	Percentage of
	Number	of Shares	Shares Outstanding
	of Shares	Underlying Rights
	Beneficially	Exercisable	Before	After
Name and Address of Beneficial Owner	Owned	Within 60 Days	Offering	Offering

Egeria B.V.	2,926,757	—	33.86%	20.84%
Nieuwe Herengracht 51 1018 VN Amsterdam The Netherlands
G. John Krediet(1)	2,493,408	77,852	29.48%	18.21%
Clairvest Group Inc.	1,377,507	26,920	16.20%	9.98%
1700 22 St. Clair Avenue East Toronto, Ontario M4T 253
Janivo Holding B.V.	677,430	—	7.84%	4.82%
Post Box 544 3700 AM Zeist The Netherlands

		Number	Percentage of
	Number	of Shares	Shares Outstanding
	of Shares	Underlying Rights
	Beneficially	Exercisable	Before	After
Name and Address of Beneficial Owner	Owned	Within 60 Days	Offering	Offering

Stephen L. Larson(2)	508,356	7,520	5.96%	3.67%
c/o Cornerstone Equity Investors LLC 717 Fifth Avenue New York, NY 12022
Stewart E. Allen(3)	29,048	360,824	4.33%	2.71%
K. Dillon Schickli(4)	29,000	81,200	1.26%	*
C. Sean Day(5)	*	*	*	*
Joseph J. Heffernan(6)	—	—	—	—
Jan Niessen(7)	—	—	—	—
Kenneth B. Rotman(8)	—	—	—	—
Joost E. Tjaden(9)	—	—	—	—
All directors and executive officers as a group (8 persons)(10)	2,621,754	534,448	34.39%	21.65%

*	Less than one percent

(1)	Excludes 25,000 common shares issuable upon exercise of options first exercisable more than 60 days after May 31, 2002. See “Management — Stock Option Plan” for details regarding options. Also excludes 480,356 shares owned by Mr. Larson which are subject to a voting agreement which may give Mr. Krediet the right to vote the shares on all matters but with respect to which Mr. Krediet disclaims beneficial ownership. The voting agreement will terminate upon the closing of this offering.

(2)	Includes 480,356 shares owned by Mr. Larson which are subject to a voting agreement which may give Mr. Krediet the right to vote the shares on all matters but with respect to which Mr. Krediet disclaims beneficial ownership. The voting agreement will terminate upon the closing of this offering.

(3)	Excludes 45,000 common shares issuable upon exercise of options first exercisable more than 60 days after May 31, 2002. See “Management — Stock Option Plan” for details regarding options.

(4)	Excludes 182,800 common shares issuable upon exercise of options first exercisable more than 60 days after May 31, 2002. See “Management — Stock Option Plan” for details regarding options.

(5)	Excludes 7,000 common shares issuable upon exercise of option first exercisable more than 60 days after May 31, 2002. See “Management — Stock Option Plan” for details regarding options.

(6)	Excludes 1,404,427 common shares and warrants for common shares held by Clairvest Group Inc., a public company of which Mr. Heffernan is a Director and beneficial owner. Also excludes 1,000 common shares issuable upon exercise of options first exercisable more than 60 days after May 31, 2002. See “Management — Stock Option Plan” for details regarding options.

(7)	Excludes 2,926,757 common shares held by Egeria B.V., of which Mr. Niessen is Managing Director. Mr. Niessen, along with Peter Visser, another Managing Director of Egeria B.V., hold the power to vote or dispose of the shares, for which they disclaim beneficial ownership. Also excludes 3,000 common shares issuable upon exercise of options first exercisable more than 60 days after May 31, 2002, the proceeds of which Mr. Niessen intends to transfer to Egeria B.V. See “Management — Stock Option Plan” for details regarding options.

(8)	Excludes 1,404,427 common shares and warrants for common shares held by Clairvest Group Inc., a public company of which Mr. Rotman is Co-Chief Executive Officer, Managing Director and beneficial owner. Also excludes 3,000 common shares issuable upon exercise of options first exercisable more than 60 days after May 31, 2002. See “Management — Stock Option Plan” for details regarding options.

(9)	Excludes 677,430 common shares and warrants for common shares held by Janivo Holding B.V., of which Mr. Tjaden is a Director who holds the power to vote or dispose of the shares and with respect to which Mr. Tjaden disclaims beneficial ownership. Also excludes 2,000 common shares issuable upon exercise of options first exercisable more than 60 days after May 31, 2002. See “Management — Stock Option Plan” for details regarding options.

(10)	Excludes: 1,404,427 common shares and warrants for common shares held by Clairvest Group Inc., a public company of which Mr. Rotman is Co-Chief Executive Officer, Managing Director and beneficial owner and Mr. Heffernan is a Director and beneficial owner; 2,926,757 common shares held by Egeria B.V., of which Mr. Niessen is Managing Director, and with respect to which Mr. Niessen disclaims beneficial ownership; and 677,430 common shares and warrants for common shares held by Janivo Holding B.V., of which Mr. Tjaden is a Director, and with respect to which Mr. Tjaden disclaims beneficial ownership.

      As of May 31, 2002, we believe there were four U.S. holders of our common shares holding an aggregate of 12.7% of our then outstanding common shares.

Warrants

      In May 1999, we issued warrants to purchase an aggregate of 88,000 of our common shares at a purchase price of $7.73 per share. The warrants are exercisable at any time prior to the earliest of May 26, 2004, 60 days following the death of the holder and 30 days following the occurrence of the approval by our Board of Directors of a takeover bid for at least 90% of our company. The warrants were issued to G. John Krediet, Stewart E. Allen, C. Sean Day, Clairvest Group, Inc. and certain other investors in connection with a financing used to repurchase options to purchase our common shares held by a financial institution.

Selling Shareholders

      If the underwriters exercise their option to purchase additional shares in this offering, the following holders of our common shares will sell their common shares through the exercise of the option as set forth in the table below. The percentage of beneficial ownership before the offering is based on 8,644,028 common shares outstanding as of May 31, 2002. The percentage of beneficial ownership after the offering reflects the 6,210,000 common shares offered by this

prospectus and the full exercise of the underwriters’ option, which includes the sale of                     additional common shares by us.

					Percentage
	Number	Number			of Shares
	of Shares	of Shares		Number	Beneficially
	Beneficially	Underlying	Number	of Shares	Owned
	Owned	Rights	of Shares	Beneficially
	Before	Exercisable	Being	Owned After	Before	After
Name and Address of Beneficial Owner	Offering	Within 60 Days	Offered(1)	Offering	Offering	Offering

Stephen L. Larson(2)(3)	508,356	7,520	515,876	—	5.96%	—
c/o Cornerstone Equity Investors LLC 717 Fifth Avenue New York, NY 12022
Kevin Newman	114,608	1,796	116,404	—	1.35%	—
1 Sherri Lane Darien, CT 06820
Total	622,964	9,316	632,280	—	7.31%	—

(1)	If the underwriters’ option to purchase additional shares is exercised in part and not in full, the underwriters will first purchase the shares from the selling shareholders in approximately the same proportion as set forth in this table, and then purchase shares from us.

(2)	Number of shares beneficially owned before offering includes 480,356 shares owned by Mr. Larson which are subject to a voting agreement which may give G. John Krediet the right to vote the shares on all matters but with respect to which Mr. Krediet disclaims beneficial ownership. The voting agreement will terminate upon the closing of this offering.

(3)	Includes 24,000 common shares issued upon exercise of options to purchase common shares on October 31, 2001, at an exercise price of $5.00 per share.

Recent Changes in our Principal Shareholders and Recent Sales of Common Shares

      In 2000, Egeria B.V. acquired 1,301,436 of our common shares, which represented 19.4% of our outstanding common shares at December 31, 2000. Egeria B.V. acquired an additional 1,625,321 of our common shares in 2001, which represented 18.8% of our outstanding common shares at December 31, 2001. In 2001, Janivo Holdings B.V. acquired 677,430 of our common shares, which represented 7.8% of our outstanding common shares at December 31, 2001. See the notes to the Principal Shareholders table at the beginning of this section for a description of the beneficial ownership of Egeria B.V. and Janivo Holdings B.V.

      Since May 31, 2001, we have sold our common shares in the amounts and at the prices indicated below:

	Number of
Shareholder	Common Shares Sold	Price Per Share	Transaction

Stephen Larson	24,000	$5.00	Option exercise
Egeria B.V.	1,283,148	11.69	Investment in common shares
Janivo Holding B.V.	674,764	14.82	Investment in common shares

RELATED PARTY TRANSACTIONS

Management Agreements

      Prior Management Agreement. Effective January 1, 2002, we terminated a Management Agreement between us, C.F. Capital Corporation, G. John Krediet (our Chairman of the Board and Chief Executive Officer and Director) and Stephen L. Larson. C.F. Capital Corporation is a consulting and management business owned by Mr. Krediet. The Management Agreement, which was entered into in 1993 and subsequently amended, provided that C.F. Capital Corporation would perform certain management services for us, including managing our operations, negotiating contracts and managing our financial arrangements. Extraordinary actions, such as material acquisitions, capital expenditures in excess of 10% of our annual budget, issuances of securities, the sale or disposition of a material portion of our business or assets, mergers, liquidations, the declaration of dividends, and the determination of our annual budget required approval from our Board of Directors. In consideration for these services, including Messrs. Krediet and K. Dillon Schickli (our President, Chief Operating Officer, Chief Financial Officer and Director) acting as our officers, we paid an annual fee to C.F. Capital Corporation plus additional bonuses based on our financial performance. We also paid up to $100,000 annually of the reasonable out-of-pocket disbursements and office expenses incurred by C.F. Capital Corporation in performing services under the Management Agreement and paid fees to C.F. Capital Corporation in consideration of investment banking advisory services rendered in connection with our acquisitions of other businesses. Pursuant to the Management Agreement, we paid C.F. Capital Corporation an aggregate of $1.0 million in 1999, $1.4 million in 2000 and $1.3 million in 2001.

      In addition, the Management Agreement provided that we could compensate Messrs. Krediet and Schickli with stock options, incentives or other remuneration in accordance with industry standards. See “Management — Stock Plans” and “Management — Compensation of Executive Officers”.

      New Management Agreement. Effective January 1, 2002, we entered into a new Management Agreement with C.F. Capital Corporation, G. John Krediet and K. Dillon Schickli. Pursuant to the new Management Agreement, C.F. Capital Corporation has agreed to perform services for us similar to the services performed under the prior Management Agreement, including the provision of management services of Messrs. Krediet and Schickli. C.F. Capital Corporation’s sole activity is to provide management services to us. The new Management Agreement provides for a payment to C.F. Capital Corporation of $1.0 million per year plus an annual bonus of up to $500,000 based on our financial performance. The Management Agreement has a term of one year that automatically renews for subsequent one-year terms unless terminated by either party 30 days prior to its renewal. Our Compensation Committee intends to review the new Management Agreement annually. The new Management Agreement provides for expense reimbursement up to $100,000 annually but does not provide for C.F. Capital Corporation to receive consideration for investment banking advisory services.

Shareholder Agreement

      On July 31, 2000, we entered into a Shareholder Agreement with G. John Krediet, Clairvest Group, Inc., Egeria B.V., Stephen L. Larson, Lucy Stitzer, Stewart E. Allen, K. Dillon Schickli and other of our shareholders. We supplemented the Shareholder Agreement in March 2001 with a Supplemental Shareholder Agreement. The Shareholder Agreement provides registration rights, preemptive rights, rights of first refusal, voting and other rights in connection with specified matters of corporate governance and other rights and obligations of the shareholders and us. Effective as of the closing of this offering, the Shareholder Agreement will terminate by its terms, other than certain registration rights, which will be replaced as described below.

Registration Rights Agreement

      Prior to the closing of this offering, we intend to enter into a Registration Rights Agreement between us and Clairvest Group, Inc., Egeria B.V. and G. John Krediet that will become effective on the closing of this offering and replace the registration rights of these parties under the Shareholder Agreement. The Registration Rights Agreement will provide that each of Clairvest Group Inc., Egeria B.V. and Mr. Krediet will have the right, subject to qualifications, to demand that we register with the SEC common shares held by them. In addition, in the event that we voluntarily register our common shares with the SEC, each such shareholder may require, subject to qualifications, that we register some of their common shares at the same time. We will agree to bear the expenses for any such registrations. See “Shares Eligible for Future Sale”.

Share Transactions with Executive Officers

      In December 1996, we received a promissory note from Stewart E. Allen, our Vice Chairman, in the amount of $108,000, in connection with his purchase of common shares of Sparkling Springs Water Group Limited, which shares were subsequently exchanged for our common shares. This promissory note bore interest at a rate of 7% and was scheduled to mature on January 31, 1998, with principal and interest due on that date. The promissory note was cancelled by us and replaced with a promissory note from Mr. Allen in the principal amount of $116,300, which bore interest at a rate of 6% and was due to mature on January 31, 1999. On January 31, 1999, Mr. Allen paid interest due of $6,978. On January 31, 2000, 2001 and 2002, Mr. Allen paid interest on his note, and on each such date the promissory note of the preceding year was either extended or cancelled by us and replaced with a new promissory note in the same amount and due one year after that date. The principal and interest on Mr. Allen’s presently outstanding promissory note are due January 31, 2003. Mr. Allen repaid the note in May 2002.

      In May of 1999, we issued common shares and warrants or options to purchase common shares to our shareholders, including our officers, directors and employees, at a price of $7.7325 per common share. In connection with these sales, we issued 6,000, 6,360 and 44,852 of our common shares and a like amount of warrants or options to purchase our common shares to K. Dillon Schickli, Stewart E. Allen, and Gaspar Limited, a company owned by a trust established for the benefit of Mr. Krediet and his children. The common shares and warrants purchased by Gaspar Limited were acquired by G. John Krediet in 1999. See “Principal and Selling Shareholders — Warrants”.

      In July 2000, K. Dillon Schickli purchased 4,000 of our common shares from us for $11.69 per share.

     Share and Option Exchange Agreements

      In connection with our reorganization in 1998, we exchanged equity interests of Sparkling Spring Water Group Limited for our common shares and options to purchase our common shares pursuant to share and option exchange agreements. See “Business — Organizational Structure and Company History”. Some of our directors, officers and other employees were parties to the share and option exchange agreements. Some of these agreements, among other things, provide us rights of first refusal with respect to the sale of the shares and provide us the right to purchase, and the holders the right to sell, the shares at fair market value. We intend to terminate the share and option exchange agreements effective upon the closing of this offering.

DESCRIPTION OF CAPITAL STOCK

      The following description of our capital stock summarizes the material provisions of our Memorandum and Articles of Association that will become effective as of the closing of this offering, and applicable laws. Prospective investors are urged to read our Memorandum and Articles of Association, copies of which have been filed as exhibits to the registration statement filed in the United States of which this prospectus forms a part.

General

      We are a company organized under the laws of the Province of Nova Scotia, Canada, with an indefinite duration. We were formed on October 20, 1997, under the Companies Act (Nova Scotia) with registration number 0311657. Our Memorandum of Association provides that there are no restrictions on our objects and powers and that we have the express powers to (a) sell or dispose of our undertaking, or a substantial part thereof; (b) distribute any of our property in specie among our members; and (c) amalgamate with any company or other body of persons.

Capital Stock

      Upon completion of this offering, our authorized share capital will consist of 100,000,000 common shares, without par value, and 50,000,000 special preferred shares, Cdn$1.00 par value per share. Pursuant to our Memorandum and Articles of Association, and subject to the rules of any stock exchange on which our shares are listed, our board of directors is authorized to issue any of our authorized but unissued shares.

Common Shares

      Holders of common shares are entitled to one vote for each share held on all matters submitted to a vote of the shareholders, including the election of directors. Accordingly, holders of the majority of the common shares entitled to vote in any election of directors may elect all of the directors standing for election. Our Memorandum and Articles of Association do not provide for cumulative voting in the election of directors. There are no limitations on the rights of non-resident or foreign owners to hold or vote common shares. Subject to preferences that may be applicable to any of our special preferred shares outstanding at the time, holders of common shares are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available therefor. See “Dividend Policy”. In the event of a liquidation, dissolution or winding up of Sparkling Spring, holders of common shares are entitled to share ratably in all assets remaining after payment of our liabilities and the liquidation preferences, if any, of any outstanding special preferred shares. Holders of common shares have no preemptive rights and no rights to convert their common shares into any other securities and there are no redemption provisions with respect to our common shares. The rights, preferences and privileges of holders of common shares are subject to, and may be adversely affected by, the rights of the holders of any series of special preferred shares which we may designate and issue in the future.

Special Preferred Shares

      Our Memorandum and Articles of Association provide that our Board of Directors, without further action by the shareholders, may issue special preferred shares in one or more series and may fix the relative, participating, optional or other rights, preferences, privileges and restrictions, including the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation preferences and conversion rights, and the rights of shares constituting any wholly unissued series of special preferred shares. Our Board of Directors, without further shareholder approval, can issue special preferred shares with voting and conversion rights that could adversely affect the voting power of the holders of common shares.

No special preferred shares were outstanding as of the date of this prospectus and we currently have no plans to issue special preferred shares. The issuance of special preferred shares in some circumstances may have the effect of delaying or preventing a change of control of us without further action by the shareholders, may discourage bids for the common shares at a premium over the market price of the common shares, and may adversely affect the market price and the voting and other rights of the holders of common shares.

Modifications, Subdivisions and Consolidations

      In accordance with the Companies Act (Nova Scotia), the amendment of some rights of holders of a class of shares, including common shares, requires the approval of not less than two-thirds of the votes cast by the holders of such shares voting separately as a class at a special meeting of such holders. In circumstances where the rights of the class of shares may be amended, the shareholders have the right under the Companies Act (Nova Scotia) to dissent from such amendment and require us to pay them the then fair value of their shares. In addition, the rights of common shareholders may only be changed by altering our Articles, which requires a special resolution of all of our shareholders. A special resolution must be passed by not less than three-fourths of the shares of a company entitled to vote as are present in person or by proxy at any meeting called for that purpose and, unless approved by all of the shareholders of the company, must also be confirmed by a majority of shares entitled to vote as are present in person or by proxy at a subsequent confirmatory meeting not less than fourteen days, nor more than one month, from the date of the first meeting. Changes to the conditions attaching to special preferred shares of Sparkling Spring require the approval of the holders of special preferred shares in accordance with the special preferred share conditions.

Dividend Rights

      The Companies Act (Nova Scotia) does not address the payment of dividends and it is generally understood that the common law of Nova Scotia permits the payment of dividends out of profits and in any case where payment would not impair the capital of the company. The Memorandum and Articles of Association permit the directors to declare such dividend as they deem proper out of the profits, retained earnings or contributed surplus of the company upon shares of the company so long as such dividends are declared in accordance with the respective rights thereto of common shares and special preferred shares as set forth in the Memorandum of Association. The conditions attaching to the special preferred shares provide that the special preferred shares shall rank in priority to common shareholders with respect to priority to, and payment of, dividends.

      However, we have never declared or paid any dividends on our capital stock and we intend to retain earnings, if any, to fund the operation and growth of our business and do not anticipate paying any cash dividends in the foreseeable future. See “Dividend Policy”.

Change of Control

      Under the Companies Act (Nova Scotia), a statutory amalgamation requires the approval of a three-quarters majority of the votes cast by the holders of shares entitled to vote, and if any class or series is entitled to vote thereon as a class, the affirmative vote of two-thirds of the shares within each class or series entitled to vote separately. The amalgamation must also be approved by the Supreme Court of Nova Scotia before it becomes effective.

      The Companies Act (Nova Scotia) provides for class voting in order to approve certain matters including sales of substantially all of our assets, whether or not the shares otherwise carry the right to vote. Such matters shall be deemed to be adopted by the shareholders when, among other things, approved by the holders of each class and series by a majority of not less than two-thirds of the votes cast.

Appraisal Rights

      Under the Companies Act (Nova Scotia), a shareholder of a company participating in certain major corporate transactions may be entitled to dissenters’ rights or to appraisal rights. Major corporate transactions include changing or removing any restriction upon the business or businesses that the company may carry on, amalgamating with another company, other than any wholly-owned subsidiary of the company, continuing under the laws of another jurisdiction, or selling, leasing or exchanging all or substantially all its property other than in the ordinary course of business of the company. Pursuant to these rights, such shareholder may receive cash in the amount of the fair market value of the shares held by such shareholder (as determined by a court or by agreement of Sparkling Spring and the shareholder) in lieu of the consideration such shareholder would otherwise receive in the transaction.

Ownership Restrictions

      There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of our common shares, other than withholding tax requirements.

      There is no limitation imposed by Canadian law or by our Memorandum and Articles of Association on the right of a non-resident to hold or vote common shares, other than as provided by the Investment Canada Act, the North American Free Trade Agreement Implementation Act (Canada) and the World Trade Organization Agreement Implementation Act. The Investment Canada Act requires notification and, in specified cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control” of a “Canadian business”, all as defined in the Investment Canada Act. Generally, the threshold for review will be higher in monetary terms for a member of the World Trade Organization or North American Free Trade Agreement.

Election and Removal of Directors

      Our Board of Directors consists of eight members divided into three classes that will be, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, and the terms are staggered so that the term of only one class of directors expires at each annual general meeting. In addition, we have 90 days advance notice requirements for nomination of directors for election. Prior to the expiration of a director’s term, a director will only be removed by the affirmative vote of the shareholders attending a meeting for that person and who hold at least 75% of the common shares present in person or by proxy at a meeting called for that purpose.

Interested Transactions

      Our Articles of Association provide that a director must declare the nature of any direct or indirect interest in a proposed contract at the first meeting of the Board of Directors at which the proposed contract is considered. A general notice to the Board of Directors to the effect that a director is a member of another company and may be regarded as interested in any contract entered into between us and that company is deemed a sufficient declaration of the interest in the contract. Our Articles of Association do not prevent directors from voting on interested transactions or as to their compensation. In addition, our Articles of Association do not limit a director’s ability to borrow from us.

Meetings of Shareholders

      Our ordinary general meetings are held at least once every calendar year, at such time and place as may be determined by the directors, and not later than 15 months after the preceding ordinary general meeting. All of our other shareholders’ meetings are called special general meetings. Ordinary or special general meetings may be held either within or outside the Province of Nova Scotia. Under the Companies Act (Nova Scotia) special meetings of shareholders may be called as provided in the Articles of Association or on the requisition of the holders of not less than five percent of the shares of the company carrying the right to vote at the meeting sought to be held. Our Articles of Association provide that special meetings of the shareholders may be called upon seven days’ prior written notice by the President, a Vice President or the directors. The accidental omission to give notice to a shareholder or non-receipt of a notice by a shareholder does not invalidate any resolution passed at any general meeting. There are no provisions in our Articles of Association with respect to the conditions of admission to our shareholders’ meetings. We have 90 day advance notice requirements for proposing matters that can be acted on by shareholders at meetings.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      In the opinion of Perkins Coie LLP, U.S. tax counsel to Sparkling Spring, the summary below of U.S. federal income tax considerations describes the material U.S. federal income tax matters expected to be relevant to U.S. Holders (as defined below) who hold our common shares as a capital asset. This discussion is based upon, as of the date hereof, the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated or proposed thereunder, and administrative and judicial interpretation thereof, all of which are subject to change either prospectively or retroactively, or are subject to different interpretations. Sparkling Spring has not obtained, nor does it intend to obtain, a ruling from the Internal Revenue Service as to any United States federal income tax consequences discussed below and there can be no assurances that the Internal Revenue Service will not take contrary positions.

      As used herein, the term “U.S. Holder” means a beneficial owner of common shares that is for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxed as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, if both (a) a United States court is able to exercise primary supervision over the administration of the trust, and (b) one or more United States persons have the authority to control all substantial decisions of the trust.

      The discussion below does not address all of the United States federal income tax consequences that may be relevant to U.S. Holders in light of their particular circumstances, nor does it address the tax consequences to U.S. Holders subject to special treatment under the United States federal income tax laws, such as:

•	certain financial institutions;

•	insurance companies;

•	traders in securities that elect to mark-to-market;

•	securities dealers;

•	partnerships or other entities classified as partnerships for United States federal income tax purposes;

•	tax-exempt organizations;

•	persons that hold the common shares as part of an integrated investment (including a straddle);

•	persons owning, directly, indirectly or constructively, 10% or more of voting stock of Sparkling Spring; and

•	persons whose “functional currency” is not the U.S. dollar.

The discussion also does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction.

      Prospective investors are urged to consult their own tax advisors as to the federal, state and other tax consequences of acquiring, holding and disposing of Sparkling Spring common shares.

General

Distributions

      Subject to the discussion under “— Special Tax Provisions” below, distributions of cash or property made by Sparkling Spring with respect to the common shares will constitute dividends to U.S. Holders, to the extent that the distributions are made out of current or accumulated earnings and profits of Sparkling Spring (as determined for United States federal income tax purposes). Dividends paid by Sparkling Spring are includible in a U.S. Holder’s gross income and are taxable as ordinary income. If a portion of a distribution made by Sparkling Spring with respect to the common shares exceeds its current and accumulated earnings and profits, that portion will be treated as a nontaxable return of capital, which will reduce the U.S. Holder’s adjusted basis in the common shares (but not below zero). To the extent a distribution exceeds the U.S. Holder’s adjusted basis in the common shares, the distribution will constitute capital gain. Dividends received by a corporate U.S. Holder from Sparkling Spring generally will not be eligible for the dividends received deduction.

      For United States foreign tax credit purposes, a distribution treated as a dividend for United States federal income tax purposes will constitute income from sources outside the United States. In the case of U.S. Holders who are not residents of Canada, the Canada-United States Income Tax Convention (1980), as amended (the “Convention”), provides that dividends received in respect of the common shares generally will be subject to a 15% Canadian withholding tax. Subject to limitations set forth in the Code, as modified by the Convention, including certain minimal holding periods, U.S. Holders may elect to claim a foreign tax credit against their U.S. federal income tax liability for Canadian tax withheld from dividends paid in respect of common shares. The limitation on foreign taxes eligible for the foreign tax credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by Sparkling Spring generally will constitute “passive income”, or in the case of certain U.S. Holders, “financial services income”. The rules relating to the United States foreign tax credit are extremely complex and the availability of the foreign tax credit depends on numerous factors. Prospective investors are urged to consult their own tax advisors concerning the application of the United States foreign tax credit rules in light of their particular circumstances.

      If a dividend is paid in a currency other than the U.S. dollar, the amount includible in a U.S. Holder’s gross income will be the U.S. dollar value of the dividend, calculated by reference to the exchange rate in effect on the date the U.S. Holder receives the dividend, regardless of whether the payment actually is converted into U.S. dollars. Gain or loss, if any, that a U.S. Holder realizes as a result of currency exchange fluctuations during the period from the date the U.S. Holder includes the dividend in gross income to the date the U.S. Holder converts the payment into U.S. dollars will be treated as ordinary income or loss for United States federal income tax purposes. This gain or loss generally will be from sources within the United States for United States foreign tax credit purposes. Prospective investors are urged to consult their own tax advisors regarding any potential foreign currency gain or loss, in the event that a dividend is paid by Sparkling Spring in a currency other than the U.S. dollar and is not converted into U.S. dollars on the date of receipt.

Dispositions

      Generally, subject to the discussion of “— Special Tax Provisions” immediately below, upon a sale or other taxable disposition of the common shares, a U.S. Holder will recognize taxable gain or loss in an amount equal to the difference between the amount of cash and the fair market value of other property that the U.S. Holder receives in the sale or other taxable disposition (the “amount realized”) and the U.S. Holder’s adjusted tax basis in the common shares. Subject to the passive foreign investment company rules discussed below, the U.S. Holder’s gain or loss will be capital gain or loss. The gain or loss will be long-term capital gain or loss if the common shares were held by the U.S. Holder for more than one year. Long-term capital gains recognized by certain non-corporate U.S. Holders (including individuals) are eligible for preferential United States federal income taxation rates. Any gain or loss recognized by U.S. Holders on a sale or other taxable disposition of the common shares generally will be treated as derived from U.S. sources for United States foreign tax credit purposes.

      The deduction of capital losses is subject to certain limitations under the Code. A capital loss realized by a non-corporate U.S. Holder is allowable as an offset against capital gain and up to $3,000 of ordinary income. Any capital loss not utilized in any taxable year by a non-corporate U.S. Holder may be carried forward indefinitely and used to offset capital gain and up to $3,000 of ordinary income in any future taxable year of the non-corporate U.S. Holder. A capital loss realized by a corporate U.S. Holder is allowable as an offset only against capital gain. Any capital loss not utilized by a corporate U.S. Holder first must be carried back and applied against capital gain in the three years preceding the year of the sale or other taxable disposition giving rise to the capital loss, and then may be carried forward to the five taxable years subsequent to the year of the sale or other taxable disposition. The amount that a corporate U.S. Holder generally may carry back is limited, however, to an amount that does not increase or produce a net operating loss in the carryback year.

Backup Withholding and Information Reporting

      Backup withholding and information reporting requirements may apply to distributions made by Sparkling Spring to a U.S. Holder with respect to the common shares, or to the proceeds of a sale, redemption or other disposition of the common shares. Under the backup withholding rules, a paying agent may be required to withhold tax from a U.S. Holder’s distributions or proceeds, if the U.S. Holder fails to furnish a correct taxpayer identification number and comply with certain certification procedures, or otherwise fails to comply with the applicable requirements of the backup withholding rules. Some U.S. Holders (including, among others, corporations) are exempt from the backup withholding requirements. Any amounts withheld under the backup withholding rules generally may be claimed by a U.S. Holder as a credit against the U.S. Holder’s United States federal income tax liability and the U.S. Holder may be entitled to receive a refund, provided that the required information is furnished to the Internal Revenue Service.

Special Tax Provisions

      Some provisions of the Code specifically deal with the United States federal income tax treatment of investments by U.S. persons in foreign corporations and may alter the United States federal income tax consequences described above or propose special rules for United States foreign tax credit purposes.

Passive Foreign Investment Company

      U.S. persons owning shares of a “passive foreign investment company” (“PFIC”) are subject to a special United States federal income tax regime with respect to specified distributions received from the PFIC and gain from the sale or disposition of PFIC stock. A foreign corporation generally will be classified as a PFIC for United States federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either:

•	at least 75% of its gross income is “passive income”; or

•	on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

      For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities transactions, other than gains derived from “qualified active sales” of commodities and “qualified hedging transactions” involving commodities, within the meaning of applicable Treasury Regulations. Based on certain estimates of the gross income and gross assets of Sparkling Spring, Sparkling Spring does not believe that it currently is a PFIC, nor does Sparkling Spring anticipate becoming a PFIC in the foreseeable future. However, since PFIC status will be determined by Sparkling Spring on an annual basis and PFIC status depends upon the composition of Sparkling Spring’s income and assets (including, among others, less than 25% owned equity investments), and the nature of its activities, from time to time, there can be no assurance that Sparkling Spring will not be considered a PFIC for any taxable year. In addition, Sparkling Spring will not obtain an opinion of counsel, and no ruling will be sought from the Internal Revenue Service, regarding the characterization of Sparkling Spring as a PFIC for United States federal income tax purposes.

      If Sparkling Spring is treated as a PFIC for any taxable year during which a U.S. Holder held common shares, some adverse consequences could apply to the U.S. Holder (see discussion below). For this reason, if Sparkling Spring is treated as a PFIC for any taxable year, a U.S. Holder may desire to make an election to treat Sparkling Spring as a “qualified electing fund” (a “QEF”) with respect to the electing U.S. Holder. Generally, a QEF election should be made on or before the due date for filing the electing U.S. Holder’s United States federal income tax return for the first taxable year in which the common shares are held by the U.S. Holder and Sparkling Spring is treated as a PFIC.

      If a timely QEF election is made, whether or not distributed by Sparkling Spring, the electing U.S. Holder will be required to annually include in gross income (a) as ordinary income, a pro-rata share of the ordinary earnings of Sparkling Spring, and (b) as long-term capital gain, a pro-rata share of the net capital gain of Sparkling Spring. An electing corporate U.S. Holder will not be eligible for the dividends received deduction with respect to the income or gain included in gross income under this rule. In addition, in the event that Sparkling Spring incurs a net loss for a taxable year, the loss will not be available as a deduction to an electing U.S. Holder, and may not be carried forward or back in computing the ordinary earnings and net capital gain of Sparkling Spring in other taxable years. In some cases in which a QEF does not distribute all of its earnings in a taxable year, electing U.S. Holders may be permitted to elect to defer the payment of some or all of their United States federal income taxes on the QEF’s undistributed earnings, subject to an interest charge on the deferred tax amount.

      If Sparkling Spring is treated as a PFIC for any taxable year during which a U.S. Holder held common shares, Sparkling Spring will provide to a U.S. Holder, upon written request, all information and documentation that the U.S. Holder is required to obtain in connection with making a QEF election for United States federal income tax purposes.

      In general, if a U.S. Holder fails to make a timely QEF election (or mark-to-market election, see discussion below) for any taxable year that Sparkling Spring is treated as a PFIC, the United States federal income tax consequences to the U.S. Holder will be determined under the so-called “interest charge” method. Under the interest charge regime:

•	any gain derived from the disposition of PFIC stock (possibly including a gift, an exchange in a corporate reorganization, or a grant as security for a loan), as well as any “excess distribution” that is received from the PFIC (i.e., a distribution that exceeds 125% of the average distributions from the shorter of the prior three years, or the U.S. Holder’s holding period for the stock), will be treated as ordinary income that was earned ratably over each day in the U.S. Holder’s holding period for the PFIC stock;

•	the portion of the gain or distribution that is allocable to prior taxable years, other than any year before Sparkling Spring became a PFIC, will be subject to United States federal income tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to the U.S. Holder; and

•	an interest charge will be imposed on the resulting United States federal income tax liability as if such liability represented a tax deficiency for the past taxable years, other than any year before Sparkling Spring became a PFIC.

In addition, a step-up in the tax basis of the PFIC stock may not be available upon the death of a non-corporate U.S. Holder.

      In many cases, application of the interest charge regime will have substantially more onerous United States federal income tax consequences than would result if a timely QEF election is made by a U.S. holder. Accordingly, if Sparkling Spring is treated as a PFIC for any taxable year, U.S. holders are urged to carefully consider whether to make a QEF election and the consequences of not making the election.

      As an alternative to the QEF election, a U.S. Holder of “marketable stock” in a PFIC may make a “mark-to-market” election, provided the PFIC stock is regularly traded on a “qualified exchange”. Under applicable Treasury Regulations, a “qualified exchange” includes a national securities exchange that is registered with the SEC or the national market system established under the Securities Exchange Act of 1934. Under applicable Treasury Regulations, PFIC stock traded on a qualified exchange is regularly traded on the exchange for any calendar year during which the stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Sparkling Spring cannot assure U.S. Holders that the common stock will be treated as regularly traded on a qualified exchange.

      If a valid mark-to-market election is made, the electing U.S. Holder generally would (a) include in gross income, entirely as ordinary income, an amount equal to the difference between the fair market value of the PFIC stock as of the close of the taxable year and the U.S. Holder’s adjusted basis in the PFIC stock, and (b) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the PFIC stock over its fair market value at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election.

Foreign Personal Holding Company

      U.S. persons owning, directly or indirectly (on the last day of the corporation’s taxable year), shares of a foreign corporation that is a “foreign personal holding company” (“FPHC”) are required to include in their gross income a pro rata share of the FPHC’s “foreign personal holding company income” that has not been distributed by the corporation to its shareholders during its taxable year. A foreign corporation will constitute a FPHC if more than 50% of its stock (by vote or value) is owned (directly or indirectly) by five or fewer individuals who are U.S. citizens or residents and at least 60% (50% in certain years following the year in which the corporation becomes a FPHC) of its gross income consists of “foreign personal holding company income”. “Foreign personal holding company income” includes interest, dividends, royalties, certain rents, and gain from the sale of stock or securities. Based upon the expected size and distribution of common shares in the offering and among current holders, Sparkling Spring does not expect to meet the FPHC stock ownership test immediately after the offering and, therefore, will not be a FPHC at such time. Sparkling Spring does not expect to meet the income test immediately after the offering and, therefore, will not qualify as a FPHC based upon our income. However, future changes of ownership and income could cause Sparkling Spring to become a FPHC.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

      In the opinion of Stewart McKelvey Stirling Scales, Canadian tax counsel to Sparkling Spring, the following summary is a general description of the principal Canadian federal income tax considerations generally applicable to the holders of common shares acquired pursuant to this offering who at all relevant times hold such common shares as capital property, deal at arm’s length with Sparkling Spring, and are not affiliated with Sparkling Spring, all within the meaning of the Income Tax Act (Canada) (the “Canadian Tax Act”). The common shares will generally be considered to be capital property to you unless held in the course of carrying on a business, in an adventure in the nature of trade, or as “mark-to-market property” for purposes of the Canadian Tax Act. Shareholders who will not hold their Sparkling Spring common shares as capital property should consult their own tax advisors regarding their particular circumstances, as this summary does not apply to these holders. This summary does not take into account the potential application to certain “financial institutions”, as defined in the Canadian Tax Act, of the “mark-to-market” rules.

      This summary is based on the current provisions of the Canadian Tax Act, the regulations thereunder, and counsel’s understanding of the current published administrative practices and policies of the Canada Customs and Revenue Agency, all in effect as of the date of this document. This summary takes into account all specific proposals to amend the Canadian Tax Act or the regulations publicly announced by the Minister of Finance (Canada) prior to the date of this document, although no assurances can be given that the proposed amendments will be enacted in the form proposed, or at all. This summary does not take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

      This summary should not be construed to be legal or tax advice to any particular holder of common shares. Accordingly, prospective investors are urged to consult their own tax advisors for advice with respect to the tax consequences to them of acquiring, holding and disposing of Sparkling Spring common shares.

Holders Resident in Canada

      The following section of this summary applies to a holder of Sparkling Spring common shares who, for purposes of the Canadian Tax Act and any applicable tax treaty or convention, is or is deemed to be resident in Canada at all relevant times (referred to in this summary as a “Canadian holder”). A Canadian holder whose Sparkling Spring common shares might not otherwise qualify as capital property may be entitled to obtain such qualification in certain circumstances by making an irrevocable election permitted by subsection 39(4) of the Canadian Tax Act.

Taxation of Dividends

      In the case of a Canadian holder who is an individual, dividends received or deemed to be received by the holder on Sparkling Spring common shares will be included in computing the holder’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. Dividends received by a corporation on Sparkling Spring common shares must be included in computing the corporation’s income but generally will be deductible in computing its taxable income. A “private corporation” (as defined in the Canadian Tax Act) or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals, generally will be liable under Part IV of the Canadian Tax Act to pay a refundable tax of 33 1/3% of dividends received or deemed to be received on Sparkling Spring common shares to the extent that such dividends are deductible in computing its taxable income.

Disposition of Common Shares

      A disposition or deemed disposition of Sparkling Spring common shares by a Canadian holder will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Canadian holder of such shares immediately before the disposition. Under the provisions of the Canadian Tax Act, one-half of any capital gain realized by a Canadian holder will be required to be included as a taxable capital gain in computing income for the year of disposition. One-half of any capital loss (an “allowable capital loss”) realized by a Canadian holder may be deducted against taxable capital gains realized in the year of disposition. Subject to detailed rules contained in the Canadian Tax Act, any excess of allowable capital losses over taxable capital gains may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains of those other taxation years.

      Capital gains realized by an individual or trust (other than certain specified trusts) may be subject to alternative minimum tax under the Canadian Tax Act. If the Canadian holder of common shares is a corporation, the amount of any capital loss realized on the disposition or deemed disposition of a common share may be reduced by the amount of dividends received or deemed to have been received by it on such common share to the extent and under the circumstances prescribed by the Canadian Tax Act. Similar rules may apply where a corporation is a member of a partnership or beneficiary of a trust that owns common shares or that is itself a member of a partnership or a beneficiary of a trust that owns common shares.

      A Canadian-controlled private corporation (as defined in the Canadian Tax Act), may also be liable to pay a 6 2/3% refundable tax on certain investment income, including taxable capital gains.

Holders Not Resident In Canada

      The following portion of the summary is generally applicable to a Sparkling Spring shareholder:

•	who, at all relevant times, is neither a resident nor deemed to be a resident of Canada for purposes of the Canadian Tax Act and any applicable tax treaty or convention;

•	who does not use or hold (and will not use or hold) and is not deemed to use or hold Sparkling Spring common shares in, or in the course of, carrying on a business in Canada; and

•	to whom the Sparkling Spring common shares do not constitute “taxable Canadian property” for purposes of the Canadian Tax Act (referred to in this summary as a “Non-Resident Shareholder”).

Special rules which are not discussed in this summary apply to a non-resident that carries on an insurance business in Canada or elsewhere.

      Generally, Sparkling Spring common shares will not be taxable Canadian property to a Non-Resident Shareholder at a particular time provided that such shares are listed on a prescribed stock exchange (which includes the New York Stock Exchange and the Nasdaq National Market) at that time, and the holder, persons with whom the holder does not deal at arm’s length, or the holder together with all such persons has not owned 25% or more of the issued shares of any class or series in the capital of Sparkling Spring at any time during the 60-month period that ends at the particular time. For this purpose, it is the position of the Canada Customs and Revenue Agency that holders of an interest in or option to acquire Sparkling Spring common shares will be considered to hold the common shares to which such interest or option relates. Common shares can be deemed to be taxable Canadian property in certain circumstances set out in the Canadian Tax Act.

Taxation of Dividends

      Dividends on Sparkling Spring common shares paid or credited or deemed under the Canadian Tax Act to be paid or credited to a Non-Resident Shareholder generally will be subject to Canadian withholding tax at the rate of 25%, subject to any applicable reduction in the rate of withholding in any applicable tax treaty where the holder is a resident of a country with which Canada has an income tax treaty. If the Non-Resident Shareholder is a United States resident entitled to benefits under the Canada-United States Income Tax Convention, dividends on Sparkling Spring common shares generally will be subject to Canadian withholding tax at the rate of 15%.

Disposition of Common Shares

      A Non-Resident Shareholder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized on the disposition of Sparkling Spring common shares.

SHARES ELIGIBLE FOR FUTURE SALE

U.S. Eligibility for Future Sales

      As described below, no common shares outstanding immediately before this offering will be available for sale in the United States immediately after this offering as a result of various contractual restrictions on resale. Sales of substantial amounts of our common shares in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

      Upon completion of this offering, we will have 14,044,028 outstanding common shares, assuming no exercise of outstanding options or warrants after April 30, 2002. Of these common shares, the 5,400,000 common shares offered for sale through the underwriters, or 6,210,000 common shares if the underwriters exercise their option to purchase additional shares in this offering, will be freely tradable without restriction in the United States under the Securities Act of 1933 unless purchased by our affiliates or covered by a separate lockup agreement with the underwriters.

      Of the remaining 8,644,028 common shares, 35,596 common shares were offered and sold outside the United States to non-U.S. persons who are not affiliates of Sparkling Spring, 7,603,448 common shares are held by affiliates of Sparkling Spring and 1,004,984 common shares held by existing shareholders are restricted securities. Common shares held by affiliates of Sparkling Spring and restricted securities may be sold in the public market in the United States only if registered or if they qualify for an exemption from registration, including the exemptions described below under Rules 144, 144(k) or 701 promulgated under the Securities Act.

      As a result of the lockup agreements, which are described below, and the provisions of Rules 144, 144(k) and 701 described below, these shares will be available for sale in the U.S. public market as follows:

•	no common shares may be sold on or before 180 days from the date of this prospectus without the written consent of Goldman, Sachs & Co., subject to certain exceptions;

•	35,596 common shares were offered and sold outside the United States to non-U.S. persons who are not affiliates of Sparkling Spring and may be eligible to be resold freely in the United States upon expiration or waiver of the lockup agreement with the underwriters; and

•	8,608,432 of the common shares that are held by affiliates of Sparkling Spring or that are restricted securities will have been held long enough to be sold under Rule 144 or Rule 701 beginning upon expiration or waiver of the lockup agreement with the underwriters.

      Lockup Agreements. All of our officers, directors and shareholders have agreed that they will not, without the prior written consent of Goldman, Sachs & Co., which consent may be withheld in its sole discretion, and subject to certain limited exceptions, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any of our common shares, options or warrants to acquire any of our common shares, or securities exchangeable or exercisable for, convertible into or that represent the right to receive any of our common shares currently owned either of record or beneficially by them, for a period beginning on the date of this prospectus and continuing to and including the date which is 180 days after the date of this prospectus. Goldman, Sachs & Co. may, in its sole discretion and any time without notice, release all or any portion of the securities subject to these lockup agreements.

      Rule 144. In general, under Rule 144, a person, or group of persons whose shares are aggregated, that has beneficially owned any of our common shares that are restricted securities, as defined in Rule 144, for at least one year, is entitled to sell in the United States within any three-month period commencing 90 days after the date of this prospectus a number of shares that does not exceed the greater of:

•	1% of our common shares then outstanding, which will be approximately 140,440 shares immediately after this offering, or

•	the average weekly trading volume of our common shares in the public market during the four calendar weeks immediately before the sale.

      Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and availability of current public information about us.

      Rule 144(k). Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner who is not one of our affiliates, is entitled to sell these shares in the United States without complying with the manner of sale provisions, availability of current public information requirement, volume limitations or notice requirements of Rule 144.

      Rule 701. In general under Rule 701, any of our employees, officers, directors, consultants or advisors who purchased or received shares from us before this offering under a compensatory stock or option plan or written agreement will be eligible to resell their shares in the United States in reliance on Rule 144. Non-affiliates will be able to sell their shares in the United States subject only to the manner of sale provisions of Rule 144. Affiliates are subject to all of the provisions of Rule 144 except that they will be able to sell their shares without compliance with the holding period requirement of Rule 144.

Canadian Eligibility for Future Sales

      The 5,400,000 common shares sold in this offering, or 6,210,000 common shares if the underwriters exercise their option to purchase additional common shares in this offering, and qualified for sale in Canada by this prospectus in the Provinces of Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Ontario, Prince Edward Island and Saskatchewan, which are referred to as the “Qualifying Provinces”, will be freely tradable under the securities laws of those provinces unless they are held by a control person within the meaning of Canadian securities laws.

      The remaining 8,644,028 common shares held by our existing shareholders, and common shares issuable upon the exercise of stock options granted prior to this offering, will be subject to resale restrictions in the Qualifying Provinces other than New Brunswick and Prince Edward Island. These resale restrictions will generally end one year from the date of this prospectus, except for common shares held by a control person within the meaning of Canadian securities laws. In some cases, the period will be reduced to four months for our employees, executives and consultants.

      The restrictions on resale imposed by the securities laws of the Qualifying Provinces may not in all cases apply to resales of our common shares by Canadian residents who make those resales in the United States.

      The common shares held by our existing shareholders, including those in Canada, will also be subject to the restrictions contained in lockup agreements to which each of them will be a party. See “Shares Eligible for Future Sale — U.S. Eligibility for Future Sales — Lockup Agreements”.

UNDERWRITING

      Sparkling Spring, the selling shareholders and the underwriters for the offering (the “Underwriters”) named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each Underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., UBS Warburg LLC, J.P. Morgan Securities Inc. and TD Securities Inc. are the representatives of the Underwriters.

Underwriters	Number of Shares

Goldman, Sachs & Co.
UBS Warburg LLC
J.P. Morgan Securities Inc.
TD Securities Inc.

Total

      The Underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

      This offering is being made concurrently in the United States and in the Qualifying Provinces. The common shares will be offered in the United States through the Underwriters either directly or through their respective U.S. broker dealer affiliates or agents. In Canada, the common shares will be offered only by dealers registered under the securities laws of the applicable provinces (which may include the Underwriters or their respective affiliated Canadian registrants) or in circumstances where an exemption from the dealer registration requirement is available.

      If the Underwriters sell more shares than the total number set forth in the table above, the Underwriters have an option to buy up to an additional 810,000 shares from Sparkling Spring and the selling shareholders to cover such sales. They may exercise this option for 30 days. If any shares are purchased pursuant to this option, the Underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

      The following table shows the per share and total underwriting commissions to be paid to the Underwriters by Sparkling Spring and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the Underwriters’ option to purchase a total of 810,000 additional shares.

	Paid by		Paid by
	Sparkling Spring		Selling Shareholders		Total

	No	Full	No	Full	No	Full
	Exercise	Exercise	Exercise	Exercise	Exercise	Exercise

Per Share	$	$	$	$	$	$
Total	$	$	$	$	$	$

      Shares sold by the Underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the Underwriters to securities dealers may be sold at a discount of up to $                     per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the Underwriters to certain other brokers or dealers at a discount of up to $                     per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

      An affiliate of TD Securities Inc. is an agent and lender under the senior credit facility Sparkling Spring intends to repay with part of the net proceeds of this offering. Because TD Securities Inc. is an Underwriter and may receive more than 10% of the entire net proceeds in this offering, the Underwriters may be deemed to have a “conflict of interest” under Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the conduct rules. Rule 2720 requires that the initial public offering price can be no higher than that recommended by a “qualified independent underwriter”, as defined by the NASD. Goldman, Sachs & Co. has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this Prospectus forms a part. Goldman, Sachs & Co. has received $10,000 from Sparkling Spring as compensation for such role.

      Sparkling Spring and its officers, directors and shareholders have agreed with the Underwriters not to dispose of or hedge any of their common shares or securities convertible into or exchangeable for common shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

      Prior to this offering, there has been no public market for the shares. The initial public offering price will be negotiated among Sparkling Spring and the representatives of the Underwriters. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Sparkling Spring’s historical performance, estimates of the business potential and earnings prospects of Sparkling Spring, an assessment of Sparkling Spring’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

      In connection with this offering, the Underwriters may purchase and sell common shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the Underwriters’ option to purchase additional shares from Sparkling Spring and the selling shareholders in this offering. The Underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the Underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The Underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common shares made by the Underwriters in the open market prior to the completion of this offering.

      The Underwriters may also impose a penalty bid. This occurs when a particular Underwriter repays to the other Underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such Underwriter in stabilizing or short covering transactions.

      Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the common shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common shares. As a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on a national securities exchange, in the over-the-counter market or otherwise.

      Each Underwriter represents, warrants and agrees that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any common shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act of 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

      At the request of Sparkling Spring, the Underwriters are reserving up to 270,000 common shares for sale at the initial public offering price to directors, officers, employees and friends through a directed share program. The number of common shares available for sale to the general public in the public offering will be reduced to the extent these persons purchase these reserved shares. Any shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered by this prospectus.

      The Underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

      Sparkling Spring estimates that its share of the total expenses of this offering, excluding underwriting commissions, will be approximately $1.1 million.

      Sparkling Spring and the selling shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933 and the securities laws of the Qualifying Provinces.

LEGAL MATTERS

      Certain legal matters in connection with the common shares offered by this prospectus and certain tax matters will be passed upon for us by Stewart McKelvey Stirling Scales, Halifax, Nova Scotia, Canada, our Canadian counsel, and certain tax matters will be passed on for us by Perkins Coie LLP, Portland, Oregon, our United States counsel. Certain legal matters will be passed upon for the underwriters by Sullivan & Cromwell, Palo Alto, California, United States counsel for the underwriters, and by Osler, Hoskin & Harcourt LLP, New York, New York, Canadian counsel for the underwriters. Partners and associates of each of Stewart McKelvey Stirling Scales and Osler, Hoskin & Harcourt LLP do not own any of the outstanding shares of Sparkling Spring or its subsidiaries, other than 21,000 common shares or options to acquire common shares held by a partner of Stewart McKelvey Stirling Scales.

EXPERTS

      The consolidated financial statements of Sparkling Spring Water Holdings Limited and its subsidiaries as at and for the fiscal years ended December 31, 1999, 2000 and 2001, and the combined consolidated financial statements of Pure Water Corporation, Polaris Water Company Inc. and Stellen Investments Limited as at and for the fiscal years ended December 31, 1999 and 2000, have been included in this prospectus in reliance upon the report of Ernst & Young LLP, Halifax, Nova Scotia, Canada B3J 2Z1, independent chartered accountants, upon their authority as experts in accounting and auditing.

AUDITOR, TRANSFER AGENT AND REGISTRAR

      Our auditor is Ernst & Young LLP, 13th Floor, 1959 Upper Water Street, Halifax, Nova Scotia, Canada, B3J 2Z1. The transfer agent and registrar for our common shares is Mellon Investor Services LLC at its principal offices at Overpeck Centre, 85 Challenger Road, Ridgefield Park, New Jersey 07660, U.S.A.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the common shares offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto, to which reference is hereby made. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, reference is made to such exhibit for a more complete description of the matter involved. The registration statement and the exhibits thereto filed by us with the SEC may be inspected at the public reference facility of the SEC listed below.

      We have also filed a prospectus with the securities regulatory authorities of the Provinces of Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Ontario, Prince Edward Island and Saskatchewan, or the “Qualifying Provinces”.

      As a result of this offering, we will be subject to the information requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and the continuous disclosure requirements of the securities laws of the Qualifying Provinces. As a result, we will be required to file reports, including annual reports on Form 20-F, reports on Form 6-K and other information with the SEC and Canadian continuous disclosure documents with the securities regulatory authorities of the Qualifying Provinces. We will file quarterly and annual financial statements with the securities regulatory authorities of the Qualifying Provinces and we intend to submit to the SEC quarterly reports on Form 6-K which will include unaudited quarterly financial information, for the first three quarters of each fiscal year, in addition to our annual report on Form 20-F that will include audited annual financial information. We also intend to file these reports within the same time periods that apply to the filing by domestic issuers of quarterly reports on Form 10-Q and annual reports on Form 10-K. The SEC’s rules generally require that domestic issuers file a quarterly report on Form 10-Q within 45 days after the end of the first three fiscal quarters and file an annual report on Form 10-K within 90 days after the end of each fiscal year. In addition, our wholly-owned subsidiary, Sparkling Spring Water Group Limited, has been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, since December 23, 1997, at which time it registered its senior subordinated notes with the SEC on Form F-4 under the Securities Act of 1933.

      The registration statement, reports and other information filed or to be filed with the SEC by us and Sparkling Spring Water Group Limited can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are not required to use the EDGAR system, but we currently plan to do so in order to make our reports available over the Internet. We intend to list our common shares on                     . If so listed, our periodic reports and other information may also be inspected at the offices of                     . The documents that we have filed with the securities regulatory authorities of the Qualifying Provinces are available on the World Wide Web at http://www.sedar.com.

      As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Securities Exchange Act.

      Copies of documents referred to in this prospectus may be arranged to be inspected at our offices at 19 Fielding Avenue, Dartmouth, Nova Scotia, Canada B3B 1C9.

MATERIAL CONTRACTS

      The following is a list of our material contracts and where you may find a description of them in this prospectus.

•	Underwriting Agreement between us and the underwriters. See “Underwriting”.

•	Indenture, dated November 19, 1997, among Sparkling Spring Water Group Limited, as Issuer, the Subsidiary Guarantors named therein, and Bankers Trust Company, as Trustee, as supplemented. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Liquidity and Capital Resources”.

•	Management Agreement among Sparkling Spring Water Holding Limited, C.F. Capital Corporation, G. John Krediet and K. Dillon Schickli. See “Related Party Transactions”.

•	Amended and Restated Credit Agreement, dated May 17, 1999, among Sparkling Spring Water Group Limited, Sparkling Spring Water Holdings Limited (as successor-in-interest to Sparkling Spring Water Limited), Nature Springs Water Company Limited, Spring Water, Inc., The Toronto-Dominion Bank, Toronto Dominion (Texas), Inc., and The Toronto-Dominion Bank, London Branch, as amended. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Liquidity and Capital Resources”.

•	1998 Stock Option Plan of Sparkling Spring Water Holdings Limited, as amended. See “Management — Stock Option Plan”.

•	Registration Rights Agreement between Sparkling Spring Water Holdings Limited and certain shareholders. See “Related Party Transactions — Registration Rights Agreement”.

EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC registration fee	$11,426
NASD filing fee	12,000
Blue Sky fees and expenses	30,000	*
Attorneys’ fees and expenses	400,000	*
Accountants’ fees and expenses	250,000	*
Transfer Agent’s and Registrar’s fees and expenses	7,500	*
Printing and engraving fees	250,000	*
Miscellaneous	146,074	*

Total	$1,107,000

*	Estimated.

INDEX TO FINANCIAL STATEMENTS

Sparkling Spring Water Holdings Limited Historical Consolidated Financial Statements
Auditors’ Report	F-2
Audited Consolidated Balance Sheets as at December 31, 2000 and 2001 and Unaudited Consolidated Balance Sheet as at March 31, 2002	F-3
Audited Consolidated Statements of Operations for the Years Ended December 31, 1999, 2000 and 2001 and Unaudited Consolidated Statements of Operations for the Three Months Ended March 31, 2001 and 2002
F-4
Audited Consolidated Statement of Shareholders’ Equity (Deficiency) for the Years Ended December 31, 1999, 2000 and 2001 and Unaudited Consolidated Statement of Shareholders’ Equity (Deficiency) for the Three Months Ended March 31, 2001 and 2002
F-5
Audited Consolidated Statements of Cash Flows for the Years Ended December 31, 1999, 2000 and 2001 and Unaudited Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2001 and 2002
F-6
Notes to Consolidated Financial Statements	F-7
Pure Water Corporation, Polaris Water Company Inc. and Stellen Investments Limited Combined Consolidated Financial Statements
Auditors’ Report	F-29
Audited Combined Consolidated Statements of Operations for the Years Ended December 31, 1999 and 2000 and Unaudited Combined Consolidated Statements of Operations for the Four Months Ended April 30, 2000 and 2001
F-30
Audited Combined Consolidated Statements of Deficit and Contributed Surplus for the Years Ended December 31, 1999 and 2000 and Unaudited Combined Consolidated Statements of Deficit and Contributed Surplus for the Four Months Ended April 30, 2000 and 2001
F-31
Audited Combined Consolidated Statements of Cash Flows for the Years Ended December 31, 1999 and 2000 and Unaudited Combined Consolidated Statements of Cash Flows for the Four Months Ended April 30, 2000 and 2001
F-32
Notes to Combined Consolidated Financial Statements	F-33
Sparkling Spring Water Holdings Limited Unaudited Pro Forma Consolidated Statements
Unaudited Pro Forma Consolidated Financial Statements	F-37
Unaudited Pro Forma Consolidated Balance Sheet as at March 31, 2002	F-38
Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2001	F-39
Unaudited Pro Forma Consolidated Statement of Operations for the Three Months Ended March 31, 2002	F-40
Notes to Unaudited Pro Forma Consolidated Financial Statements	F-41

AUDITORS’ REPORT

To the Shareholders of

Sparkling Spring Water Holdings Limited

      We have audited the consolidated balance sheets of Sparkling Spring Water Holdings Limited as at December 31, 2001 and 2000 and the consolidated statements of operations, shareholders’ equity (deficiency) and cash flows for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 in accordance with United States generally accepted accounting principles.

      As discussed in note 3 to the consolidated financial statements, in 2001 the Company changed its method of accounting for water cooler rental revenue.

Halifax, Canada	/s/ ERNST & YOUNG LLP

March 8, 2002	Chartered Accountants
(except for note 26(b) which
is as of May 15, 2002)

SPARKLING SPRING WATER HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31
			March 31
	2000	2001	2002

			(unaudited)

	(in thousands of U.S. dollars)
ASSETS [notes 12 and 13]
Current assets
Cash and cash equivalents	$9,882	$9,416	$4,032
Accounts receivable (net of allowance for doubtful accounts of March 31, 2002 — $1,406; December 31, 2001 — $1,351; December 31, 2000 — $782 [note 5])	11,736	13,805	14,740
Inventories [note 6]	1,635	2,556	2,568
Prepaid expenses	2,091	2,239	2,240

Total current assets	25,344	28,016	23,580
Fixed assets [notes 7 and 10]	39,852	51,782	51,136
Goodwill and deferred charges [note 8]	49,499	58,958	58,473
Other assets [note 13]	732	—	—

Total assets	$115,427	$138,756	$133,189

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current liabilities
Accounts payable and accrued liabilities	$8,308	$11,584	$14,052
Income tax payable	418	440	413
Customer deposits	5,810	7,424	7,307
Unearned revenue [note 3]	—	4,112	3,789
Current portion of long-term debt [note 9]	3,779	5,967	4,193

Total current liabilities	18,315	29,527	29,754

Obligations under capital leases and other debt [note 10]	3,035	3,444	3,224
Obligations under non-compete agreements [note 11]	247	126	113
Senior bank debt [note 12]	24,530	27,617	26,326
Subordinated notes payable [note 13]	83,600	79,105	74,605
Other liabilities [note 14]	915	633	733

Total long-term liabilities	112,327	110,925	105,001

Shareholders’ equity (deficiency)
Capital Stock [note 15]
Authorized
10,000,000 Class A Voting Common Shares, without nominal or par value
10,000,000 Class B Non-Voting Common Shares, without nominal or par value
10,000,000 Special Preferred Shares, par value Cdn $1, issuable in series
Issued and outstanding:
Class A Common Shares — March 31, 2002 and December 31, 2001 — 8,434,656 (December 31, 2000 — 6,476,744)	16,635	41,198	41,185
Class B Common Shares — March 31, 2002 and December 31, 2001 — 209,372 (December 31, 2000 — 186,672)	679	788	1,336
Less: Subscriptions receivable [note 20]	(108)	(108)	(108)

	17,206	41,878	42,413
Deferred stock-based compensation	—	—	(515)
Cumulative translation adjustment	(4,733)	(6,449)	(6,817)
Deficit	(27,688)	(37,125)	(36,647)

Total shareholders’ equity (deficiency)	(15,215)	(1,696)	(1,566)

Total liabilities and shareholders’ equity (deficiency)	$115,427	$138,756	$133,189

Commitments [notes 10, 11, 12 and 18]

See accompanying notes

SPARKLING SPRING WATER HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

				Three months ended
	Year ended December 31			March 31

	1999	2000	2001	2001	2002

				(unaudited)

	(in thousands of U.S. dollars)
Revenue:
Water	$41,220	$45,295	$64,710	$11,304	$16,007
Rental	14,960	15,594	18,329	3,898	4,825
Other	7,738	8,407	9,491	2,126	2,321

Total revenue	63,918	69,296	92,530	17,328	23,153

Cost of sales:
Water	8,682	9,749	16,316	2,220	3,829
Other	2,903	3,070	3,288	694	774

Total cost of sales	11,585	12,819	19,604	2,914	4,603

Gross profit	52,333	56,477	72,926	14,414	18,550
Expenses:
Selling, delivery and administrative [notes 20 and 21]	35,258	38,878	49,542	10,027	12,713
Integration and related expenses [note 22]	93	464	2,242	115	—
Depreciation	8,623	9,397	12,823	2,393	3,135
Amortization	1,696	1,771	2,420	493	10

Operating profit	6,663	5,967	5,899	1,386	2,692
Interest and related expenses [note 23]	11,838	7,984	12,271	3,007	2,589

Income (loss) before the following	(5,175)	(2,017)	(6,372)	(1,621)	103
Provision (recovery) of income taxes [note 19]	(463)	498	672	180	325

Net loss before extraordinary items and cumulative effect of changes in accounting principles	(4,712)	(2,515)	(7,044)	(1,801)	(222)
Extraordinary items [note 16]	1,004	1,060	825	—	700
Cumulative effect on prior years of changes in accounting principles [note 3]	1,700	—	(3,202)	—	—

Net income (loss)	(2,008)	(1,455)	(9,421)	(1,801)	478
Other comprehensive income (loss):
Foreign currency translation adjustment	1,005	(3,195)	(1,716)	(1,877)	(368)

Comprehensive income (loss)	$(1,003)	$(4,650)	$(11,137)	$(3,678)	$110

Basic and diluted loss per share before extraordinary items and cumulative effect of changes in accounting principles	$(0.84)	$(0.42)	$(0.92)	$(0.27)	$(0.03)
Extraordinary items	0.18	0.18	0.11	—	0.09
Cumulative effect on prior years of changes in accounting principles	0.30	—	(0.42)	—	—

Basic and diluted net income (loss) per share	$(0.36)	$(0.24)	$(1.23)	$(0.27)	$0.06

See accompanying notes

SPARKLING SPRING WATER HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIENCY)

	For the years ended
	December 31, 2001, 2000 and 1999

	Common Stock		Deferred	Cumulative
			Stock-based	Translation
	Shares	Amount	Compensation	Adjustment	Deficit

	(in thousands of U.S. dollars, except share amounts)
Balance January 1, 1999	1,394,188	$5,858	$—	$(2,543)	$(24,222)
Comprehensive income (loss)	—	—	—	1,005	(2,008)
Class A shares issued for cash [note 15]	22,000	680	—	—	—
Class B shares issued for cash	5,864	181	—	—	—
Redemption of Class B shares [note 15]	(1,000)	(28)	—	—	(3)
Decrease in subscriptions receivable	—	122	—	—	—
Foreign currency translation	—	485	—	—	—

Balance December 31, 1999	1,421,052	7,298	—	(1,538)	(26,233)
Comprehensive loss	—	—		(3,195)	(1,455)
Class A shares issued for cash [note 15]	213,858	10,000	—	—	—
Class B shares issued for cash [note 15]	3,000	140	—	—	—
Exercise of options to purchase Class B shares [note 15]	27,944	63	—	—	—
Stock split [note 15]	4,997,562	—	—	—	—
Foreign currency translation	—	(295)	—	—	—

Balance December 31, 2000	6,663,416	17,206	—	(4,733)	(27,688)
Comprehensive loss	—	—	—	(1,716)	(9,421)
Class A shares issued for cash [note 15]	1,957,912	25,000	—	—	—
Class B shares issued for cash [note 15]	26,700	152	—	—	—
Redemption of Class B shares	(4,000)	(31)	—	—	(16)
Foreign currency translation	—	(449)	—	—	—

Balance December 31, 2001	8,644,028	$41,878	$—	$(6,449)	$(37,125)

	For the three months ended March 31, 2002

	(unaudited)
Balance December 31, 2001	8,644,028	$41,878	$—	$(6,449)	$(37,125)
Deferred stock-based compensation	—	549	(549)	—	—
Amortization of deferred stock-based compensation	—	—	34	—	—
Comprehensive income (loss)	—	—	—	(368)	478
Foreign currency translation	—	(14)	—	—	—

Balance March 31, 2002	8,644,028	$42,413	$(515)	$(6,817)	$(36,647)

	For the three months ended March 31, 2001

	(unaudited)
Balance December 31, 2000	6,663,416	$17,206	$—	$(4,733)	$(27,688)
Comprehensive loss	—	—	—	(1,877)	(1,801)
Foreign currency translation	—	(383)	—	—	—

Balance March 31, 2001	6,663,416	$16,823	$—	$(6,610)	$(29,489)

See accompanying notes

SPARKLING SPRING WATER HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Three months
	Year ended December 31			ended March 31

	1999	2000	2001	2001	2002

				(unaudited)

	(in thousands of U.S. dollars)
OPERATING ACTIVITIES
Net income (loss)	$(2,008)	$(1,455)	$(9,421)	$(1,801)	$478
Items not requiring cash
Depreciation	8,623	9,397	12,823	2,393	3,135
Amortization	1,696	1,771	2,420	493	10
Deferred taxes	(599)	(308)	(139)	—	—
Amortization of deferred financing costs	623	540	456	114	115
Cumulative effect of changes in accounting principles [note 3]	(1,700)	—	3,202	—	—
Non-cash compensation expense	—	—	—	—	34
Extraordinary items	(1,004)	(1,060)	(825)	—	(700)
Cross-currency swap [note 13]	(1,072)	(4,387)	—	—	—

	4,559	4,498	8,516	1,199	3,072
Net change in non-cash working capital balances [note 17]	94	(2,594)	1,985	2,163	1,053

Cash provided by operating activities	4,653	1,904	10,501	3,362	4,125

INVESTING ACTIVITIES
Purchase of fixed assets	(9,560)	(11,318)	(10,449)	(3,031)	(2,773)
Sale of fixed assets, net	188	407	652	71	46
Acquisitions [note 4]	(2,434)	(5,247)	(27,357)	—	—

Cash used in investing activities	(11,806)	(16,158)	(37,154)	(2,960)	(2,727)

FINANCING ACTIVITIES
Increase in long-term debt	8,956	14,574	5,928	—	—
Repayment of long-term debt	(1,703)	(2,235)	(1,506)	(1,170)	(3,076)
Issuance of common shares	861	10,203	25,152	—	—
Redemption of common shares	(31)	—	(47)	—	—
Redemption of subordinated notes payable	(9,963)	(3,000)	(3,414)	(1,809)	(3,688)
Increase in deferred charges	(258)	(80)	(72)	(150)	—
Increase in other liabilities	—	183	450	130	100
Unwinding of cross-currency swap [note 13]	—	5,040	—	—	—
Decrease in subscriptions receivable	122	—	—	—	—

Cash provided by (used in) financing activities	(2,016)	24,685	26,491	(2,999)	(6,664)

Effect of foreign currency translation on cash	105	(1,259)	(304)	190	(118)

Increase (decrease) in cash and cash equivalents	(9,064)	9,172	(466)	(2,407)	(5,384)
Cash and cash equivalents, beginning of period	9,774	710	9,882	9,882	9,416

Cash and cash equivalents, end of period	$710	$9,882	$9,416	$7,475	$4,032

SUPPLEMENTAL CASH FLOW DISCLOSURE
Interest paid	$12,392	$12,426	$11,776	$433	$565

Income taxes paid	$181	$527	$975	$551	$338

See accompanying notes

SPARKLING SPRING WATER HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001 and 2000

(Information as at March 31, 2002 and for the three months
ended March 31, 2001 and 2002 is unaudited)

1.  Description of Business

      Sparkling Spring Water Holdings Limited (“Sparkling Spring”) is incorporated under the laws of the Province of Nova Scotia, Canada and provides bottled water to home and office markets in Western Canada, the Maritime Provinces of Canada, England, Scotland and the Pacific Northwestern United States.

2.  Significant Accounting Policies

      These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States (“US GAAP”), the more significant of which are as follows:

Basis of Consolidation

      These consolidated financial statements include the accounts of Sparkling Spring and its wholly-owned subsidiaries, principally Sparkling Spring Water Group Limited (“Group”), Nature Springs Water Company Limited, Spring Water Inc. and the subsidiaries referred to in note 4 (collectively referred to as the “Company”).

Foreign Currency Translation

      The Company uses the U.S. dollar as its reporting currency. Balance sheet accounts of all non-U.S. entities which are considered to be self-sustaining are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Income statement accounts of all non-U.S. entities are translated into U.S. dollars at average exchange rates prevailing during the year. Gains and losses on translation are included in a separate component of shareholders’ equity titled “cumulative translation adjustment”.

      Balance sheet accounts denominated in foreign currencies and translated at year-end exchange rates have been translated to U.S. dollars at the following rates:

	December 31
				March 31
	1999	2000	2001	2002

Canadian Dollars	$0.693	$0.667	$0.628	$0.627
U.K. Pounds Sterling	$1.615	$1.495	$1.454	$1.425

Cash and Cash Equivalents

      Cash and cash equivalents include cash on hand, cash in banks and cash equivalents which are highly-liquid investments with a maturity of three months or less when purchased.

Inventories

      Inventories are valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value.

SPARKLING SPRING WATER HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fixed Assets

      Fixed assets are recorded at cost. Depreciation is calculated on a straight-line basis (note 3) over the estimated useful lives of the assets as follows:

Well, buildings and roadways	40 years
Coolers	10 years
Machinery and equipment	10 years
Computer equipment and software	3 years
Motor vehicles	5-10 years
Returnable bottles	3-4 years

      Leasehold improvements are amortized on a straight-line basis over the term of the related lease.

Acquisitions, Goodwill, Non-Compete Agreements

      On the acquisition of businesses, the excess of the purchase price over the fair value of the underlying net identifiable assets acquired is recognized as goodwill. Goodwill is amortized on a straight-line basis over 40 years. The method used to assess if there has been a permanent impairment in the value of goodwill is based on projected and discounted cash flows. Amounts payable pursuant to non-compete agreements are amortized on a straight-line basis over the life of the agreements.

Deferred Financing Costs

      Deferred financing costs represent professional fees and other related costs incurred in relation to long-term financing agreements. These costs are amortized on a straight-line basis over the term of the related financing and charged to interest expense.

Unearned Revenue (note 3)

      Unearned revenue represents the prepayment of cooler lease and bottled water charges. These amounts are recognized as revenue over the period to which the lease relates or the product is provided.

Advertising

      Advertising expenditures are expensed as incurred.

Financial Instruments

      The difference between the carrying values and the fair market values of the Company’s primary financial instruments are not material due to the short-term maturities and or the credit terms of those instruments, except as disclosed in note 13.

      The Company has at any one time a significant number of commitments to extend credit. Accounts receivable are owed from a large number of customers on normal credit terms and therefore there is minimal customer concentration.

SPARKLING SPRING WATER HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cross-Currency Transactions

      The Company enters into cross-currency swaps to hedge net assets and expected future cash flows of operations denominated in currencies other than the U.S. dollar. To the extent cross-currency swaps hedge net assets in currencies other than the U.S. dollar, unrealized gains or losses arising from changes in forward foreign exchange rates are recorded as an adjustment to the cumulative translation adjustment account with a corresponding entry to other assets or liabilities, as appropriate.

      To the extent cross-currency swaps are entered into to hedge future expected cash flows of subsidiaries operating outside of the U.S., unrealized gains or losses resulting from changes in forward foreign exchange rates are recognized in income as a decrease or increase in interest expense and offset with a corresponding entry to assets or liabilities, as appropriate. The initial premium or discount associated with cross-currency swaps of this nature is recorded as an other asset or liability, as appropriate, and amortized to income as a decrease or increase in interest expense over the life of the swap.

      The Company also enters into short-term forward contracts in foreign currencies to hedge transactions denominated in foreign currencies. The forward contracts are marked to market and unrealized gains or losses arising from changes in forward foreign exchange rates are recorded in income as an increase or decrease in interest expense and accounts receivable or accounts payable as applicable.

Earnings Per Share

      Basic earnings per share is calculated using the weighted-average number of common shares outstanding during the period. Diluted earnings per share is calculated using the treasury method adjusted for the effect of the exercise of all outstanding options and warrants in accordance with SFAS 128. All historical per share amounts have been adjusted to account for the stock split described in note 15. The weighted-average number of shares calculated under this method for basic and diluted earnings per share at December 31, 2001 was 7,689,960; 2000 — 6,048,836; 1999 — 5,624,260 (March 31, 2001 — 6,663,416, March 31, 2002 — 8,644,028). The effect of outstanding stock options and warrants have not been included in the calculation of diluted earnings per share since the inclusion of additional potential shares of capital stock would be anti-dilutive for the periods presented. The number of outstanding stock options not included in the diluted loss per share calculation at December 31, 2001 was 837,464; 2000 — 688,464; 1999 — 729,240 (March 31, 2001 — 762,464; March 31, 2002 — 1,032,464). The number of outstanding warrants not included in the diluted loss per share calculation was 88,000 for all periods presented.

Leases

      Leases are classified as capital or operating leases. Capital leases are recorded as assets when the substantial benefits and risks of ownership have been transferred to the Company. Obligations recorded under capital leases are reduced by lease payments, net of imputed interest. For operating leases, rental payments are expensed as incurred.

Use of Estimates

      The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at

SPARKLING SPRING WATER HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

      The Company records income taxes in accordance with SFAS 109, “Accounting for Income Taxes”. Under SFAS 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

      Sparkling Spring and its subsidiaries file separate federal, state, and foreign income tax returns, and accordingly provide for such income taxes on a separate company basis.

Stock-Based Employee Compensation

      The Company measures stock-based compensation expense in accordance with Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees”, and its related interpretations. Under APB No. 25, no compensation expense is recognized when the exercise price of the stock option is equal to or greater than the fair value of the underlying stock on the date of grant. Deferred stock based compensation is recorded where the exercise price of the stock option is lower than the fair value of the underlying stock. During the three months ended March 31, 2002, the Company recorded deferred stock based compensation of $549,000. Deferred stock-based compensation is being amortized over the vesting period of the stock options.

New Accounting Standards

      In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. The Company adopted the new rules as of January 1, 2002. As a result, the Company no longer amortizes goodwill. The impact on the Company’s net income from goodwill amortization was to increase the net loss in 2001 by $1.4 million and to increase the net loss in 2000 by $1.1 million. While the Company is currently evaluating the provisions of the new rules related to impairment testing, it has confirmed as of March 31, 2002, that such tests will not result in any material effect on its results of operations or financial position.

SPARKLING SPRING WATER HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Pro forma earnings and earnings per share information for the comparative periods are as follows:

				Three Months Ended
	Year Ended December 31,			March 31,

	1999	2000	2001	2001	2002

Net loss before extraordinary items and cumulative effect of changes in accounting principles as reported	$(4,712)	$(2,515)	$(7,044)	$(1,801)	$(222)
Add back: Goodwill amortization	1,236	1,274	1,524	358	—

Adjusted net loss before extraordinary items and cumulative effect of changes in accounting principles	$(3,476)	$(1,241)	$(5,520)	$(1,443)	$(222)

Net income (loss) as reported	$(2,008)	$(1,455)	$(9,421)	$(1,801)	$478
Add back: Goodwill amortization	1,236	1,274	1,524	358	—

Adjusted net income (loss)	$(772)	$(181)	$(7,897)	$(1,443)	$478

Basic and diluted net income (loss) per share as reported	$(0.36)	$(0.24)	$(1.23)	$(0.27)	$0.06
Add back: Goodwill amortization	0.22	0.21	0.20	0.05	—

Adjusted basic and diluted net income (loss) per share	$(0.14)	$(0.03)	$(1.03)	$(0.22)	$0.06

      In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company is required to adopt SFAS No. 143 as of January 1, 2003. The adoption of this Statement is not expected to have a material impact on the Company’s financial position or results of operations.

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which supercedes FASB No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”. This new Statement also supercedes certain aspects of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, with regard to reporting the effects of a disposal of a segment of a business. The new rule requires operating losses from discontinued operations to be reported in future periods, as incurred. In addition, businesses below the operating segment level may qualify for discontinued operations treatment. The Company adopted the provisions of the Statement as of January 1, 2002. Adoption of the Statement will primarily affect the Company if and when qualifying future business dispositions occur.

3.  Change in Accounting Principles

      Commencing in 1999, the Company computed depreciation of fixed assets using the straight-line method. Depreciation of fixed assets in prior years was computed using the declining balance method. The new method of depreciation was adopted to more appropriately amortize the cost of fixed assets over their estimated useful lives. The change in depreciation method was

SPARKLING SPRING WATER HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

applied retroactively. The cumulative retroactive adjustment decreased the Company’s net loss in 1999 by $1.7 million (after reduction for income taxes of $0.9 million).

      Commencing in 2001, amounts billed in advance for water cooler rentals have been deferred and recognized as revenue over the period of the related rental contract. In prior years, the Company recorded revenue from water cooler rentals when delivered and installed, as all selling and service costs were incurred as of the installation date. The new method of accounting was adopted to more conservatively recognize water cooler rental revenues over the contractual period. Rental contracts are for terms ranging from one month to one year, but are substantially one-month renewable contracts. This accounting policy change was applied retroactively. The effect of the change in 2001 was to increase the net loss before extraordinary items by approximately $109,000 ($0.01 per share). The cumulative retroactive adjustment increased the Company’s net loss in 2001 by $3.2 million. The pro forma amounts adjusted for the effect of retroactive application of the new accounting policy for cooler rental revenues are not determinable, as the required information is not readily available.

4.  Acquisitions

      The acquisitions described below have been accounted for under the purchase method of accounting and accordingly the results of operations since the dates of acquisition have been included in the consolidated statements of operations.

          2001

      During 2001 the Company completed the following acquisitions:

		Acquisition	Interest	Acquisition
Company	Location	Date	Acquired	Cost

				(000’s)
Pure Water Corporation	Seattle and Spokane, Washington, USA	May, 2001	100%	$14,039
Polaris Water Company Inc. and Stellen Investments Ltd.	Vancouver, British Columbia, Canada	May, 2001	100%	6,820
Home and office bottled water assets of CC Beverage (US) Corporation	Burlington, Washington, USA	May, 2001	100%	4,859
Assets of the home and office bottled water division of Canada’s Choice Spring Water, Inc.	Calgary, Edmonton, Alberta	November, 2001	100%	1,338

				27,056
Adjustment for acquisitions completed prior to 2001				301

				$27,357

SPARKLING SPRING WATER HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following summarizes the transactions (in thousands):

Assets acquired:
Fixed assets	$16,556
Goodwill	13,957

Total consideration	30,513
Net working capital deficiency assumed	(893)
Debt assumed	(2,263)

Total cash consideration	$27,357

          2000

      During 2000 the Company completed the following acquisitions:

		Acquisition	Interest	Acquisition
Company	Location	Date	Acquired	Cost

				(000’s)
Mr. Softwater Ltd.	Calgary, Alberta	May, 2000	100%	$4,000
Rocky Mountain Springs Water Inc.	Edmonton, Alberta	July, 2000	100%	710
Sparta Water, Inc.	Calgary, Edmonton, Grand Prairie, Alberta	August, 2000	100%	670

				5,380
Adjustment for acquisitions completed prior to 2000				(133)

				$5,247

      The following summarizes the transactions (in thousands):

Assets acquired:
Fixed assets	$3,636
Goodwill	2,405

Total consideration	6,041
Net working capital deficiency assumed	(794)

Total cash consideration	$5,247

          1999

      During 1999 the Company purchased the assets of the Misty Mountain division of Baxter Foods Limited located in the Maritime provinces of Canada.

      The Company also acquired warrants for 51,100 shares of Group for cash consideration of $650,000. The warrants are exercisable for cash consideration of $0.01 each and have no expiry date.

SPARKLING SPRING WATER HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following summarizes the transaction (in thousands):

      Acquisition of the Misty Mountain division of Baxter Foods Limited:

Assets acquired:
Fixed assets	$1,114
Goodwill	332

Total consideration	1,446
Net working capital deficiency assumed	(94)

Total cash consideration	1,352
Purchase of warrants of Group	650
Adjustment for acquisitions completed prior to 1999	432

$2,434

      The following unaudited pro forma information presents a summary of consolidated results of operations as if the acquisitions of Pure Water Corporation, Polaris Water Company Inc., Stellen Investments Ltd., the home and office bottled water assets of CC Beverage (US) Corporation and Canada’s Choice, Mr. Softwater Ltd., Rocky Mountain Springs Water, Inc. and the assets of Sparta Water, Inc. had occurred at January 1, 2000. Balances of non U.S. entities are translated into U.S. dollars at the average exchange rates prevailing in each of the respective years.

	For the year ended
	December 31,

	2000	2001

	(thousands of dollars
	except per
	share amounts)
Total revenue	$96,950	$101,901
Net loss before extraordinary items and cumulative effect of a change in accounting principle	(5,732)	(6,743)
Net loss	(4,672)	(9,120)
Basic loss per share	(0.58)	(1.06)

SPARKLING SPRING WATER HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.  Allowance for Doubtful Accounts

(thousands
of dollars)
Balance January 1, 1999	$1,915
Additions	1,231
Write-offs	(2,176)

Balance December 31, 1999	970
Additions	1,341
Write-offs	(1,529)

Balance December 31, 2000	782
Additions	1,370
Write-offs	(801)

Balance December 31, 2001	1,351
Additions	289
Write-offs	(234)

Balance March 31, 2002	$1,406

      Accounts receivable over 120 days, net of the allowance for doubtful accounts, was $579,000 at December 31, 2001; 2000 — $634,000; 1999 — $708,000 (March 31, 2002 — $591,000) representing 4.4%; 2000 — 5.9%; 1999 — 6.5% (March 31, 2002 — 4.4%) of total trade accounts receivable.

6.  Inventories

	December 31
			March 31
	2000	2001	2002

	(thousands of dollars)
Packaging materials	$408	$836	$870
Coolers not yet in service	228	381	363
Goods for resale	563	863	827
Cooler parts	271	299	356
Other	165	177	152

	$1,635	$2,556	$2,568

SPARKLING SPRING WATER HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.  Fixed Assets

	December 31

	2000		2001		March 31, 2002

		Accumulated		Accumulated		Accumulated
	Cost	Depreciation	Cost	Depreciation	Cost	Depreciation

	(thousands of dollars)
Land and well	$628	$17	$1,781	$55	$1,791	$85
Buildings and roadways	5,684	425	5,623	560	5,559	546
Coolers	31,607	17,248	41,232	23,587	41,091	24,340
Machinery and equipment	11,918	5,489	19,822	9,067	20,289	9,898
Computer equipment and software	3,635	2,729	4,396	3,496	4,392	3,612
Motor vehicles	10,428	4,250	15,042	6,970	16,469	7,444
Motor vehicles under capital lease	2,286	992	1,530	334	1,224	210
Leasehold improvements	2,386	1,225	4,406	2,546	4,483	2,631
Returnable bottles	9,914	6,259	14,053	9,488	14,638	10,034

	78,486	38,634	107,885	56,103	109,936	58,800
Accumulated depreciation	38,634		56,103		58,800

Net book value	$39,852		$51,782		$51,136

8.  Goodwill and Deferred Charges

	December 31

	2000		2001		March 31, 2002

		Accumulated		Accumulated		Accumulated
	Cost	Amortization	Cost	Amortization	Cost	Amortization

	(thousands of dollars)
Goodwill	$50,678	$4,936	$62,912	$6,274	$62,580	$6,230
Non-compete agreements	2,392	1,483	2,370	2,370	2,370	2,370
Deferred financing costs	4,094	1,321	3,952	1,709	3,795	1,743
Other	129	54	162	85	162	91

	57,293	7,794	69,396	10,438	68,907	10,434
Accumulated amortization	7,794		10,438		10,434

Net book value	$49,499		$58,958		$58,473

SPARKLING SPRING WATER HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.  Current Portion of Long-Term Debt

	December 31
			March 31
	2000	2001	2002

	(thousands of dollars)
Current portion of obligations under capital leases [note 10]	$557	$939	$785
Current portion of other debt [note 10]	412	477	476
Current portion of obligations under non-compete agreements [note 11]	123	100	66
Current portion of Acquisition and Term Loan Facilities [note 12]	2,687	4,451	2,866

	$3,779	$5,967	$4,193

10.  Obligations Under Capital Leases and Other Debt

      The obligations under capital leases are recorded net of the related imputed interest calculated at an average rate of 10%. Total minimum annual lease commitments are as follows (thousands of dollars):

2002	$1,091
2003	909
2004	551
2005	518
2006	214
thereafter	51

3,334
Less imputed interest	570

2,764
Less portion due within one year	939

$1,825

      Other debt consists of the following (tabular amounts in thousands of dollars):

	December 31
			March 31
	2000	2001	2002

Mortgage payable bearing interest at UK base rate plus 1.5%, repayable in monthly instalments of principal and interest of £15,992, maturing in 2010	$2,006	$1,799	$1,718
Unsecured term loan bearing interest at 9%, repayable in annual installments of principal and interest of $321,000, maturing 2002	567	297	297

	2,573	2,096	2,015
Less portion due within one year	412	477	476

	$2,161	$1,619	$1,539

SPARKLING SPRING WATER HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following repayment schedule represents the required annual principal repayments of other debt for the next five years (thousands of dollars):

2002	$477
2003	190
2004	201
2005	212
2006	223

11.  Obligations Under Non-Compete Agreements

      Obligations under non-compete agreements are unsecured and are payable as follows (thousands of dollars):

2002	$100
2003	50
2004	50
2005	26

226
Less portion due within one year	100

$126

12.  Senior Bank Debt

      The Company’s subsidiary, Sparkling Spring Water Group Limited, has available a $37 million multi-currency facility that provides for a $15 million operating line (the “Operating Line Facility”) which is renewable annually by April 30th, an $8.5 million acquisition line maturing April 30, 2006 (the “Acquisition Facility”) and a $12 million term loan maturing October 31, 2005 (the “Term Loan Facility”) which was available for the Company to repurchase, at its discretion, certain of Group’s outstanding 11.5% Senior Subordinated Notes due 2007 (the “Notes”). Subsequent to year-end, the Company’s Operating Line Facility was renewed to April 30, 2003. The Acquisition Facility was reduced by $1.5 million on April 30, 2002 and varying amounts annually thereafter to April 30, 2006. The Term Loan Facility will be reduced by $3.0 million on October 31, 2002 and varying amounts annually thereafter to October 31, 2005. Group has pledged as collateral a first priority security interest granted in favor of the lenders over substantially all of the assets of Group and its subsidiaries. Group’s obligations under the facility rank senior to the payment of the Notes. The average effective rate on the Company’s Senior Bank Debt for 2001 was approximately 7.5%; 2000 — 8.5% (March 31, 2002 — 5.75%). At December 31, 2001, the Company had approximately $2.5 million; 2000 — $2.6 million (March 31, 2002 — $2.4 million) in letters of credit outstanding under the Operating Line Facility which are pledged as collateral for outstanding bank operating lines in Scotland and the U.S.

SPARKLING SPRING WATER HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Amounts outstanding are as follows (thousands of dollars):

		December 31
				March 31
Facility	Interest Rate	2000	2001	2002

Operating Line	Canadian Prime + 1 1/4%	$—	$228	$811
Operating Line	US Prime + 1 1/4%	2,000	614	1,402
Operating Line (U.S. Line)	US Prime - 1 1/2%	498	746	305
Operating Line (Scotland Line)	UK Base rate + 1%	1,117	1,075	1,308
Operating Line	US LIBOR + 2 3/4%	—	6,000	5,050
Operating Line	Sterling LIBOR + 2 3/4%	5,533	1,454	—
Acquisition	US LIBOR + 2 3/4%	—	4,250	2,750
Acquisition	Sterling LIBOR + 2 3/4%	5,982	5,817	5,700
Term Loan	US LIBOR + 3 1/2%	1,000	4,600	5,600
Term Loan	Canadian Prime + 2%	11,087	7,284	6,266

		27,217	32,068	29,192
Less: Current portion of Acquisition and Term Loan Facilities		2,687	4,451	2,866

		$24,530	$27,617	$26,326

13.  Subordinated Notes Payable

	December 31
			March 31
	2000	2001	2002

	(thousands of dollars)
Senior subordinated notes payable, maturing November 2007, bearing interest at 11.5%, interest payable semi-annually, principal due at maturity	$83,600	$79,105	$74,605

      In 2001, the Company purchased, in the public market, $4.495 million face value; 2000 — $4.5 million; 1999 — $11.9 million (March 31, 2002 — $4.5 million) of the Notes. A gain of $0.8 million; 2000 — $1.1 million; 1999 — $1.0 million; (March 31, 2002 — $0.7 million) related to the purchase of the Notes has been recorded, net of applicable income taxes and costs incurred with the issuance of the Notes (note 16). Of the Notes purchased, $6.5 million face value of the Notes remain outstanding and have been netted against the outstanding balance of Notes payable. The Notes are being held for investment purposes and may either be retired or sold in the public market.

      The approximate fair market value of the Notes was $61.7 million at December 31, 2001; 2000 — $55.2 million (March 31, 2002 — $61.2 million) based on quoted market prices.

      Each of Group’s subsidiary guarantors has fully and unconditionally guaranteed, on a senior subordinated basis, jointly and severally, to each holder of the Notes and the trustee under the indenture pursuant to which the Notes were issued, the full and prompt performance of Group’s obligations under the indenture and the Notes, including the payment of principal and interest on the Notes. The guarantees are subordinated to guarantor senior indebtedness (as defined in the indenture). As of December 31, 2001, the subsidiary guarantors had approximately $36.6 million; 2000 — $30.7 million (March 31, 2002 — $33.4 million) of guarantor senior indebtedness outstanding including $32.1 million; 2000 — $27.2 million (March 31, 2002 — $29.2 million) of outstanding Senior Bank Debt.

SPARKLING SPRING WATER HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Separate audited financial statements of the guarantor subsidiaries have not been provided as Group has no subsidiaries which are non-guarantor subsidiaries and does not believe that this information would be meaningful to investors. All of Group’s subsidiaries are wholly owned. There are no restrictions as to the payment of dividends or loans by Group’s subsidiaries to Group or Sparkling Spring or as to the granting of any upstream guarantees not constituting a fraudulent conveyance or fraudulent transfer under applicable law.

      In 1997, the Company entered into a cross-currency interest rate swap in pounds sterling which was scheduled to mature on November 15, 2003. In September 2000, the Company closed out this swap realizing cash proceeds of $4.1 million. Concurrent with the termination of the pounds sterling swap, the Company entered into a new $30 million U.S. three-year cross-currency interest rate swap in Canadian dollars (the “Canadian Swap”). In December 2000, the Company received cash proceeds of $0.9 million pursuant to entering into a mirror swap to the Canadian Swap (the “Mirror Swap”). The Canadian Swap and the Mirror Swap were transacted with a Canadian bank with a counter party credit rating of “AA Low” (Dominion Bond Rating Service). At December 31, 2000 the aggregate fair value of the Canadian Swap and the Mirror Swap was $0.7 million dollars, which was included in other assets and other liabilities, respectively. In 2001, the Company closed out the Canadian Swap and the Mirror Swap for proceeds of nil.

      Interest expense in 2001 was reduced by $ nil; 2000 — $4.4 million decrease; 1999 — $1.1 million decrease (March 31, 2001 — $ nil; March 31, 2002 — $ nil) as a result of the swap activity completed during the year.

14.  Other Liabilities

	December 31
			March 31
	2000	2001	2002

	(thousands of dollars)
Cross-currency swap [note 13]	$732	$—	$—
Deferred profit sharing plan	183	633	733

	$915	$633	$733

      The Company maintains a deferred profit sharing plan for two key employees. Amounts payable under the profit sharing plan are determined based on the increase in operating cash flows achieved at the divisions managed by these key employees. Amounts owed under the plan fully vest in 2002 and 2003 for the individuals, respectively, and are payable in cash upon the termination of employment with the Company or at the election of the employee at any time after the Company’s initial public offering.

15.  Capital Stock

      During 1999, the Company issued 22,000 Class A common shares and 22,000 warrants to acquire Class A shares of the Company for proceeds of $680,000. The warrants were exercisable for cash consideration of $30.93 each and had an expiration date of May 2004. Following the stock split described below, there are 88,000 warrants outstanding to acquire Class A common shares at an exercise price of $7.73 each. Also in 1999, the Company redeemed 1,000 Class B common shares with a book value of $28,000 for cash consideration of $31,000. The excess of $3,000 over book value has been charged to the deficit.

SPARKLING SPRING WATER HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      During 2000, the Company issued 213,858 Class A common shares and 3,000 Class B common shares for proceeds of $10 million and $140,000 respectively. The Company also issued 27,944 Class B common shares pursuant to the exercise of 27,944 options to acquire Class B common shares for a total exercise price of $63,000.

      During 2000, a four-to-one stock split was completed. Upon completion of the stock split, four Class A and Class B common shares, and four warrants and options to acquire Class A and Class B common shares, respectively, were received in exchange for each common share, warrant and option previously outstanding. All historical per share, share, warrant and option amounts have been amended to reflect this stock split.

      During 2001, the Company issued 1,957,912 Class A common shares and 26,700 Class B shares for proceeds of $25 million and $152,000 respectively. Also in 2001, the Company redeemed 4,000 Class B common shares with a book value of $31,000 for cash consideration of $47,000. The excess of $16,000 over book value has been charged to the deficit.

      The Company maintains a stock option plan for officers, directors, employees and consultants and has reserved 1,837,464 Class B shares pursuant to the plan. The option price per share is determined by the Board of Directors at the time the option is granted. The exercise price is determined based on a multiple of the Company’s operating cash flows and approximates the estimated value of the shares on the date of issuance.

      The Company accounts for stock options in accordance with APB Opinion No. 25 and accordingly, no compensation costs have been recognized. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company’s net loss and net loss per share on a pro forma basis would have been as follows:

	December 31			March 31

	1999	2000	2001	2001	2002

	(thousands of dollars)
Net income (loss), as reported	$(2,008)	$(1,455)	$(9,421)	$(1,801)	$478
Net income (loss), pro forma	(2,093)	(1,522)	(9,589)	(1,815)	427
Net income (loss) per share, as reported	(0.36)	(0.24)	(1.23)	(0.27)	0.06
Net income (loss) per share, pro forma	(0.37)	(0.25)	(1.25)	(0.27)	0.05

      The per share weighted-average fair value of stock options granted in 2001 was $1.63; 2000 — $5.80, 1999 — $2.94 (March 31, 2002 — $ 2.09) at the date of grant, using the minimum value approach as permitted by SFAS 123 for non-public companies, and an assumed risk free interest rate of 5%. The following summarizes the status of the Company’s option plan.

SPARKLING SPRING WATER HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Number of	Range of	Average
	Options	Exercise Price	Exercise Price

Outstanding at January 1, 1999	168,310	$1.14 - $30.93	$9.93
Cancelled	(1,000)	$30.93	$30.93
Granted	15,000	$30.93	$30.93

Outstanding at December 31, 1999.	182,310	$1.14 - 30.93	$11.55
Exercised	(27,944)	$1.14 - 4.33	$2.21
Cancelled	(2,000)	$30.93	$30.93
Granted	19,750	$40.00 - 46.76	$41.63
Stock split	516,348	N/A	N/A

Outstanding at December 31, 2000.	688,464	$0.29 - 11.69	$4.07
Exercised	(24,000)	$20.00	$20.00
Cancelled	(8,000)	$7.73	$7.73
Granted	181,000	$11.69	$11.69

Outstanding at December 31, 2001	837,464	$0.29 - 11.69	$5.66
Granted	195,000	$15.00	$15.00

Outstanding at March 31, 2002.	1,032,464	$0.29 - 15.00	$7.42

      Information with respect to options outstanding and exercisable at December 31, 2001 is as follows:

     Options Outstanding

		Average
		Remaining
	Number	Contractual
Exercise Price	Outstanding	Life

$0.29	146,084	4.8 years
$0.86	20,000	4.8 years
$1.08	178,380	4.8 years
$5.00	93,000	4.8 years
$7.73	140,000	2.2 years
$10.00	60,000	3.3 years
$11.69	200,000	7.3 years

	837,464

SPARKLING SPRING WATER HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Options Exercisable

		Average
		Remaining
	Number	Contractual
Exercise Price	Outstanding	Life

$0.29	146,084	4.8 years
$0.86	20,000	4.8 years
$1.08	178,380	4.8 years
$5.00	93,000	4.8 years
$7.73	114,400	2.2 years
$10.00	20,000	3.3 years
$11.69	19,000	4.3 years

	590,864

      At December 31, 2000 and 1999 the number of options exercisable was 522,731 and 156,510 respectively, and the weighted-average exercise prices were $2.83 and $2.10, respectively.

16.  Extraordinary Items

      In 2001, the Company paid $3.4 million; 2000 — $3.0 million; 1999 — $9.9 million (March 31, 2002 — $3.7 million) to purchase $4.495 million; 2000 — $4.5 million; 1999 — $11.9 million (March 31, 2002 — $4.5 million) face value of its outstanding Notes. A gain of $0.8 million; 2000 — $1.1 million; 1999 — $1.0 million (March 31, 2002 — $0.7 million) related to the purchase of the Notes has been recorded, net of income taxes of $0.1 million; 2000 — $0.3 million; 1999 — $0.5 million (March 31, 2002 — $ nil) and costs of $0.2 million; 2000 — $0.1 million; 1999 — $0.5 million (March 31, 2002 — $0.1 million) representing a write-off of a proportionate amount of deferred charges incurred in connection with the issuance of the Notes in November of 1997.

SPARKLING SPRING WATER HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.  Net Change in Non-Cash Working Capital Balances

	December 31			March 31

	1999	2000	2001	2001	2002

	(thousands of dollars)
(Increase) decrease in
Accounts receivable	$(535)	$(218)	$(2,069)	$268	$(935)
Inventories	(97)	(153)	(921)	(340)	(12)
Prepaid expenses	(133)	(638)	(148)	339	(1)

	(765)	(1,009)	(3,138)	267	(948)

Increase (decrease) in
Accounts payable and accrued liabilities	566	(1,300)	3,276	2,799	2,468
Income taxes payable	(27)	315	22	(355)	(27)
Customer deposits	433	344	1,614	(221)	(117)
Unearned revenue	—	—	4,112	(255)	(323)

	972	(641)	9,024	1,968	2,001

Net change in non-cash working capital balances	207	(1,650)	5,886	2,235	1,053
Less net working capital acquired on acquisitions [note 4]	(94)	(794)	(893)	—	—
Less change in accounting principle	—	—	(3,202)	—	—
Effect of currency translation	(19)	(150)	194	(72)	—

	$94	$(2,594)	$1,985	$2,163	$1,053

      Net working capital acquired on acquisitions has been excluded from cash flows from operations as it has been included in acquisitions in investing activities.

18.  Operating Lease Commitments

      The Company is committed under operating leases for premises and vehicles extending for various periods to 2012. Future minimum lease payments are as follows:

(thousands
of dollars)
2002	$2,286
2003	2,053
2004	1,975
2005	1,793
2006	1,660
Thereafter in aggregate	4,481

$14,248

      Lease costs of $1.9 million in 2001; 2000 — $1.6 million; 1999 — $1.5 million (March 31, 2001 — $0.4 million; March 31, 2002 — $0.5 million) have been expensed during the year.

SPARKLING SPRING WATER HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.  Income Taxes

      A reconciliation of the reported provision for income taxes to the equivalent provision based on the combined federal and provincial statutory income tax rates is as follows (thousands of dollars):

	December 31			March 31

	1999	2000	2001	2001	2002

Provision for income taxes at statutory rates	$(2,328)	$(907)	$(2,804)	$(713)	$45
Non-deductible expenses	385	379	588	140	166
Non-taxable portion of net gain on swaps	(482)	(743)	—	—	—
Difference in foreign tax rates	(214)	(69)	135	5	(192)
Valuation allowance and other	2,176	1,838	2,753	748	306

	$(463)	$498	$672	$180	$325

      The provision for income taxes includes (thousands of dollars):

	December 31			March 31

	1999	2000	2001	2001	2002

Current income taxes — Canada	$154	$805	$811	$180	$325
— Foreign	12	—	—	—	—

	166	805	811	180	325

Deferred income taxes — Canada	(617)	(307)	(139)	—	—
— Foreign	(12)	—	—	—	—

	(629)	(307)	(139)	—	—

	$(463)	$498	$672	$180	$325

      The deferred tax asset is comprised of the following (thousands of dollars):

	December 31
			March 31
	2000	2001	2002

Excess (deficiency of) accounting expenses compared to tax	$(387)	$424	$474
Non-capital loss carry forwards	7,007	11,108	11,659
Excess of tax over book depreciation	(1,804)	(124)	(22)
Other differences	(334)	—	—

	4,482	11,408	12,111
Valuation allowance	(4,482)	(11,408)	(12,111)

	$—	$—	$—

      As at December 31, 2001, the Company has non-capital losses of $25.2 million available for carry forward that expire over various years to 2020. The Company also has $1.4 million of non-capital losses with no expiry date.

20.  Related Party Transactions

      The Company has entered into a management agreement (the “Agreement”) with CF Capital Corporation (“CFCC”), a company owned by an officer and shareholder of the Company. Under the terms of the Agreement, CFCC manages the operations of the Company

SPARKLING SPRING WATER HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and negotiates contracts, financial agreements and other arrangements. The Agreement provides that CFCC shall receive a base fee, which is adjusted yearly based on annual Company revenues. An annual bonus, calculated as a percentage of the base fee, is due to CFCC in the event the Company achieves certain targeted levels of per share earnings before depreciation, amortization and income taxes. During the year, the Company expensed fees of approximately $1.0 million; 2000 — $1.3 million (March 31, 2001 — $0.2 million; March 31, 2002 — $0.3 million) paid to CFCC which have been included in selling, delivery and administrative expenses. The Agreement also provides that the Company will pay up to $100,000 annually of the reasonable out-of-pocket disbursements and office expenses incurred by CFCC in performing services under the Agreement.

      CFCC also receives fees for investment banking advisory services rendered to the Company in connection with successful acquisitions. In 2001, the Company paid CFCC $323,600; 2000 — $93,900; 1999 — $27,200 (March 31, 2001 — $ nil; March 31, 2002 — $ nil) for investment banking advisory services which have been included in integration and related expenses.

      As at December 31, 2001 accounts payable includes $0.3 million; 2000 — $0.4 million (March 31, 2002 — $0.3 million) due to CFCC.

      In connection with the purchase of common stock of Group, a promissory note of $108,000 was issued by an officer of the Company. This promissory note bore interest at a rate of 7% and was scheduled to mature on January 31, 1998, with principal and interest due on that date. The promissory note was cancelled by the Company and replaced with a promissory note from the officer in the principal amount of $116,300, which bore interest at a rate of 6% and was due to mature on January 31, 1999. On January 31, 1999, the officer paid interest due of $6,978. On January 31, 2000, 2001 and 2002, the officer paid interest on his note, and on each such date the promissory note of the preceding year was either extended or cancelled by the Company and replaced with a new promissory note in the same amount and due one year after that date.

21.  Selling, Delivery and Administrative Expenses

      Selling, delivery and administration expenses include advertising and promotional expenses of $1.7 million in 2001; 2000 — $1.4 million; 1999 — $1.1 million (March 31, 2001 — $0.3 million; March 31, 2002 — $0.4 million).

22.  Integration and Related Expenses

      The Company completed four acquisitions in 2001, three acquisitions in 2000 and one acquisition in 1999 (note 4) and consolidated its administrative operations in England and Scotland in the first quarter of 2002. In integrating acquisitions into the Company’s existing business and consolidating operations, non-recurring costs were incurred to reduce and relocate

SPARKLING SPRING WATER HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

staff, convert computer systems, close facilities and blend customers into the Company’s existing routes. The components of the acquisition, integration and related charges are as follows:

	December 31			March 31

	1999	2000	2001	2001	2002

	(thousands of dollars)
Severance, relocation and related costs	$—	$20	$490	$11	$—
Conversion of computer systems	11	59	175	—	—
Route blending	30	30	8	—	—
Facility closure and other integration costs	52	355	1,569	104	—

	$93	$464	$2,242	$115	$—

23.  Interest and Related Expenses

	December 31			March 31

	1999	2000	2001	2001	2002

	(thousands of dollars)
Interest on long-term debt	$12,287	$11,831	$11,815	$2,893	$2,474
Amortization of deferred financing costs	623	540	456	114	115
Gain on swaps	(1,072)	(4,387)	—	—	—

	$11,838	$7,984	$12,271	$3,007	$2,589

24.  Summary of Business Segments

      The primary focus of the Company is the sale of bottled water and the rental of related water coolers, and as a result it has only one reportable segment.

SPARKLING SPRING WATER HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Geographic information is summarized as follows:

	December 31			March 31

	1999	2000	2001	2001	2002

	(thousands of dollars)
Revenue
Canada	$25,199	$29,653	$41,181	$7,797	$9,675
United Kingdom	25,002	24,713	24,818	5,795	5,924
United States	13,717	14,930	26,531	3,736	7,554

	$63,918	$69,296	$92,530	$17,328	$23,153

Net income before depreciation, interest, income taxes, extraordinary items and cumulative effect of changes in accounting principles
Canada	$6,720	$8,433	$11,097	$2,139	$2,671
United Kingdom	9,163	8,211	7,821	1,705	2,153
United States	3,452	3,398	5,559	1,098	2,205
Unallocated corporate overhead	(2,353)	(2,907)	(3,335)	(670)	(1,192)

	$16,982	$17,135	$21,142	$4,272	$5,837

Total assets
Canada	$44,902	$46,150	$53,484	$43,806	$52,196
United Kingdom	32,676	34,222	33,338	32,970	32,597
United States	25,022	35,055	51,934	33,616	48,396

	$102,600	$115,427	$138,756	$110,392	$133,189

Average Exchange Rates:
Canadian Dollar	$0.6730	$0.6732	$0.6457	$0.6547	$0.6271
U.K. Pounds Sterling	$1.6172	$1.5156	$1.4396	$1.4582	$1.4260

25.  Comparative Figures

      Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current year.

26.  Subsequent Events

(a) In January, 2002, the Company paid $3.7 million plus accrued interest to purchase $4.5 million face value of Group’s outstanding Notes. The Notes are being held for investment purposes and may either be retired or sold in the public market.

(b) On May 15, 2002, the Company filed a registration statement to sell common shares to the public through an initial public offering. The Company intends to use the net proceeds of the offering to acquire its outstanding Notes and to repay outstanding indebtedness under the senior credit facility.

AUDITORS’ REPORT

To the Directors of Sparkling Spring Water Holdings Limited

      We have audited the combined consolidated statements of operations, deficit, contributed surplus and cash flows of Pure Water Corporation, Polaris Water Company Inc. and Stellen Investments Limited for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the Companies’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these combined consolidated financial statements present fairly, in all material respects, the Companies’ results of operations and their cash flows for the years ended December 31, 2000 and 1999 in accordance with United States and Canadian generally accepted accounting principles.

Halifax, Canada	/s/ ERNST & YOUNG LLP

April 30, 2002	Chartered Accountants

PURE WATER CORPORATION

POLARIS WATER COMPANY INC.
STELLEN INVESTMENTS LIMITED

COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31		Four months ended April 30

	1999	2000	2000	2001

			(unaudited)

	(in U.S. dollars)
Revenue
Water	$20,605,850	$18,209,597	$5,084,287	$6,892,718
Rental	3,302,503	3,491,018	1,164,145	1,262,276

Total revenue	23,908,353	21,700,615	6,248,432	8,154,994
Cost of sales	12,748,287	11,443,255	3,725,823	5,765,014

Gross profit	11,160,066	10,257,360	2,522,609	2,389,980

Expenses
Selling, delivery and administrative	8,901,716	9,821,210	2,218,441	4,733,646
Depreciation and amortization	2,065,884	2,446,489	804,478	783,183

	10,967,600	12,267,699	3,022,919	5,516,829

Income (loss) before the undernoted items	192,466	(2,010,339)	(500,310)	(3,126,849)
Interest expense — short-term	165,766	77,013	21,647	23,331

Income (loss) before income tax	26,700	(2,087,352)	(521,957)	(3,150,180)

Income tax
Future tax expense	36,300	—	—	—
Reduction of tax on utilization of losses carried forward	(36,300)	—	—	—

	—	—	—	—

Net income (loss)	$26,700	$(2,087,352)	$(521,957)	$(3,150,180)

See accompanying notes

PURE WATER CORPORATION

POLARIS WATER COMPANY INC.
STELLEN INVESTMENTS LIMITED

COMBINED CONSOLIDATED STATEMENTS OF DEFICIT AND CONTRIBUTED SURPLUS

	Year ended December 31		Four months ended April 30

	1999	2000	2000	2001

			(unaudited)

	(in U.S. dollars)
Deficit
Balance at beginning of period	$(1,877,146)	$(1,895,446)	$(1,895,446)	$(3,982,798)
Net income (loss)	26,700	(2,087,352)	(521,957)	(3,150,180)
Distributions	(45,000)	—	—	—

Balance end of period	$(1,895,446)	$(3,982,798)	$(2,417,403)	$(7,132,978)

	Year ended December 31		Four months ended April 30

	1999	2000	2000	2001

			(unaudited)

	(in U.S. dollars)
Contributed Surplus
Balance at beginning of period	$158,623	$5,175,151	$5,175,151	$5,378,760
Contributions of capital	5,016,528	203,609	—	—

Balance end of period	$5,175,151	$5,378,760	$5,175,151	$5,378,760

See accompanying notes

PURE WATER CORPORATION

POLARIS WATER COMPANY INC.
STELLEN INVESTMENTS LIMITED

COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31		Four months ended April 30

	1999	2000	2000	2001

			(unaudited)

	(in U.S. dollars)
OPERATING ACTIVITIES
Net income (loss)	$26,700	$(2,087,352)	$(521,957)	$(3,150,180)
Items not requiring cash
Depreciation and amortization	2,065,884	2,446,489	804,478	783,183
(Gain) loss on asset disposals	172,179	(12,564)	173,229	(3,925)

	2,264,763	346,573	455,750	(2,370,922)

Net changes in non-cash working capital balances:
Accounts receivable and other receivables	(739,544)	353,632	(74,465)	(455,276)
Inventory	16,549	(195,553)	122,546	(113,364)
Prepaid expenses	(13,320)	18,761	(220,435)	70,642
Other assets	(42,743)	—	—	—
Accounts payable and accrued liabilities	437,231	(248,949)	(588,862)	2,939,628
Income taxes payable	4,694	—	—	—
Customer deposits	156,040	93,033	8,520	61,261
Net working capital acquired on acquisition [Note 5]	44,545	—	—	—

	(136,548)	20,924	(752,696)	2,502,891

Cash provided by (used in) operating activities	2,128,215	367,497	(296,946)	131,969

INVESTING ACTIVITIES
Proceeds on disposal of capital assets	582,332	292,845	—	3,925
Purchase of capital assets	(3,433,749)	(4,222,522)	(2,372,651)	(589,192)
Trademarks	(80,959)	(51,756)	(24,562)	(31,151)
Acquisitions [Note 5]	(942,271)	(164,518)	(164,518)	—

Cash used in investing activities	(3,874,647)	(4,145,951)	(2,561,731)	(616,418)

FINANCING ACTIVITIES
Repayment of long-term debt (net)	(4,175,345)	(42,032)	(14,298)	(13,565)
Increase (decrease) in bank indebtedness	195,106	(38,518)	116,640	(12,871)
Distributions to parent company	(45,000)	—	—	—
Due to parent company	755,143	3,655,395	2,756,335	510,885
Equity contributions by parent company	5,016,528	203,609	—	—

Cash provided by financing activities	1,746,432	3,778,454	2,858,677	484,449

Increase (decrease) in cash	—	—	—	—
Cash, beginning of period	—	—	—	—

Cash, end of period	$—	$—	$—	$—

SUPPLEMENTAL INFORMATION
Interest paid	$160,894	$76,912	$21,647	$23,331

Income taxes paid	$—	$—	$—	$—

See accompanying notes

PURE WATER CORPORATION

POLARIS WATER COMPANY INC.
STELLEN INVESTMENTS LIMITED

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000 and 1999
(Information as at April 30, 2001 and for the four months ended April 30, 2000 and 2001 is unaudited)
(in U.S. dollars)

1.  Description of Business

      The Companies are engaged in the bottling and the retail and wholesale distribution of bottled water in Washington, Oregon, Idaho, British Columbia and various export markets. The Companies also sell and rent water dispensers. Pure Water Corporation is incorporated under the laws of the State of Washington, U.S.A. Polaris Water Company Inc. and Stellen Investments Limited are incorporated under the laws of the Yukon Territory, Canada.

2.  Basis of Presentation

      These combined consolidated financial statements include the statements of Pure Water Corporation, Polaris Water Company Inc. and its consolidated subsidiaries Pallas Water Company Inc., Canadian Polaris Water Company Inc., Ever Clear Water Company Ltd. and Coolwater — Water Ind. Ltd., and Stellen Investments Ltd. and its consolidated subsidiaries Whistler Water Inc. and World Choice Bottling Corp.

      These combined consolidated financial statements have been prepared in connection with a registration of securities by Sparkling Spring Water Holdings Limited, which acquired the Companies effective May 1, 2001, and are presented on a combined consolidated basis as the entities noted above were under common control for the periods presented in these statements. As these combined consolidated financial statements have not been prepared for general purposes, some users may require further information.

3.  Significant Accounting Policies

      These financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States and Canada, the more significant of which are as follows:

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates by amounts that could be material.

Comprehensive Income

      Under generally accepted accounting principles in the United States, disclosure of comprehensive income and its components is required. As the only applicable item to be included in the Companies’ comprehensive income is net income or loss, no additional disclosure of comprehensive income is included in the accompanying combined consolidated statements of operations.

PURE WATER CORPORATION
POLARIS WATER COMPANY INC.
STELLEN INVESTMENTS LIMITED

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Foreign Currency Translation

      Income statement accounts of all Canadian entities are translated to U.S. dollars at the average exchange rate for the period as follows:

Period Ending	Exchange Rate

December 31, 1999	$0.6925
December 31, 2000	0.6732
April 30, 2000	0.6870
April 30, 2001	0.6518

     Inventory

      Inventory is stated at the lower of cost, determined on a first-in, first-out basis, and net realizable value.

     Capital Assets

      Capital assets are stated at cost. Depreciation is provided for on a straight-line basis over the estimated useful life of the assets. Depreciation is computed from the month of acquisition of an asset as follows:

Manufacturing and laboratory equipment	8.33% per annum
Returnable bottles	20% per annum
Vehicles	15% per annum
Leasehold improvements	20% per annum
Water tanker, tanks, water coolers and bottle racks	10% per annum
Computer equipment	33 1/3% per annum
Office equipment, furniture and fixtures	33 1/3% per annum

     Goodwill

      Goodwill is stated at cost. Amortization is provided on a straight-line basis over 20 years. Goodwill is written down to net recoverable value if declines in value, considered to be other than temporary, occur based upon expected undiscounted cash flows.

     Trademarks

      Trademarks are stated at cost. Amortization is provided on a straight-line basis at a rate of 6.66% per annum commencing in the month of acquisition.

     Revenue Recognition

      Revenue is generally recognized upon delivery to customers. Co-packing sales are recognized upon completion of the production process. Water cooler rental revenue is recognized as invoiced on a monthly basis.

PURE WATER CORPORATION
POLARIS WATER COMPANY INC.
STELLEN INVESTMENTS LIMITED

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Unearned Coupon Revenue

      Revenue from pre-sold booklets of coupons for bottled water which have no expiry date is recognized at the time they are redeemed.

     Advertising

      Advertising expenditures are expensed as incurred.

     Leases

      Leases are classified as capital or operating leases. Capital leases are recorded as assets when the substantial benefit and risks of ownership have been transferred to the Companies. Obligations recorded under capital leases are reduced by lease payments, net of imputed interest. For operating leases, rental payments are expensed as incurred.

     Income Taxes

      The Companies record income taxes using the liability method of tax allocation. Under this method future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

      The Companies file separate federal, state, and foreign income tax returns, and accordingly provide for such income taxes on a separate company basis.

4.  Related Party Transactions

      The Companies paid $488,481 in 2000 (1999 — $359,459) for consulting services and other expenses to the management companies of two former shareholders. (April 30, 2001 — $140,348 and April 30, 2000 — $150,881).

5.  Acquisitions

          1999

      Polaris Water Company Inc. purchased 100% of the outstanding shares of Coolwater — Water Ind. Ltd. effective June 1, 1999, 100% of the common shares of Ever Clear Water Company Ltd. effective May 3, 1999, and the assets of Clear Water Solutions effective December 17, 1999. All of these companies are manufacturers of bottled water operating in British Columbia. The acquisitions have been accounted for using the purchase method and the

PURE WATER CORPORATION
POLARIS WATER COMPANY INC.
STELLEN INVESTMENTS LIMITED

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

results of operations have been consolidated since the respective date of the acquisitions. The fair values of the net assets acquired is summarized as follows:

	Coolwater	Everclear	Clear Water	Total

Working capital	$22,954	$21,591	$—	$44,545
Property plant and equipment	129,994	66,929	4,943	201,866
Long-term debt	(17,376)	—	—	(17,376)

Net assets	135,572	88,520	4,943	229,035
Total cash consideration	460,327	447,796	34,148	942,271

Goodwill	$324,755	$359,276	$29,205	$713,236

          2000

      Polaris Water Company Inc. purchased the assets of Island Mist Beverages Inc. in British Columbia effective January 7, 2000 for $164,518 which consisted at fair value of a customer list ($140,525) and equipment ($23,993).

6.  Commitments

      Future minimum lease payments under operating leases are as follows:

2001	$439,000
2002	310,000
2003	261,000
2004	255,000
2005	85,000
Thereafter	—

$1,350,000

SPARKLING SPRING WATER HOLDINGS LIMITED

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

      The following unaudited pro forma consolidated financial statements present our unaudited pro forma consolidated statements of operations for the year ended December 31, 2001 and the three months ended March 31, 2002, and our unaudited pro forma consolidated balance sheet as at March 31, 2002. These unaudited pro forma consolidated financial statements give effect to the pro forma transactions (as described in the Notes to Unaudited Pro Forma Consolidated Financial Statements) as if they had occurred at the beginning of the respective periods with respect to the unaudited pro forma consolidated statements of operations and as at March 31, 2002 with respect to the unaudited pro forma consolidated balance sheet.

      The pro forma adjustments that give effect to the various events described above are based on currently available information and upon certain assumptions that we believe are reasonable. The adjustments reflect our preliminary assumptions and estimates based on available information. The unaudited pro forma consolidated financial statements may not be indicative of the results of operations or financial condition that would have occurred or that may be obtained in the future if the transactions described above had occurred as presented in the financial statements.

      The unaudited pro forma consolidated financial statements should be read in conjunction with the notes thereto, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements including the notes thereto included elsewhere in this prospectus.

SPARKLING SPRING WATER HOLDINGS LIMITED

Unaudited Pro Forma Consolidated Balance Sheet

March 31, 2002

	SSWHL	Pro Forma
	(as reported)(1)	Adjustments(3)		Pro Forma

	(in thousands of U.S. dollars)
ASSETS
Current assets:
Cash and cash equivalents	$4,032	$(3,880	)(a)	$152
Accounts receivable, net	14,740	—		14,740
Inventories	2,568	—		2,568
Prepaid expenses	2,240	—		2,240

Total current assets	23,580	(3,880)		19,700
Fixed assets	51,136	—		51,136
Goodwill and deferred charges	58,473	(1,775	)(c)	56,698

Total assets	$133,189	$(5,655)		$127,534

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current liabilities:
Accounts payable and accrued liabilities	$14,052	$(3,285	)(a)	$10,767
Income taxes payable	413	—		413
Customer deposits	7,307	—		7,307
Unearned revenue	3,789	—		3,789
Current portion of long-term debt	4,193	—		4,193

Total current liabilities	29,754	(3,285)		26,469

Obligations under capital leases and other debt	3,224	—		3,224
Obligations under non-compete agreements	113	—		113
Senior bank debt	26,326	(13,500	)(a)	12,826
Subordinated notes payable	74,605	(74,605	)(a)	—
Other liabilities	733	—		733

Total long-term liabilities	105,001	(88,105)		16,896

Shareholders’ equity (deficiency):
Capital stock	42,413	91,800	(a)	134,213
Deferred stock-based compensation	(515)	—		(515)
Cumulative translation adjustment	(6,817)	—		(6,817)
Deficit	(36,647)	(4,290	)(a)	(42,712)
		(1,775	)(c)

Total shareholders’ equity (deficiency)	(1,566)	85,735		84,169

Total liabilities and shareholders’ equity (deficiency)	$133,189	$(5,655)		$127,534

See accompanying notes

SPARKLING SPRING WATER HOLDINGS LIMITED

Unaudited Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2001

	SSWHL	Acquired	Pro Forma
	(as reported)(1)	Companies(2)	Adjustments(3)		Pro Forma

	(in thousands of U.S. dollars)
Revenue	$92,530	$8,155	$—		$100,685
Cost of sales	19,604	5,765	—		25,369

Gross profit	72,926	2,390	—		75,316
Selling, delivery and administrative	49,542	4,734	—		54,276
Integration and related expenses	2,242	—	—		2,242
Depreciation and amortization	15,243	783	87	(d)	16,113

Operating profit	5,899	(3,127)	(87)		2,685
Interest and related expenses	12,271	23	(9,522	)(b)	2,452
			(320	)(e)

Income (loss) before the following	(6,372)	(3,150)	9,755		233
Provision of income taxes	672	—	—		672

Net income (loss) before extraordinary items and cumulative effect of changes in accounting principles	$(7,044)	$(3,150)	$9,755		$(439)

Basic and diluted (loss) income per share before extraordinary items and cumulative effect of changes in accounting principles	$(0.92)				$(0.03)

Weighted average number of shares	7,689,960		5,400,000	(a)	13,089,960

See accompanying notes

SPARKLING SPRING WATER HOLDINGS LIMITED

Unaudited Pro Forma Consolidated Statement of Operations

For the Three Months Ended March 31, 2002

	SSWHL	Pro Forma
	(as reported)(1)	Adjustments(2)		Pro Forma

	(in thousands of U.S. dollars)
Revenue	$23,153	$—		$23,153
Cost of sales	4,603	—		4,603

Gross profit	18,550	—		18,550
Selling, delivery and administrative	12,713	—		12,713
Depreciation and amortization	3,145	—		3,145

Operating profit	2,692	—		2,692
Interest and related expenses	2,589	(2,331	)(b)	171
		(87	)(e)

Income before the following	103	2,418		2,521
Provision of income taxes	325	—		325

Net (loss) income before extraordinary items and cumulative effect of changes in accounting principles	$(222)	$2,418		$2,196

Basic and diluted (loss) income per share before extraordinary items and cumulative effect of changes in accounting principles	$(0.03)			$0.16

Weighted average number of shares	8,644,028	5,400,000	(a)	14,044,028

See accompanying notes

SPARKLING SPRING WATER HOLDINGS LIMITED

Notes to Unaudited Pro Forma

Consolidated Financial Statements

1.  Basis of Presentation

      The unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statements of operations of Sparkling Spring Water Holdings Limited (“SSWHL” or the “Company”) have been prepared by management in accordance with United States generally accepted accounting principles. In the opinion of management, these unaudited pro forma consolidated financial statements contain all of the adjustments required for fair presentation.

      These unaudited pro forma consolidated financial statements have been prepared as follows:

a) The unaudited pro forma consolidated balance sheet as at March 31, 2002 has been derived from the unaudited consolidated balance sheet of SSWHL as at March 31, 2002 included elsewhere in this prospectus.

b) The unaudited pro forma consolidated statement of operations for the year ended December 31, 2001 has been derived from the audited consolidated statement of operations of SSWHL for the year ended December 31, 2001 included elsewhere in this prospectus and the unaudited combined consolidated statement of operations of Pure Water Corporation (“Pure Water”), Polaris Water Company Inc. (“Polaris”) and Stellen Investments Ltd. (“Stellen”) for the four months ended April 30, 2001 included elsewhere in this prospectus. Pure Water, Polaris and Stellen’s results of operations are included in SSWHL’s consolidated results commencing May 1, 2001, the effective date SSWHL acquired these companies.

c) The unaudited pro forma consolidated statement of operations for the three months ended March 31, 2002 has been derived from the unaudited consolidated statement of operations of SSWHL for the three months ended March 31, 2002 included elsewhere in this prospectus.

      The unaudited pro forma consolidated balance sheet gives effect to the transactions as if they had occurred on March 31, 2002. The unaudited pro forma consolidated statements of operations give effect to the adjustments as if they had occurred at January 1, 2001.

      These pro forma consolidated financial statements are not necessarily indicative of the financial position or the results of operations that would have occurred if the transactions reflected therein had been in effect at the dates indicated or of the operating results that may be obtained in the future.

      These unaudited pro forma consolidated financial statements should be read in conjunction with the historical consolidated financial statements and related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of SSWHL included elsewhere in this prospectus.

2.  Acquired Companies

      Effective May 1, 2001 SSWHL acquired the businesses of Pure Water, Polaris and Stellen, a related group, and included their results of operations in the Company’s historical consolidated financial statements from this date.

      As these acquisitions are considered to be significant, the unaudited pro forma consolidated statement of operations for the year ended December 31, 2001 has been adjusted to give effect to the acquisitions of Pure Water, Polaris and Stellen as if the acquisitions had occurred at January 1, 2001. No adjustment has been made for other non-significant acquisitions completed during 2001.

SPARKLING SPRING WATER HOLDINGS LIMITED

Notes to Unaudited Pro Forma

Consolidated Financial Statements — (Continued)

3.  Pro Forma Adjustments

      These unaudited pro forma consolidated financial statements give effect to the following proposed transactions:

a) The issuance of 5,400,000 common shares for proceeds of $91.8 million, net of $8.1 million of commissions and share issuance costs, and the full settlement of the Company’s 11.5% senior subordinated notes due 2007 (the “Notes”) outstanding at the date of the issuance of the common shares ($74,605,000), together with related accrued interest ($3,285,000) and redemption premium ($4,290,000), and the repayment of senior bank debt ($13,500,000) from these net proceeds and existing cash balances ($3,880,000).

The terms of the indenture for the Notes provide for the redemption, at the Company’s option, of the Notes at specified prices over the term of the Notes. The maximum price for redemption is 105.75% of the principal amount. The estimated redemption premium expense would have been recorded as an extraordinary item and is therefore excluded from the unaudited pro forma statements of operations.

b) The reduction in interest expense of $8,580,000 for the year ended December 31, 2001 ($2,145,000 — three months ended March 31, 2002) related to the $74,605,000 redemption of the Notes and the reduction in interest expense of $942,000 for the year ended December 31, 2001 ($186,000 — three months ended March 31, 2002) related to the repayment of $13,500,000 of senior bank debt as of January 1, 2001.

c) The write-off of the balance ($1,775,000) of unamortized deferred finance costs associated with the Notes. The related expense of $2,182,000 for the year ended December 31, 2001 would be recorded as an extraordinary item and is therefore excluded from the unaudited pro forma statements of operations.

d) The additional amortization of goodwill related to the purchase of Pure Water, Polaris and Stellen as if the acquisition occurred on January 1, 2001.

e) Adjustment to reverse the deferred finance costs amortization recorded during the periods since it is assumed that the Notes these costs are associated with have been redeemed on January 1, 2001 as per (c) above.

      The above adjustments do not result in any net adjustment to the provision of income taxes as the Company would record an equivalent income tax recovery related to the recognition of the benefit of loss carryforwards for income taxes purposes not previously recognized.

Description of Graphics for the Inside Back Cover

[photo of driver delivering bottle of water to a home]

[photo of driver setting bottle of water on water cooler]

[photo of driver delivering bottle of water through commercial door]

[photo of delivery truck and driver]

[photo of lab technician doing test]

[photo of lab technician doing test]

[Aerial photo of Vancouver, British Columbia bottling plant]

[Aerial photo of Seattle, Washington bottling plant]

[photo of employees gathered around delivery truck]

          No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

          Through and including                     , 2002 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

5,400,000 Shares

Common Shares

PROSPECTUS

Goldman, Sachs & Co.

UBS Warburg

JPMorgan

TD Securities Inc.

Representatives of the Underwriters

PART II

Information Not Required in Prospectus

Item 6.  Indemnification of Directors and Officers

      The Articles of Association of Sparkling Spring (the “Company”) provide that every director or officer, former director or officer, or person who acts or acted at the Company’s request, as a director or officer of the Company, in the absence of any dishonesty on the part of such person, shall be indemnified by the Company against, and it shall be the duty of the directors out of the funds of the Company to pay, all costs, losses and expenses, including an amount paid to settle an action or claim or satisfy a judgment, that such director, officer or person may incur or become liable to pay in respect of any claim made against such person or civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having been a director or officer of the Company, whether the Company is a claimant or party to such action or proceeding or otherwise; and the amount for which such indemnity is proved shall immediately attach as a lien on the property of the Company and have priority as against the shareholders over all other claims.

      The Articles of Association further provides that no director or officer, former director or officer, or person who acts or acted at the Company’s request, as a director or officer of the Company, in the absence of any dishonesty on such person’s party, shall be liable for the acts, receipts, neglects or defaults of any other director, officer or such person, or for joining in any receipt or other act for conformity, or for the loss, damage or expense happening to the Company through the insufficiency or deficiency of title to any property acquired for or on behalf of the Company, or through the insufficiency or deficiency of any security in or upon which any of the funds of the Company are invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts or any person with whom any funds, securities or effects are deposited, or for any loss occasioned by error of judgment or oversight on the part of such person, or for any other loss, damage or misfortune whatsoever which happens in the execution of the duties of such person or in relation thereto.

Item 7.  Recent Sales of Unregistered Securities

      During the last three years, Sparkling Spring Water Holdings Limited has made the following sales of unregistered securities. The securities in each of these transactions were issued pursuant to exemption from registration pursuant to Section 4(2) of the Securities Act of 1933, Rule 701 under the Securities Act, or Regulation S under the Securities Act, or the securities were offered and sold outside of the United States in transactions not subject to the Securities Act. No underwriting discount or commission was involved in any of such sales, and the proceeds to us of such sales were used for working capital and acquisitions. Unless otherwise stated, the consideration stated is in United States dollars.

Date of Sale	Party to Whom Shares Issued	# of Securities		Consideration

Class A Common Shares
5/26/99	Clairvest Group Inc.	26,920	*		$208,158.90
5/26/99	Gaspar Limited	44,852	*		$346,818.09
5/26/99	C. Sean Day	572	*		$4,422.99
5/26/99	Stephen L. Larson	7,520	*		$581,484.00
5/26/99	Kevin Newman	1,796	*		$13,887.57
5/26/99	Mark and Lucy Stitzer	5,980	*		$46,240.35
5/26/99	Stewart E. Allen	360	*		$2,783.70
7/31/00	Egeria B.V.	855,432			$10,000,000
6/7/01	Egeria B.V.	1,283,148			$15,000,000
7/25/01	Janivo Holding B.V.	674,764			$10,000,002

Class B Common Shares
5/26/99	Jim Ewens	4,000	*		$30,930
5/26/99	C. Sean Day	4,000	*		$30,930
5/26/99	K. Dillon Schickli	6,000	*		$46,395
5/26/99	Stewart E. Allen	6,000	*		$46,395
9/8/99	David Ring	1,400	*		$10,826
9/8/99	Rhys Williams	2,056	*		$15,898.02
7/31/00	Alexander Beelaerts	4,000	*		$46,760
7/31/00	K. Dillon Schickli	4,000	*		$46,760
7/31/00	Lawrence J. Stordy	4,000	*		$46,760
9/2/00	Peter Kooman	37,416	*		$10,116	(1)
12/8/00	Stewart E. Allen	74,360		Cdn$	33,833	(2)
4/27/01	Jas Sahota	2,700			$31,563
10/30/01	Stephen L. Larson	24,000			$120,000	(3)

*	Reflects the August 31, 2000, subdivision of each then-outstanding Class A common share into 4 Class A common shares, and the subdivision of each then-outstanding Class B common share into 4 Class B common shares.

(1)	Shares issued upon exercise of options at an exercise price of $1.0815 per share.

(2)	Shares issued upon exercise of options at an exercise price of Cdn$0.455 per share.

(3)	Shares issued upon exercise of options at an exercise price of $5.00 per share.

Item 8.  Exhibits

1.1	Form of Underwriting Agreement
3.1	Memorandum and Articles of Association of Sparkling Spring Water Holdings Limited**
3.2	Amended and Restated Articles of Association of Sparking Spring Water Holding Limited
4.1	Specimen of Common Share Certificate*
5.1	Form of Opinion of Stewart McKelvey Stirling Scales as to the legality of the shares being registered
8.1	Form of Opinion of Perkins Coie LLP as to certain United States tax matters
8.2	Opinion of Stewart McKelvey Stirling Scales as to certain Canadian tax matters (included in exhibit 5.1)
10.1	1998 Stock Option Plan of Sparkling Spring Water Holdings Limited, as amended

10.2	Management Agreement, dated effective as of January 1, 2002, among Sparkling Spring Water Holding Limited, C.F. Capital Corporation, G. John Krediet and K. Dillon Schickli
10.3	Amended and Restated Credit Agreement, dated as of May 17, 1999, between Sparkling Spring Water Group Limited, Sparkling Spring Water Holdings Limited (as successor-in- interest to Sparkling Spring Water Limited), Nature Springs Water Company Limited, Spring Water, Inc., The Toronto-Dominion Bank, Toronto Dominion (Texas), Inc., and The Toronto-Dominion Bank, London Branch(1)
10.4	First Amending Agreement to Amended and Restated Credit Agreement, dated as of May 30, 2000, between Sparkling Spring Water Group Limited, Sparkling Spring Water Holdings Limited (as successor-in-interest to Sparkling Spring Water Limited), Nature Springs Water Company Limited, Spring Water, Inc., The Toronto-Dominion Bank, Toronto Dominion (Texas), Inc., and The Toronto-Dominion Bank, London Branch(2)
10.5	Second Amending Agreement to Amended and Restated Credit Agreement, dated as of April 30, 2001, between Sparkling Spring Water Group Limited, Nature Springs Water Company Limited, Spring Water, Inc., The Toronto-Dominion Bank, Toronto Dominion (Texas), Inc., and The Toronto-Dominion Bank, London Branch(3)
10.6	Form of Class A Common Share Purchase Warrant**
10.7	Share Purchase Agreement, dated April 11, 2001, among Aquasource Inc. and Sparkling Spring Water Holdings Limited**
10.8	Lease, dated March 19, 1999, between Riverpointe Strategies Partnership, as Landlord, Canadian Springs Water Company, as Tenant, and Sparkling Spring Water Limited, as Indemnifier
10.9	Counterpart Lease, dated March 29, 1996, between Moatstar Limited, Sparkling Spring Water UK Limited and Sparkling Spring Water Limited**
10.10	Lease Agreement, dated July 8, 1999, by and between New York Life Insurance Company and Pure Water Corporation, as amended by First Amendment to Lease, dated May 15, 2001**
10.11	Indenture, dated November 19, 1997, among Sparkling Spring Water Group Limited, as Issuer, the Subsidiary Guarantors named therein, and Bankers Trust Company, as Trustee, as supplemented(4)
10.12	Form of Registration Rights Agreement, between Sparkling Spring Water Holdings Limited and certain shareholders
10.13	Software License and Maintenance Agreement, dated May 2000, between Garman Routing Systems and Sparkling Spring Water Group Limited
21.1	List of significant subsidiaries of Sparkling Spring Water Holdings Limited**
23.1	Consent of Ernst & Young LLP
23.2	Consent of Perkins Coie LLP (included in exhibit 8.1)
23.3	Consent of Stewart McKelvey Stirling Scales (included in exhibit 5.1)

*	To be filed by amendment

**	Previously filed

(1)	Previously filed as an exhibit to our Report on Form 6-K of our wholly-owned subsidiary, Sparkling Spring Water Group Limited, filed with the SEC on August 16, 1999, and hereby incorporated by reference to such Quarterly Report.

(2)	Previously filed as an exhibit to our Report on Form 6-K of our wholly-owned subsidiary, Sparkling Spring Water Group Limited, filed with the SEC on August 16, 2000, and hereby incorporated by reference to such Quarterly Report.

(3)	Previously filed as an exhibit to our Report on Form 6-K of our wholly-owned subsidiary, Sparkling Spring Water Group Limited, filed with the SEC on August 15, 2001, and hereby incorporated by reference to such Quarterly Report.

(4)	Previously filed as an exhibit to the Registration Statement on Form F-4 of our wholly-owned subsidiary, Sparkling Spring Water Group Limited, filed with the SEC on December 12, 1997 (SEC File No. 333-43061), and hereby incorporated by reference to such Registration Statement.

Item 9.  Undertakings

      The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 6 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form F-1 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, on July 3, 2002.

SPARKLING SPRING WATER HOLDINGS LIMITED

By:	/s/ KENT DILLON SCHICKLI

Title: President

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities indicated and as of July 3, 2002.

Signature	Capacities

/s/ G. JOHN KREDIET* G. John Krediet	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
/s/ KENT DILLON SCHICKLI Kent Dillon Schickli	President, Chief Operating Officer and Chief Financial Officer (Principal Financial and Accounting Officer) and Authorized Representative in the United States and Director
/s/ STEWART E. ALLEN* Stewart E. Allen	Director
/s/ JOSEPH J. HEFFERNAN* Joseph J. Heffernan	Director
/s/ C. SEAN DAY* C. Sean Day	Director
/s/ KENNETH B. ROTMAN* Kenneth B. Rotman	Director
/s/ JOOST E. TJADEN* Joost E. Tjaden	Director
/s/ JAN NIESSEN* Jan Niessen	Director

*By: /s/ KENT DILLON SCHICKLI Kent Dillon Schickli Attorney-in-Fact

EXHIBITS

1.1	Form of Underwriting Agreement
3.1	Memorandum and Articles of Association of Sparkling Spring Water Holdings Limited**
3.2	Amended and Restated Articles of Association of Sparking Spring Water Holding Limited
4.1	Specimen of Common Share Certificate*
5.1	Form of Opinion of Stewart McKelvey Stirling Scales as to the legality of the shares being registered
8.1	Form of Opinion of Perkins Coie LLP as to certain United States tax matters
8.2	Opinion of Stewart McKelvey Stirling Scales as to certain Canadian tax matters (included in exhibit 5.1)
10.1	1998 Stock Option Plan of Sparkling Spring Water Holdings Limited, as amended
10.2	Management Agreement, dated effective as of January 1, 2002, among Sparkling Spring Water Holding Limited, C.F. Capital Corporation, G. John Krediet and K. Dillon Schickli
10.3	Amended and Restated Credit Agreement, dated as of May 17, 1999, between Sparkling Spring Water Group Limited, Sparkling Spring Water Holdings Limited (as successor-in- interest to Sparkling Spring Water Limited), Nature Springs Water Company Limited, Spring Water, Inc., The Toronto-Dominion Bank, Toronto Dominion (Texas), Inc., and The Toronto-Dominion Bank, London Branch(1)
10.4	First Amending Agreement to Amended and Restated Credit Agreement, dated as of May 30, 2000, between Sparkling Spring Water Group Limited, Sparkling Spring Water Holdings Limited (as successor-in-interest to Sparkling Spring Water Limited), Nature Springs Water Company Limited, Spring Water, Inc., The Toronto-Dominion Bank, Toronto Dominion (Texas), Inc., and The Toronto-Dominion Bank, London Branch(2)
10.5	Second Amending Agreement to Amended and Restated Credit Agreement, dated as of April 30, 2001, between Sparkling Spring Water Group Limited, Nature Springs Water Company Limited, Spring Water, Inc., The Toronto-Dominion Bank, Toronto Dominion (Texas), Inc., and The Toronto-Dominion Bank, London Branch(3)
10.6	Form of Class A Common Share Purchase Warrant**
10.7	Share Purchase Agreement, dated April 11, 2001, among Aquasource Inc. and Sparkling Spring Water Holdings Limited**
10.8	Lease, dated March 19, 1999, between Riverpointe Strategies Partnership, as Landlord, Canadian Springs Water Company, as Tenant, and Sparkling Spring Water Limited, as Indemnifier
10.9	Counterpart Lease, dated March 29, 1996, between Moatstar Limited, Sparkling Spring Water UK Limited and Sparkling Spring Water Limited**
10.10	Lease Agreement, dated July 8, 1999, by and between New York Life Insurance Company and Pure Water Corporation, as amended by First Amendment to Lease, dated May 15, 2001**
10.11	Indenture, dated November 19, 1997, among Sparkling Spring Water Group Limited, as Issuer, the Subsidiary Guarantors named therein, and Bankers Trust Company, as Trustee, as supplemented(4)
10.12	Form of Registration Rights Agreement, between Sparkling Spring Water Holdings Limited and certain shareholders
10.13	Software License and Maintenance Agreement, dated May 2000, between Garman Routing Systems and Sparkling Spring Water Group Limited
21.1	List of significant subsidiaries of Sparkling Spring Water Holdings Limited**
23.1	Consent of Ernst & Young LLP
23.2	Consent of Perkins Coie LLP (included in exhibit 8.1)
23.3	Consent of Stewart McKelvey Stirling Scales (included in exhibit 5.1)

*	To be filed by amendment

**	Previously filed

(1)	Previously filed as an exhibit to our Report on Form 6-K of our wholly-owned subsidiary, Sparkling Spring Water Group Limited, filed with the SEC on August 16, 1999, and hereby incorporated by reference to such Quarterly Report.

(2)	Previously filed as an exhibit to our Report on Form 6-K of our wholly-owned subsidiary, Sparkling Spring Water Group Limited, filed with the SEC on August 16, 2000, and hereby incorporated by reference to such Quarterly Report.

(3)	Previously filed as an exhibit to our Report on Form 6-K of our wholly-owned subsidiary, Sparkling Spring Water Group Limited, filed with the SEC on August 15, 2001, and hereby incorporated by reference to such Quarterly Report.

(4)	Previously filed as an exhibit to the Registration Statement on Form F-4 of our wholly-owned subsidiary, Sparkling Spring Water Group Limited, filed with the SEC on December 12, 1997 (SEC File No. 333-43061), and hereby incorporated by reference to such Registration Statement.